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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 000-22628

ARCADIS N.V.
(Translation of registrant's name into English)

Utrechtseweg 68
6812 AH Arnhem
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

    Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.
Date: April 12, 2005	By:	/s/ HARRIE L.J. NOY Harrie L.J. Noy Chairman of the Executive Board

Dear Shareholder:

        On behalf of the Executive Board of ARCADIS N.V., I cordially invite you to attend the Annual General Meeting of Shareholders, which will be held on Wednesday, May 11, 2005 at 2:00 p.m. local time, at Hotel en Congrescentrum Papendal, Papendallaan 3, in Arnhem, the Netherlands.

        We look forward to your attendance at the annual meeting so that you can learn more about ARCADIS and become better acquainted with the members of our Supervisory Board and Executive Board. Accompanying this letter are the following documents: (1) our annual report for the year ended December 31, 2004, (2) an agenda for the annual meeting which describes the business to be transacted at the meeting, (3) the notice of the annual meeting, and (4) our proxy statement and a proxy card, which, together, provide information on the proposals to be voted upon by our shareholders at the annual meeting.

        The Supervisory Board and Executive Board of ARCADIS unanimously recommend that shareholders vote "FOR" each of the proposals described in the proxy statement.

        Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the meeting, please complete, sign, date and return the enclosed proxy card in the enclosed postage-prepaid envelope at your earliest convenience so that your shares will be represented at the meeting. You may still attend the meeting if you return the proxy card. If you choose to attend the meeting, you may revoke your proxy and cast your votes in person. Please note that should you transfer ownership of the shares you voted by proxy prior to the meeting, your votes may be invalid under Netherlands law and may not be counted.

        If you have any questions about the proxy statement, the annual report, or any other aspect of the annual meeting, please contact either Joost Slooten in the United States at (631) 391-5262, or Anja van Bergen-van Kruijsbergen in the Netherlands at +31-26-377-8245.

Sincerely yours,

Harrie L.J. Noy Chairman of the Executive Board

Arnhem, The Netherlands
April 12, 2005

ARCADIS N.V.
AGENDA OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
May 11, 2005

The Annual General Meeting of Shareholders of ARCADIS N.V. will be held at Hotel en Congrescentrum Papendal, Papendallaan 3, in Arnhem, The Netherlands, on Wednesday, May 11, 2005, at 2:00 p.m. local time. Set forth below is an agenda for the business to be transacted at the annual meeting and the order in which these agenda items will be presented to our shareholders.

1.	Opening and Announcements
2.	Statement of the Supervisory Board for the year ended December 31, 2004
3.	Report of the Executive Board for the year ended December 31, 2004
4.	Annual Financial Statements for the year ended December 31, 2004
	a.	Adoption of the 2004 Financial Statements of ARCADIS N.V.
	b.	Shareholder discussion of our dividend and reservation policy
	c.	Adoption of a € 0.48 cash dividend payment per issued and outstanding common share
5.	Approval of the Annual Discharge of the Executive Board and the Supervisory Board
	a.	Discharge of Executive Board members' liability for management duties and responsibilities
	b.	Discharge of Supervisory Board members' liability for supervisory duties and responsibilities
6.	Assignment of Accountant for 2005
7.	Composition of the Supervisory Board
	a.	Appointment of George R. Nethercutt, Jr. to the Supervisory Board
	b.	Announcement of vacancies arising at the next Annual General Meeting of Shareholders
8.	Adoption of Remuneration Policy for the Members of the Executive Board
9.	Approval of the Structure of Incentive Awards Granted to the Members of the Executive Board
10.	Approval of Amendments to the ARCADIS N.V. 2001 Long-Term Incentive Share Option Plan
11.	Authorization to Issue Shares and Rights to Shares of ARCADIS' Capital Stock
	a.	Renewal of the authorization of the Supervisory Board to issue shares and rights to shares of ARCADIS' capital stock
	b.	Approval of limitations and exclusions applicable to pre-emptive rights
12.	Authorization of the Executive Board to Repurchase Shares of ARCADIS' Capital Stock
13.	Questions and Answers
14.	Adjournment

Arnhem, April 12, 2005
The Executive Board
ARCADIS N.V.
P.O. Box 33
6800 LE Arnhem
The Netherlands

ARCADIS N.V.

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

        The Annual General Meeting of Shareholders of ARCADIS N.V. will be held on Wednesday, May 11, 2005, at 2:00 p.m. local time, at Hotel en Congrescentrum Papendal, Papendallaan 3, in Arnhem, The Netherlands. At the annual meeting, shareholders will be asked to consider and vote upon the following proposals:

  1.
  to adopt our financial statements for the year ended December 31, 2004 (Agenda Item 4a);

  2.
  to adopt a € 0.48 cash dividend payment per common share (Agenda Item 4c);

  3.
  to approve the annual discharge of our Executive Board (Agenda Item 5a);

  4.
  to approve the annual discharge of our Supervisory Board (Agenda Item 5b);

  5.
  to assign KPMG Accountants N.V. in De Meern to serve as our independent auditor for the fiscal year 2005 (Agenda Item 6);

  6.
  to appoint George R. Nethercutt, Jr. to serve as a member of our Supervisory Board (Agenda Item 7a);

  7.
  to adopt the remuneration policy applicable to our Executive Board (Agenda Item 8);

  8.
  to approve the structure of the various incentive awards granted to the members of our Executive Board (Agenda Item 9);

  9.
  to approve the amendments to our 2001 Long-Term Incentive Share Option Plan (Agenda Item 10);

  10.
  to approve the authorization of our Supervisory Board to issue shares, and rights to shares, of our capital stock (Agenda Item 11a);

  11.
  to approve limitations and exclusions applicable to certain pre-emptive rights (Agenda Item 11b); and

  12.
  to approve the authorization of our Executive Board to repurchase shares of our capital stock (Agenda Item 12).

        Each of these proposals is more fully discussed in the proxy statement immediately following this notice.

        Only shareholders of record of ARCADIS at the close of business on April 7, 2005 will be entitled to notice of the annual meeting and any adjournments thereof. Pursuant to our Articles of Association and Netherlands law, any person who is a shareholder on the date of our annual meeting is entitled to attend and vote at the meeting. Accordingly, the record date above serves only as a reference date in order to determine which shareholders are entitled to receive notice of the annual meeting. We will not close our transfer books. We will make available at the annual meeting a complete list of shareholders of record at the close of business on April 7, 2005, and on May 10, 2005, the day immediately preceding the annual meeting. If you wish to attend the annual meeting in person, you will be required to present proper identification, proof that you are a shareholder of ARCADIS N.V., and proof of the number of shares you own on the day of the meeting.

        WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE MARK YOUR VOTE FOR EACH PROPOSAL AND COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE AT YOUR EARLIEST CONVENIENCE SO THAT YOUR SHARES WILL BE REPRESENTED AT THE MEETING. YOU MAY STILL ATTEND THE MEETING IF YOU RETURN THE PROXY CARD. IF YOU CHOOSE TO ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND CAST YOUR VOTES IN PERSON. PLEASE NOTE THAT SHOULD YOU TRANSFER OWNERSHIP OF THE SHARES YOU VOTED BY PROXY PRIOR TO THE MEETING, YOUR VOTES MAY BE INVALID UNDER NETHERLANDS LAW AND MAY NOT BE COUNTED.

By Order of the Executive Board,

Harrie L.J. Noy Chairman of the Executive Board

Arnhem, The Netherlands
April 12, 2005

ARCADIS N.V.
Utrechtseweg 68
6812 AH Arnhem
The Netherlands

PROXY STATEMENT
For the Annual General Meeting of Shareholders to be held on May 11, 2005

INTRODUCTION

        This proxy statement is furnished to the shareholders of ARCADIS N.V., a company organized and existing under the laws of the Kingdom of The Netherlands, in connection with the solicitation of proxies by our Executive Board for use at the 2005 Annual General Meeting of Shareholders. The annual meeting will be held on Wednesday, May 11, 2005, at 2:00 p.m. local time, at Hotel en Congrescentrum Papendal, Papendallaan 3, in Arnhem, The Netherlands. This proxy statement and the accompanying proxy card are first being mailed or given on or about April 12, 2005 to shareholders of record at the close of business on April 7, 2005.

        Our principal executive offices are located at Utrechtseweg 68, 6812 AH Arnhem, The Netherlands, and our telephone number at that address is 31-26-3778911. For further information about our company, you may wish to visit our website at www.arcadis-global.com (the contents of the website are not part of this proxy statement).

Information About this Proxy Statement

        Some of the business items included on the agenda for the annual meeting include proposals to be voted upon by the holders of our common shares. We have sent you these proxy materials because our Executive Board is soliciting your proxy to vote your shares on the following proposals to be presented at the annual meeting:

  Proposal 1: to adopt our financial statements for the year ended December 31, 2004;

  Proposal 2: to adopt a € 0.48 cash dividend payment per common share;

  Proposal 3: to approve the annual discharge of our Executive Board;

  Proposal 4: to approve the annual discharge of our Supervisory Board;

  Proposal 5: to assign KPMG Accountants N.V. in De Meern to serve as our independent auditor for the fiscal year 2005;

  Proposal 6: to appoint George R. Nethercutt, Jr. to serve as a member of our Supervisory Board;

  Proposal 7: to adopt the remuneration policy applicable to our Executive Board;

  Proposal 8: to approve the structure of the various incentive awards granted to the members of our Executive Board;

  Proposal 9: to approve the amendments to our 2001 Long-Term Incentive Share Option Plan;

  Proposal 10: to approve the authorization of our Supervisory Board to issue shares, and rights to shares, of our capital stock;

  Proposal 11: to approve limitations and exclusions applicable to certain pre-emptive rights; and

  Proposal 12: to approve the authorization of our Executive Board to repurchase shares of our capital stock.

        This proxy statement contains information that is designed to assist you in voting your shares on each of the above proposals. Neither the Executive Board nor the Supervisory Board knows of any other matters to be presented to the shareholders for a vote at the annual meeting.

Shareholders Entitled to Notice and to Vote

        Only shareholders of record at the close of business on April 7, 2005, which we refer to as the record date, will be entitled to notice of the annual meeting. Pursuant to our Articles of Association and Netherlands law, any person who is a shareholder on the date of the annual meeting is entitled to attend and vote at the annual meeting. Accordingly, the record date serves only as a reference date in order to determine which shareholders are entitled to receive notice of the annual meeting.

        On March 31, 2005, there were 20,645,615 common shares, € 0.05 nominal value, issued and outstanding and 200 priority shares, € 0.05 nominal value, issued and outstanding. Our Articles of Association also authorize us to issue shares of cumulative preferred stock, € 0.05 nominal value, and cumulative financing preferred stock, € 0.05 nominal value. On the record date, there were no shares of cumulative preferred stock or cumulative financing preferred stock issued and outstanding.

        Notwithstanding the record date specified above, we will not close our transfer books and you may transfer any shares held by you subsequent to the record date. Please note that if you decide to transfer ownership of the shares you voted by proxy prior to the meeting, your votes may be invalid under Netherlands law and may not be counted.

        If your shares are held in the name of a brokerage firm, bank nominee or other institution, only the institution may sign a proxy card with respect to your shares. Accordingly, please contact the person responsible for your account and provide your proxy card with instructions on how your shares should be voted at the meeting.

Voting Requirements

        Each issued and outstanding common share represents the right to one vote at the annual meeting, regardless of whether the share is voted in person or by proxy card. Our Articles of Association do not impose a requirement that a quorum of shareholders be present or represented by proxy at the annual meeting in order for a vote to be taken on any of the proposals on the agenda for this year's annual meeting. However, because our common shares are quoted on the Nasdaq National Market, or Nasdaq, the National Association of Securities Dealers, Inc., which governs those companies with shares quoted on Nasdaq, imposes a minimum quorum requirement on us. Accordingly, the holders of 33 1/3% of the outstanding common shares entitled to vote at the annual meeting, who are present in person or represented by proxy, will constitute a quorum necessary to hold a valid meeting.

        Pursuant to our Articles of Association, proposals adopted by the shareholders at the annual meeting must be passed by an absolute majority of the votes validly cast, unless our Articles of Association or Netherlands law requires a vote greater than that of the majority of votes cast. We have

2

described below any proposal that requires more than an absolute majority of the votes cast in order to be adopted by the shareholders. Only votes cast by the shares represented and entitled to vote at the annual meeting will determine the adoption or rejection of a proposal and, therefore, abstentions and broker non-votes will have no effect on the actual voting. However, abstentions and broker non-votes will be counted as present for establishing the 33 1/3% quorum requirement described above. A broker non-vote occurs when a broker votes on some matters on the proxy card but not on other matters because the broker does not have the authority to do so.

        Several of the proposals to be voted on at the annual meeting also will require the approval of the holder of our priority shares. All of our issued and outstanding priority shares are held by Stichting Prioriteit ARCADIS NV, a foundation. The board of Stichting Prioriteit has 20 members, 10 of whom are members of our Executive Board and Supervisory Board and the other 10 of whom are representatives elected by our employees. A 60% absolute majority of the members of the Stichting Prioriteit board is necessary in order for the board to approve any of the shareholder proposals in which a vote of the priority shares is required. We have described below any proposal that also will require the approval of the holder of the priority shares.

Proxies

        The shares represented by a proxy card will be voted in accordance with the instructions indicated on the proxy card if:

  •
  the enclosed proxy card is fully and properly executed;

  •
  the proxy card is returned to us on time;

  •
  the proxy is not revoked prior to or at the annual meeting; and

  •
  the owner of the shares voting in accordance with the proxy has not transferred the shares prior to the annual meeting.

        If no instructions are indicated on the proxy, your proxy will be voted "FOR" each of the proposals on the proxy card. All persons named as proxies on the enclosed proxy card are members of our Executive Board.

        Any shareholder voting on a proxy card has the right to vote "FOR," "AGAINST" or to "ABSTAIN" on a particular proposal by indicating as such on the proxy card. A shareholder who has returned a proxy card to us may revoke it at any time prior to the annual meeting by doing one of the following:

  •
  providing written notice of revocation to the Chairman of the Executive Board;

  •
  properly submitting a duly executed proxy card bearing a later date; or

  •
  voting in person at the annual meeting.

        If you wish to attend and vote at the annual meeting, you will be required to present proper identification, proof that you are a shareholder, and proof of the number of shares you own on the day of the annual meeting. All written notices of revocation of a proxy card should be sent to the following address: ARCADIS N.V., Utrechtseweg 68, 6812 AH Arnhem, The Netherlands, Attention: Harrie L.J. Noy, Chairman of the Executive Board.

3

PROPOSAL 1
(Agenda Item 4a)
ADOPTION OF OUR FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2004

        Our Articles of Association require that our books be closed annually, on each December 31, and that the Executive Board prepare our financial statements within five months of December 31. Our Articles of Association further require our independent certified public accountant to audit our annual financial statements and to prepare a report for the Executive Board and the Supervisory Board.

        The Supervisory Board reviewed and approved the annual financial statements for the year ended December 31, 2004 at a meeting of the Supervisory Board held on March 4, 2005. A copy of the 2004 year-end financial statements is included in our annual report accompanying this proxy statement. The Supervisory Board recommends that our shareholders adopt our annual financial statements as presented in our annual report.

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to adopt our 2004 financial statements.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD
UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE
"FOR" PROPOSAL 1

PROPOSAL 2
(Agenda Item 4c)
ADOPTION OF € 0.48 CASH DIVIDEND PAYMENT
PER COMMON SHARE

        Our Articles of Association provide that, subject to the approval of the Supervisory Board, our Executive Board shall determine, on an annual basis, the amount of our profits that we will set aside as reserves, and also, the amount of our profits to be distributed to our shareholders in the form of a dividend payment. Our Articles of Association require that the shareholders adopt this dividend payment at the annual meeting.

        Our Articles of Association provide that each year, to the extent possible, 5% of the nominal amount per priority share shall be distributed to the holders of the priority shares. Thereafter, no further distributions will be made on the priority shares. After the payment of dividends on the priority shares and the allocation of any remaining amount of our profit to the reserves, the Executive Board has proposed, and the Supervisory Board has approved, the payment of a dividend in the amount of € 0.48, in cash, per issued and outstanding common share. The Executive Board proposes to fix May 11, 2005 as the record date for payment of the dividend. Starting May 13, 2005, our common shares will be quoted ex-dividend and payment of the dividend will begin on May 25, 2005.

        Each year we attempt to ensure that the dividend payment proposed by the Executive Board conforms to the applicable statutory requirements under Netherlands law, as well as the policy of ARCADIS to distribute a dividend to our shareholders in an amount equal to 30% to 40% of the net profit from operations, excluding amortization of goodwill, as calculated in accordance with

4

Netherlands law and regulations. This year, the proposed dividend payment of € 0.48 per common share is equal to the 2003 dividend payment and equals approximately 43% of net income from operations. The 2004 dividend payment exceeds the payment range recommended by our dividend policy because we generated a favourable cash flow during 2004. Our dividend policy aims to provide our shareholders with an attractive return on their investment while, at the same time, providing us with the cash necessary to finance further growth of our business. The Supervisory Board has discussed our current dividend policy with the Executive Board and, based on these discussions, has decided not to change our current dividend policy at this time.

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to adopt the € 0.48 cash dividend payment per common share.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD
UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE
"FOR" PROPOSAL 2

PROPOSAL 3
(Agenda Item 5a)
APPROVAL OF THE ANNUAL DISCHARGE OF OUR EXECUTIVE BOARD

        Our Articles of Association provide that we must present to the shareholders at the annual meeting a separate proposal asking our shareholders to grant a discharge of the Executive Board from liability for their management duties and responsibilities during the preceding financial year, to the extent that such liability is related to the financial statements for the year ended December 31, 2004 and the report given by the Executive Board at the annual meeting. After the Executive Board members are discharged by the shareholders, a member of the Executive Board cannot be held liable in any action or proceeding brought by a shareholder that is based upon our financial statements for the year ended December 31, 2004, as presented to, and adopted by, the shareholders at this annual meeting. However, this discharge would not protect members of the Executive Board if our financial statements were subsequently restated. The discharge is to be approved without prejudice to certain statutory provisions of The Netherlands Civil Code.

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to grant a discharge of the Executive Board for their duties during the preceding financial year.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD
UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE
"FOR" PROPOSAL 3

PROPOSAL 4
(Agenda Item 5b)
APPROVAL OF THE ANNUAL DISCHARGE OF OUR SUPERVISORY BOARD

        Similarly to the discharge of our Executive Board, our Articles of Association provide that we must present to the shareholders at the annual meeting a separate proposal asking our shareholders to grant

5

a discharge of the Supervisory Board from liability for their supervisory duties and responsibilities during the preceding financial year, to the extent such liability is related to the financial statements for the year ended December 31, 2004 and the report given by the Supervisory Board at the annual meeting. The discharge of the Supervisory Board members also means that a member of the Supervisory Board cannot be held liable in any action or proceeding brought by a shareholder that is based upon our financial statements for the year ended December 31, 2004, as presented to, and adopted by, the shareholders at this annual meeting. As with the discharge of our Executive Board members, the discharge would not protect members of the Supervisory Board if our financial statements were subsequently restated. The discharge is to be approved without prejudice to certain statutory provisions of The Netherlands Civil Code.

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to grant a discharge of the Supervisory Board for their duties during the preceding financial year.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD
UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE
"FOR" PROPOSAL 4

PROPOSAL 5
(Agenda Item 6)
ASSIGNMENT OF KPMG ACCOUNTANTS N.V. TO SERVE AS OUR
INDEPENDENT AUDITOR FOR THE FISCAL YEAR 2005

        Our Articles of Association provide that our shareholders are entitled to assign a registered accountant to audit our annual financial statements prepared by the Executive Board. The Audit Committee of our Supervisory Board recommended to our Supervisory Board that the Supervisory Board propose that our shareholders assign KPMG Accountants N.V. in De Meern to audit our financial statements for the fiscal year 2005.

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to assign KPMG Accountants N.V. to audit our financial statements for the fiscal year 2005.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD
UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE
"FOR" PROPOSAL 5

PROPOSAL 6
(Agenda Item 7a)
APPOINTMENT OF GEORGE R. NETHERCUTT, JR. TO OUR SUPERVISORY BOARD

        Our Articles of Association provide that the Supervisory Board must consist of at least three individuals. Our current Supervisory Board is composed of six individuals. The current members of our Supervisory Board include: Rijnhard W.F. Van Tets (Chairman), Ross A. Webber (Vice-Chairman), Thomas M. Cohn, Jan Peelen, Carlos Espinosa de Los Monteros and Gerrit Ybema.

6

        The Supervisory Board oversees the policies of the Executive Board and the general course of our business and related business enterprises. The members of the Supervisory Board are nominated by the Supervisory Board and then are appointed to serve on the board for a period of four years. A member of the Supervisory Board must resign at the expiration of the four-year term. However, a resigning member also may choose to be re-appointed to the board. A Supervisory Board member is only eligible for reappointment to two additional four-year terms.

        Pursuant to our Articles of Association, the members of the Supervisory Board are appointed by the shareholders at a general meeting from among the nominees selected by the Supervisory Board. The Supervisory Board must nominate a member to fill a vacancy on the Supervisory Board within six months following the occurrence of the vacancy. If the Supervisory Board has not nominated a member within this time period, then the shareholders may appoint a Supervisory Board member at a general meeting at their discretion.

        If the Supervisory Board makes a binding nomination, the shareholders at a general meeting may nevertheless void the binding nature of the nomination by a resolution adopted by at least two-thirds (66 2/3%) of the votes cast at the meeting, provided that the votes cast represent more than one-third (33 1/3%) of our issued share capital. A binding nomination means that the nomination was made within the six month prescribed time period and, for each appointment, a choice can be made from at least two persons. If the Supervisory Board makes a non-binding nomination, the shareholders at a general meeting may set aside the nomination by a resolution adopted by at least two-thirds (66 2/3%) of the votes cast at the meeting, provided that the votes cast represent more than one-third (33 1/3%) of our issued share capital. However, if the non-binding nomination of the Supervisory Board is accepted by the shareholders at a general meeting, the appointment must be approved by a vote of the holders of a majority of the shares entitled to vote at a general meeting.

        In accordance with the schedule adopted by the Supervisory Board, three of its members, Messrs. Espinosa de los Monteros, Van Tets and Webber are scheduled to retire from the Supervisory Board at the close of the 2006 Annual General Meeting of Shareholders. Mr. Webber is not eligible for re-appointment to the Supervisory Board due to the term limits described above. Messrs. Van Tets and Espinosa de los Monteros are eligible for re-appointment following the expiration of their current terms.

        Due to the fact that Mr. Webber is not eligible for re-appointment at the 2006 Annual General Meeting of Shareholders, a vacancy will arise in the Supervisory Board at that time. The Supervisory Board has decided to appoint an additional member to the Supervisory Board in order to fill the vacancy that will arise following the 2006 Annual General Meeting of Shareholders. This will increase the current composition of the Supervisory Board to seven members. With respect to this decision, the Supervisory Board has decided to nominate Mr. George R. Nethercutt, Jr. to the Supervisory Board. The nomination of Mr. George R. Nethercutt, Jr. is non-binding. If Mr. Nethercutt is appointed to the Supervisory Board, we will have seven members on our Supervisory Board at the close of the annual meeting on May 11, 2005.

        Mr. George R. Nethercutt, Jr., age 60, is a citizen of the United States. He currently serves as a member of the Board of Directors of Hecla Mining Company, The Washington Policy Center and Isothermal Systems Research. From 1994 until January 2005, Mr. Nethercutt served as a member of the United States House of Representatives. He served on the Appropriations Committee and the Defense, Interior and Agriculture Subcommittees. From 1977 to 1994, Mr. Nethercutt practiced law in the private sector, focusing on corporate, estate and probate and adoption law.

        The Supervisory Board believes that Mr. Nethercutt should be appointed to the Supervisory Board because of his broad experience in and knowledge of government and policy in the United States and also of the markets and businesses in the United States in which ARCADIS competes. If Mr. Nethercutt is appointed to the Supervisory Board, he would qualify as an independent member of

7

the Supervisory Board as defined by the Committee on Dutch Corporate Governance and under the Sarbanes-Oxley Act and the Nasdaq independence rules adopted in the United States. Mr. Nethercutt holds no shares of our capital stock.

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to appoint Mr. Nethercutt to our Supervisory Board.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD
UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE
"FOR" PROPOSAL 6

PROPOSAL 7
(Agenda Item 8)
ADOPTION OF THE REMUNERATION POLICY APPLICABLE TO
OUR EXECUTIVE BOARD

        Following the adoption of the Dutch Corporate Governance Code, our Supervisory Board determined that our remuneration policy for Executive Board members needed to be reviewed. The review was based on an evaluation carried out by our Selection and Remuneration Committee, which was aided by the work of an external consultant who conducted a comparative market study. On March 30, 2005, our Supervisory Board approved, subject to adoption by the shareholders at the annual meeting, various amendments to the remuneration policy for our Executive Board members.

        Below is a description of the remuneration policy, as proposed to be amended.

        Components of Remuneration Structure.    The remuneration package for the members of our Executive Board consists of the following elements: (1) fixed annual salary; (2) short-term variable bonus; (3) long-term variable bonus; and (4) participation in our pension program.

        Our remuneration policy is based upon the following principles:

  •
  Generally, we believe that our Executive Board members should receive compensation equal to the median level of our labour market peer group;

  •
  The variable portion of our remuneration policy should be an important part of the overall remuneration package. The objective of the performance criteria is to increase shareholder value in the short- and long-term;

  •
  Compensation of our Executive Board members is made on a case-by-case basis and depends upon the particular employee's job responsibilities; and

  •
  In the case of an Executive Board member based outside of the Netherlands, the remuneration package is developed by considering the prevailing market conditions in the country of residence of the Executive Board member.

        The companies which make up our labour market peer group include Dutch companies of comparable complexity and size to ARCADIS. Our Supervisory Board has also added a number of

8

non-Dutch companies that operate in the same business sector as ARCADIS. The following companies make up the labour market peer group:

•	Ballast Nedam NV (Netherlands)	•	Royal Ten Cate NV (Netherlands)
•	Royal Boskalis Westminster NV (Netherlands)	•	Jaakko Poyry Group Oyj (Finland)
•	Draka Holding NV (Netherlands)	•	Alten SA (France)
•	Fugro NV (Netherlands)	•	Sweco AB (Sweden)
•	Grontmij NV (Netherlands)	•	Tetra Tech Inc. (United States)
•	PinkRoccade NV (Netherlands)	•	WSP Group Plc (United Kingdom)

        Fixed Annual Salary.    The fixed annual salary will be increased in two phases, with an approximate 3% increase in fixed salary at each phase. This increase is in accordance with the median level of salaries of companies within our labour market peer group. Each year, the fixed annual salary will be reviewed to determine if it needs to be amended to keep in line with increases in wages or due to other company-specific circumstances.

        Short-Term Bonus.    Executive Board members are eligible to receive an annual short-term bonus, provided certain financial and non-financial performance goals are met. If these performance goals are met, the target bonus is 40% of the Executive Board member's base salary; provided, however, that the amount of the bonus may range from 0% to 60% of the base salary. The amount of the short-term bonus will be based on ARCADIS' achievement of certain financial targets (comprising 75% of the total bonus amount), as well as non-financial targets (comprising 25% of the total bonus amount). The Supervisory Board will establish the goals each year in advance, considering both the results of previous years and future expectations.

        The financial targets will be based on the following financial criteria: (1) earnings per share, excluding currency effects (comprising 60% of the financial target bonus amount), or EPS, and (2) the return on invested capital (comprising 40% of the financial target bonus amount). The target for EPS will be linked to our budget for the applicable year. The target for return on invested capital is 15%, which will be compared against the budget each year. No bonus will be paid for any performance falling below the minimum financial targets. On the other hand, an Executive Board member will receive the maximum bonus if the maximum financial targets are achieved.

        Non-financial targets are tailored to the Executive Board member's particular responsibilities. Each Executive Board member's non-financial targets will contain a number of individualized performance criteria.

        Long-Term Bonus.    Our Executive Board members are eligible to receive a long-term bonus comprised of performance-related options and performance-related shares. The long-term bonus element of the remuneration policy consists of options and incentive shares which are granted under our 2001 Long-Term Incentive Share Option Plan. The President of the Executive Board will receive a conditional annual grant of 25,000 options to acquire common shares and 10,000 incentive shares. Other members of the Executive Board will receive a conditional annual grant of 15,000 options and 7,000 incentive shares. The structure of the grants made under the long-term bonus must be approved by our shareholders pursuant to the Dutch Corporate Governance Code. For more information regarding this requirement, please see Proposal 8 discussed below. If approved by our shareholders, the amount and conditions related to the annual long-term bonus grants to our Executive Board members will apply for the next three years until the 2008 annual meeting of shareholders, unless any amendment is adopted by our shareholders.

        The option and incentive share awards are conditioned upon the satisfaction of certain performance goals at the end of a three-year period. The performance goals relate to total shareholder return, which is measured share price growth plus the amount of dividends declared. At the end of each three-year cycle, our performance will be measured against the performance of companies within

9

a designated peer group. The peer group consists of the following companies: Alten SA (France), Grontmij NV (Netherlands), Jaakko Poyry Group Oyj (Finland), Sweco AB (Sweden), Tetra Tech Inc. (United States), TRC Companies Inc. (United States), URS Corporation (United States), WS Atkins Plc (United Kingdom), and WSP Group Plc (United Kingdom).

        As described in the table below, our position, in terms of performance, within this peer group, will then determine the number of previously granted options and incentive shares that will become unconditionally granted to the Executive Board members.

Our Position within Peer Group	Number of Conditional Options and Shares that will become Unconditional

1st	150%

4th	100%

7th	50%

Lower than 7th	0%

Other positions between 1st and 7th	Determined by interpolation

        The maximum exercise period for the options is 10 years. Incentive shares acquired unconditionally must be retained by the Executive Board member for at least 2 years.

        Pension Scheme.    Dutch members of our Executive Board may participate in a pension program applicable to our subsidiaries and affiliates that are Dutch companies. The contribution is based on a pension which, under certain conditions, is comparable to the average wage. The recommended retirement age is 63. Participants may contribute up to 6% of their recommended retirement salary.

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to adopt the remuneration policy applicable to our Executive Board.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD
UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE
"FOR" PROPOSAL 7

PROPOSAL 8
(Agenda Item 9)
APPROVAL OF THE STRUCTURE OF INCENTIVE AWARDS GRANTED
TO THE MEMBERS OF OUR EXECUTIVE BOARD

        Assuming our remuneration policy discussed above in Proposal 7 is adopted by the shareholders, our Executive Board members will be entitled to certain performance-related options and performance-related shares. These awards will be granted under our 2001 Long-Term Incentive Share Option Plan. Various amendments to our 2001 Long-Term Incentive Share Option Plan have been approved by our Supervisory Board and are being presented to our shareholders for approval at the annual meeting. Please see Proposal 9 below for a discussion of the changes to our 2001 Long-Term Incentive Share Option Plan.

        Under the long-term bonus element of the remuneration policy, the following conditional grants will be made on an annual basis:

  •
  the President of the Executive Board will receive a maximum conditional annual grant of 37,500 options to acquire common shares and 15,000 incentive shares; and

10

  •
  other members of the Executive Board will receive a maximum conditional annual grant of 22,500 options to acquire common shares and 10,500 incentive shares.

        The grants discussed above are based on the assumption that ARCADIS will reach position number 1 in our peer group as discussed above in Proposal 7. If ARCADIS achieves this position, 150% of the conditional grant discussed above in Proposal 7 will become unconditional, and the options will vest according to their terms. The structure of the grants made under the long-term bonus must be approved by our shareholders pursuant to the Dutch Corporate Governance Code. These grants are conditioned upon the satisfaction of certain performance goals at the end of a three-year period. If approved by our shareholders, the amount and conditions related to the annual long-term bonus grants to our Executive Board members will apply for the next three years.

        A complete description of the remuneration policy of our Executive Board members is provided in Proposal 7 above.

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the structure of incentive awards to the members of our Executive Board.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD
UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE
"FOR" PROPOSAL 8

PROPOSAL 9
(Agenda Item 10)
APPROVAL OF AMENDMENTS TO OUR
2001 LONG-TERM INCENTIVE SHARE OPTION PLAN

        The Arcadis N.V. 2001 Long-Term Incentive Share Option Plan, or the 2001 Plan, was adopted by the Supervisory Board and Stichting Prioriteit ARCADIS NV (the Foundation which holders our priority shares) on April 11, 2001 and approved by the shareholders of ARCADIS on May 23, 2001. The 2001 Plan has a term of six years expiring on December 31, 2006. On March 30, 2005, the Supervisory Board adopted, subject to shareholder approval at the annual meeting, amendments to the 2001 Plan that would:

  •
  remove the current performance criterion linking the option grants to an increase in our profit per share over the preceding financial year, and provide instead that the ARCADIS Selection and Remuneration Committee will, in advance, establish objectives and performance criteria for option grants and/or share grants;

  •
  provide for awards of stock appreciation rights, restricted shares and incentive shares to participants under the 2001 Plan;

  •
  provide that the ARCADIS Selection and Remuneration Committee will determine the grant and exercise date of awards;

  •
  add key officials of newly acquired companies to the class of eligible participants;

  •
  extend the term of the 2001 Plan for 5 years, through December 31, 2011;

  •
  increase the number of common shares available for future awards under the 2001 Plan by 813,219 shares for a total of 2,500,000 available for future awards under the 2001 Plan; and

  •
  rename the 2001 Plan the "2001 Arcadis NV Long-Term Incentive Plan."

11

        These amendments constitute, under the Nasdaq listing standards (which apply to ARCADIS), material modifications of the 2001 Plan. In the event of a material modification of an equity plan, the Nasdaq listing standards require shareholder approval of the amendments. The Supervisory Board has approved the proposed amendments to the 2001 Plan for submission to the shareholders at the annual meeting. If approved by the shareholders, the proposed amendments will be effective as of the date of the annual meeting. If the shareholders do not approve the amendments to the 2001 Plan, the 2001 Plan will remain in effect in accordance with its current terms.

        We currently maintain the 1996 Incentive Plan, which will expire on May 31, 2005, under which options and other awards with respect to an aggregate of approximately 432,639 shares of our common shares were outstanding as of March 31, 2005. As of March 31, 2005, there were approximately 263,660 shares remaining available for grant under the 1996 Plan.

        As of March 31, 2005, there were approximately 813,219 common shares subject to outstanding option rights and approximately 1,686,781 common shares remaining available for future awards under the 2001 Plan. We intend to try to minimize any future dilution to our shareholders that may result from option issuances under the 2001 Plan by repurchasing our common shares, from time to time, to the extent we have available cash to make such repurchases. As of March 31, 2005, approximately 170 employees and members of the Executive Board were eligible to participate in the 2001 Plan.

        A summary of the 2001 Plan, as proposed to be amended, is set forth below. The summary is qualified in its entirety by reference to the full text of the 2001 Plan, which we will file with our Annual Report on Form 20-F to be filed with the United States Securities and Exchange Commission, or the SEC. The 2001 Plan as currently in effect was filed as an exhibit to our Form 20-F for the year-ended December 31, 2001. The 2001 Plan as currently in effect is available at the SEC's website located at http://www.sec.gov.

Summary of the 2001 Plan

        Purpose and Duration of the 2001 Plan.    The purpose of the 2001 Plan is to strengthen the employees' and directors' relationship with ARCADIS, as well as provide an incentive to such employees and directors to achieve maximum results for ARCADIS. The 2001 Plan became effective as of May 23, 2001, and, as proposed to be amended, will expire on December 31, 2011.

        Eligible Participants.    Executive Board members, key employees of ARCADIS, and key officials of newly acquired companies are eligible to participate in the 2001 Plan.

        Permissible Awards and Shares Available for Awards.    The 2001 Plan authorizes the Supervisory Board to grant awards in any of the following forms:

  •
  stock options to acquire common shares of ARCADIS;

  •
  stock appreciation rights, which give the holder the right to receive the difference between the fair market value per common share on the date of exercise over the grant price;

  •
  incentive shares, which are payable in common shares upon the Supervisory Board's review of specified performance factors; and

  •
  restricted common shares, which are subject to restrictions on transferability and subject to forfeiture on terms set by the Supervisory Board.

Incentive options may only be granted to employees of ARCADIS or a subsidiary. The aggregate number of shares available each year for issuance pursuant to awards granted under the 2001 Plan is 600,000. The maximum number of shares that may be issued upon exercise of incentive stock options granted under the 2001 Plan is 600,000. The aggregate number of shares that may be granted pursuant to options and stock appreciation rights in any one year is 600,000. The ARCADIS Selection and Remuneration Committee will determine the grant and exercise date of awards, as well as establish, in

12

advance, objectives and performance criteria applicable to awards. The strike price of the awards will be the closing price of ARCADIS common shares on the Euronext AMSTERDAM N.V. or Nasdaq on the day of grant.

        Administration.    The 2001 Plan will be administered by the Supervisory Board. The Supervisory Board will have the authority to designate recipients of awards, designate targets which must be achieved in order to receive awards, interpret, amend, correct and apply the 2001 Plan, and to make regulations and determinations for carrying out its purpose.

        Termination of Employment.    If an optionee's employment terminates within the first three years following the date of grant of the option for any reason other than death, disability or ordinary retirement, all of such optionee's options will immediately terminate. If an optionee's employment terminates by reason of death or disability within the three-year period following the date of grant of the option, all of such optionee's options will become fully exercisable. If an optionee's employment terminates by reason of ordinary retirement, all of such optionee's options will become fully exercisable on the third anniversary of the date of grant of the option. If an optionee voluntarily terminates employment within the three-year period after the date of grant, his or her options will expire on such termination date. If we terminate the optionee's employment for any reason other than for cause, the options which are not yet exercisable will expire on the date of termination and the options which are exercisable on the date of termination will expire three months following the date of termination. If we terminate the optionee's employment for cause, all options will expire immediately on the day preceding the notification date of the termination for cause. There is no default provision in the Plan with respect to the treatment of other awards (stock appreciation rights and restricted stock) upon a participant's termination of employment. The Board, however, may provide such terms in the individual award agreements.

        Limitations on Transfer; Heirs.    No option may be transferred, pledged or otherwise encumbered. In the event options are transferred, pledged or otherwise encumbered, the option will be cancelled without consideration. Options may only be exercised by the optionee, or after his death, by his heirs.

        Termination and Amendment.    No amendment without the approval of the shareholders may (1) materially increase the benefits accruing to participants, (2) materially increase the number of shares available under the 2001 Plan, (3) expand the types of awards under the 2001 Plan, (4) materially expand the class of participants eligible to participate in the 2001 Plan, (5) materially extend the term of the 2001 Plan, or (6) otherwise constitute a material change requiring shareholder approval under applicable laws or the applicable listing or other requirements of an exchange. The Supervisory Board may appoint another body to administer the 2001 Plan.

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the amendments to our 2001 Long-Term Incentive Share Option Plan. In addition, Stichting Prioriteit ARCADIS NV, the holder of our priority shares, must approve the increase in the number of common shares reserved for issuance under the 2001 Plan.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD
UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE
"FOR" PROPOSAL 9

13

PROPOSAL 10
(Agenda Item 11a)
AUTHORIZATION OF THE SUPERVISORY BOARD TO ISSUE SHARES, AND
RIGHTS TO SHARES, OF CAPITAL STOCK FOR A PERIOD OF 18 MONTHS

        Our Articles of Association provide that the shareholders have the exclusive authority to issue shares of our capital stock, unless the shareholders authorize the Supervisory Board to issue such shares. The shareholders may delegate their authority to issue shares to the Supervisory Board for a maximum period of up to five years and this delegation may be renewed for additional terms not to exceed five years per term. The holders of the priority shares and the holders of any other class of stock whose rights may be prejudiced by the issuance of the shares must approve the proposal to authorize the Supervisory Board to issue shares. On May 12, 2004, the shareholders renewed the Supervisory Board's authority to issue shares of our capital stock for a period of 18 months commencing July 1, 2004.

        Pursuant to our Articles of Association, the Executive Board and the Supervisory Board propose that the shareholders authorize the Supervisory Board, subject to the prior approval of Stichting Prioriteit ARCADIS NV, for a period of 18 months commencing on July 1, 2005:

  •
  to issue shares, and rights to shares, of our common shares and cumulative financing preferred stock, up to an amount equal to 10% of the number of common shares and/or cumulative financing preferred stock issued and outstanding as of the date of the resolution adopted by the Supervisory Board to issue the shares, provided, however, that the amount of shares to be issued may be increased by an additional 10% when the issuance of shares relates to the consideration to be given in a merger or acquisition, and

  •
  to issue shares, and rights to shares, of cumulative preferred stock, up to a maximum amount equal to 100% of our total capital stock issued and outstanding as of the date of the resolution adopted by the Supervisory Board to issue the shares of cumulative preferred stock.

        The purpose of this proposal is to ensure that we are ready to act quickly in order to take advantage of appropriate opportunities to grow through mergers and acquisitions. In order to finance strategic transactions, it may be necessary for us to issue common shares or shares of cumulative financing preferred stock as consideration to any potential acquisition target. If we had to give notice of, and hold, a meeting of our shareholders in order to approve the issuance of stock, we might not be able to complete any merger or acquisition on a timely basis or we might lose strategic opportunities to other parties who could complete a potential transaction faster than us. We believe that giving the Supervisory Board the authority to issue shares of our capital stock for a period of 18 months will provide the Board with the time necessary to identify and complete appropriate acquisition opportunities and will give the board the flexibility necessary to determine the financing conditions of any potential transactions. Additionally, we may also need to issue shares of our capital stock in order to meet current obligations under our stock option plans.

        In addition, in order to protect ARCADIS from any hostile takeover attempt by another entity, we propose that you authorize our Supervisory Board to issue shares of our cumulative preferred stock in an amount up to the total number of shares of our capital stock outstanding at the time the cumulative preferred stock is to be issued. These shares of cumulative preferred stock would only be issued to Stichting Preferente Aandelen ARCADIS NV, which we refer to as the ARCADIS Preferred Stock Foundation, under the limited circumstance that ARCADIS is threatened by a hostile takeover. The issuance of the cumulative preferred stock acts as a "poison pill" to deter any hostile takeover attempt

14

of ARCADIS and, as a result, it is necessary for the Supervisory Board to act quickly in issuing these shares as soon as the interests of ARCADIS have been threatened by a potential acquiror.

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the authorization of our Supervisory Board to issue shares, and rights to shares, of our capital stock. In addition, the holder of our priority shares must approve this authorization of our Supervisory Board to issue shares, and rights to shares, of our capital stock.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD
UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE
"FOR" PROPOSAL 10

PROPOSAL 11
(Agenda Item 11b)
AUTHORIZATION OF THE SUPERVISORY BOARD TO LIMIT OR EXCLUDE
PRE-EMPTIVE RIGHTS FOR A PERIOD OF 18 MONTHS

        Our Articles of Association provide that holders of common shares and cumulative financing preferred stock are entitled to a pro rata pre-emptive right of subscription for any issuance of common shares or cumulative financing preferred stock for cash, unless such right is limited or excluded by the Supervisory Board. Shareholders have no pre-emptive rights with respect to any common shares or cumulative financing preferred stock issued for consideration other than cash or issued to any of our employees. The holders of shares of cumulative preferred stock or priority shares do not have pre-emptive rights.

        If authorized by the shareholders, the Supervisory Board has the power to limit or exclude pre-emptive rights related to a particular issuance of common shares or cumulative financing preferred stock. This authorization of the Supervisory Board may be effective for up to five years and may be renewed for additional terms of five years. At the annual general meeting of shareholders held on May 12, 2004, the shareholders authorized the Supervisory Board to limit or exclude pre-emptive rights related to shares issued pursuant to the authority granted to the Supervisory Board at the May 12, 2004 meeting for a period of 18 months commencing on July 1, 2004.

        The Executive Board and the Supervisory Board propose that the shareholders renew the authorization of the Supervisory Board to limit or exclude pre-emptive rights related to shares issued pursuant to the authority granted at the May 11, 2005 annual meeting upon the issuance of any common shares or cumulative financing preferred stock for a period of 18 months commencing on July 1, 2005.

        We believe that the holders of our common shares should be able to participate, as much as possible, in any new issuance of our common shares. This participation may be accomplished through an exercise of pre-emptive rights during the statutory 14-day period under Netherlands law or, to the extent statutory pre-emptive rights have been excluded, by granting the existing shareholders a preference, under our Articles of Association, in the allocation of the issuance of any new shares. Shareholders do not have statutory pre-emptive rights, or rights under our Articles of Association, in the event that the issuance of new shares pertains to an acquisition to be financed by us with newly issued shares of our capital stock. To the extent we desire to pay the selling party in an acquisition with

15

our common shares, we will limit our issuance of new stock to an amount equal to 20% of our capital stock issued and outstanding at the time of the issuance of the new shares.

        However, shareholders would have statutory pre-emptive rights, and rights under our Articles of Association, if we were to use the cash proceeds of a new issuance of shares to pay the selling party in an acquisition the consideration in cash. Therefore, in order for us to take advantage of appropriate opportunities to acquire new businesses by using either shares of our capital stock or cash raised through issuances of our capital stock, we believe that it is necessary to exclude statutory pre-emptive rights and the rights under our Articles of Association upon any issuance of new shares when the cash proceeds of such issuance are to be used to finance an acquisition. We will limit the issuance of our stock to an amount equal to 20% of our capital stock issued and outstanding at the time of the issuance of the new shares. In addition, we will comply with Netherlands law and the rules of the various stock exchanges on which our shares are traded when we determine the price at which any new shares will be issued, when pre-emptive rights for those shares have been limited or excluded.

        The approval of this Proposal 12 is conditioned on the approval of Proposal 11 regarding the authorization of our Supervisory Board to issue shares, and rights to shares, of our capital stock. If shareholders representing less than 50% of the issued and outstanding shares are represented at the meeting, the affirmative vote of the holders of two-thirds (66 2/3%) of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the authorization our Supervisory Board to limit or exclude preemptive rights. However, if at least 50% of the issued and outstanding shares are represented at the annual meeting, then a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the authorization our Supervisory Board to limit or exclude pre-emptive rights.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD
UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE
"FOR" PROPOSAL 11

PROPOSAL 12
(Agenda Item 12)
APPROVAL OF AUTHORIZATION OF OUR EXECUTIVE BOARD TO REPURCHASE SHARES OF OUR CAPITAL STOCK

        Our Articles of Association provide that our Executive Board may acquire fully paid-up shares of our capital stock if:

  •
  the amount of our shareholders' equity reduced by the amount paid for the repurchased shares is not less than the paid-up and issued portion of our share capital increased by the reserves maintained pursuant to Netherlands law, and

  •
  the aggregate par value of the shares to be acquired and of the shares already held by us or any of our subsidiaries does not exceed one-tenth (1/10th) of the issued capital.

        The repurchase of our shares by the Executive Board requires approval by the Supervisory Board and the holder of the priority shares. In addition, the shareholders must also authorize the Executive Board to repurchase shares and this authorization will be valid for a term not to exceed eighteen (18) months. Our Articles of Association further provide that the authorization to repurchase shares must specify the number of shares that may be repurchased, the manner in which they shall be

16

acquired and the price ranges at which they may be repurchased. No authorization is required if we repurchase our shares in order to transfer the shares to our employees, such as under our employee stock option plans.

        Pursuant to our Articles of Association, the Executive Board and the Supervisory Board propose that the shareholders authorize the Executive Board, for a period of 18 months commencing on July 1, 2005, to repurchase, in the discretion of the Executive Board, any and all of our paid-up shares of capital stock and any shares of cumulative financing preferred stock, up to the maximum amount authorized under applicable law and our Articles of Association.

        We may purchase any and all paid-up shares of our capital stock on the public markets, or by other means such as a purchase directly from a holder of our shares, at a price per share between (1) the share's nominal value (€ 0.05 per share) and (2) an amount equal to 10% above the average market price of such shares on Euronext Amsterdam N.V. The market price shall be determined based on the average of the highest trading price per share of our capital stock, as published by the Official Prijscourant of Euronext Amsterdam N.V., for each of the 5 trading days immediately preceding the day of repurchase by us.

        Shares of our cumulative financing preferred stock may be purchased at a price per share between (1) the share's nominal value (€ 0.05 per share) and (2) the amount paid-up as nominal value and premium (agio), increased by the amount of profit which would have been distributed to the holders of shares of cumulative financing preferred stock upon redemption of such shares, in accordance with our Articles of Association.

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the authorization of our Executive Board to repurchase shares of our capital stock. In addition, the holder of our priority shares must approve this authorization of our Executive Board to repurchase shares of our capital stock.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD
UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE
"FOR" PROPOSAL 12

17

OTHER MATTERS

        The Executive Board and the Supervisory Board do not know of any other matter to be brought before the shareholders. If any other matters are properly brought before the shareholders at the annual meeting, the persons appointed as proxies will vote the shares represented thereby in accordance with their judgment.

List of Shareholders of Record

        A list of shareholders of record entitled to receive notice of the annual meeting will be available at the offices of ARCADIS, Utrechtseweg 68, 6812 AH Arnhem, The Netherlands, for inspection by our shareholders during regular business hours from April 7, 2005 to the date of the annual meeting. A list of shareholders of record at the close of business on May 10, 2005, the day immediately preceding the annual meeting, will also be available during the annual meeting for inspection by shareholders who are present.

AVAILABILITY OF ANNUAL REPORT

        ACCOMPANYING THIS PROXY STATEMENT IS A COPY OF OUR ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2004. SHAREHOLDERS WHO WISH TO RECEIVE ADDITIONAL COPIES OF THE ANNUAL REPORT SHOULD DIRECT THEIR REQUESTS TO: ARCADIS N.V., UTRECHTSEWEG 68, 6812 AH ARNHEM, THE NETHERLANDS, ATTENTION: ANJA VAN BERGEN-VAN KRUIJSBERGEN; OR ARCADIS N.V. C/O ARCADIS G & M, INC., 88 DURYEA ROAD, MELVILLE, NEW YORK 11747, ATTENTION: JOOST SLOOTEN. OUR ANNUAL REPORT IS ALSO AVAILABLE ON THE COMPANY'S WEB SITE AT WWW.ARCADIS-GLOBAL.COM.

Harrie L.J. Noy Chairman of the Executive Board

Arnhem, The Netherlands
April 12, 2005

18

Annual Report 2004

Imagine the result

Shape the future. Push boundaries. Develop.

A global network of business professionals creating benefits for communities and companies everywhere.

We drive progress by making complexity simple.

We give life to ideas.

Your success is our commitment.

Imagine the result.

ARCADIS NV

Utrechtseweg 68, 6821 AH, Arnhem, The Netherlands

P.O. Box 33, 6800 LE, Arnhem, The Netherlands

Tel +31 26 3778911

Fax +31 26 4438381

E-mail ir@arcadis.nl

Internet www.arcadis-global.com

Chamber of Commerce Arnhem, The Netherlands Trade registry

no. 09051284

BTW: NL 0062.93.700.B.01

Other company addresses are listed in the back of this report

Cover photo_The Millau viaduct. A great endeavor.

The solution to years of traffic jams in the town of Millau.

Now, the closing section in the third road crossing France.

Born on the drawing boards of ARCADIS.

A project to be proud of. To cherish. To show.

This is a true and correct translation of the Dutch Annual Report 2004 of ARCADIS NV. If different interpretations regarding the contents arise, the Dutch version will prevail.

Safe Harbor Provision Except for the historical information contained herein, the statements in this report are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation, changes in investment flows for infrastructure, changes in the investment climate for buildings and, more generally, risks related to the Company’s ability to acquire and execute projects. These and other risks are described in this annual report on page 68 and in ARCADIS’ filings with the Securities and Exchange Commission (SEC) over the last 12 months, copies of which are available from the SEC or may be obtained upon request from the Company and on the Company’s website.

Highlights 2004

Gross revenue rose 10%_excluding currency effect

Organic growth_totaled 5%

Net income from operations increases 1%_10% excluding currency effects and non-recurring items

Non-core activities in communications sold_remainder combined with other segments, primarily infrastructure

More focus_through concentration on three market segments: infrastructure, environment and buildings

Environment main growth market_with organic increase of 15% primarily from GRiP® success in the United States

Continued growth in infrastructure_in most European countries and the United States

Growth_in buildings segment reflects transition: strengthening project management and expanding facility management

Market recovery_in Brazil and Chile

Dutch and German markets difficult_restructuring in the Netherlands completed with vigor. Non-recuring negative effect € 1.4 million (NET)

Considerable number of rail projects_won in Europe and Asia, based on Dutch expertise

Infrastructure work in Poland and Czech Republic_through investments from European funds

Position in Polish infrastructure market_strengthened through acquisition

Position in the U.S. strengthened_by acquisition in Florida and expansion in program and construction management

Selected financial data

	2004 in US $(1)	2004	2003	2002	2001	2000
Revenue
Gross revenue	1,121	901	841	819	797	776
Net revenue	786	633	595	578	563	551

Operating results
EBITA	44.0	35.2	36.0	42.9	38.8	35.2
Operating income	40.8	32.7	34.9	42.7	38.8	35.2
Income of non-consolidated companies	3.0	2.4	2.6	0.7	0.5	0.8
Extraordinary items after taxes	—	—	—	—	2.0	—
Net income from operations (4)	28.4	22.7	22.5	24.9	23.2	20.7
Net income	25.2	20.1	21.4	24.7	25.1	20.7
Net income as % of shareholders’ equity	13.6%	14.3%	15.8%	18.4%	20.2%	19.2%
Dividend proposal	13.0	9.9	9.8	9.7	8.9	7.9

Capital employed
Balance sheet total	531.8	390.5	347.3	343.8	310.0	298.8
Total long-term capital employed	254.3	186.7	193.8	182.9	174.9	157.1
Total equity	210.6	154.6	144.1	141.8	139.8	119.6
Total equity as % of balance sheet total	40%	40%	41%	41%	45%	40	%(2)
Interest coverage ratio	10	10	13	19	15	11
Debt to EBITDA ratio	0.9	0.8	0.7	0.7	0.6	0.7

Net cash provided by operating activities	56.3	44.8	59.1	45.8	49.7	49.7

Total shares issued at December 31 (in thousands)	20,646	20,646	20,431	20,297	20,285	20,275

Data per share of € 0.05 (in euros)
Net income from operations (4)	1.37	1.13	1.13	1.23	1.14	1.04
Net income	1.22	1.00	1.07	1.23	1.24	1.04
Dividend proposal	0.63	0.48	0.48	0.48	0.44	0.39
Shareholders’ equity	9.61	7.06	6.68	6.64	6.59	5.68	(2)

Personnel (3)
Average number of employees		9419	8827	8020	7619	7657
Number of employees at December 31		9638	9277	8503	7658	7742

(1)  Exchange rate

• Balance sheet data US$ 1.00 = € 0.73416 (December 31, 2004)

• Income data US$ 1.00 = € 0.80041 (1st quarter), € 0.83001 (2nd quarter), € 0.81820 (3rd quarter), and € 0.77188 (4th quarter)

• 2004 Dividend data: US$ 1.00 = € 0.76249 (March 4, 2005).

(2)  Adjusted for comparison purposes

(3)  The headcount includes the total number of employees of proportionally consolidated companies

(4)  Excluding amortization of goodwill

Amounts in millions of euros unless otherwise stated

The ARCADIS share

Stock exchange listings

ARCADIS shares are listed on the Euronext Amsterdam under the symbol ARCAD and on the U.S. NASDAQ Stock Market under the symbol ARCAF. On the Euronext Amsterdam exchange, two liquidity providers are active in the ARCADIS share: ABN AMRO Bank and Rabo Securities.

Investor Relations

ARCADIS has an active investor relations policy aimed at keeping existing and potential shareholders well informed about the strategy and recent developments in the Company. ARCADIS follows a quarterly reporting cycle for its financials and, in addition, informs the market through press releases on important developments and positioning project wins. Twice a year, ARCADIS organizes a financial analyst meeting, and every quarter a conference call, which is accessible through a live audio link through the ARCADIS website, is held with financial analysts.

Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders is scheduled for May 11, 2005 at 2:00 p.m. and will be held at the Papendal Sport Center in Arnhem, the Netherlands. The agenda for this meeting will be available on April 15, 2005 upon request from the Company and can be found on the Company’s website (www.arcadis-global.com).

Historic development of the number of outstanding shares of ARCADIS

As of January 1		Issuance of new shares related to options	Stock purchase plans	Stock- dividend	Repurchase	Reissuance	As per December 31
2000	19,769,117	—	14,938	491,103	—	—	20,275,158
2001	20,275,158	—	9,283	—	—	—	20,284,441
2002	20,284,441	7,993	4,240	—	300,000	—	19,996,674
2003	19,996,674	133,703	—	—	112,972	—	20,017,405
2004	20,017,405	215,238	—	—	11,900	78,000	20,298,743

Dividend

It is proposed that the 2004 dividend be € 0.48 per share, compared to € 0.48 for 2003. This equals almost 43% of net income from operations. The dividend will be distributed entirely in cash.

Share price development

At the beginning of 2004, the share price on the Euronext was € 9.34, while the year closed at € 13.70, an increase of 47%. In 2004, the Dutch AEX index increased less than 3%. In 2004, the ARCADIS share opened on the NASDAQ at a price of $11.80 and closed year-end 2004 at $18.418, an increase of 56%. The NASDAQ index rose 9%.

Price per share on the Euronext Amsterdam NV

In €	High	Low	Close
2000	9.10	7.00	8.55
2001	9.75	8.00	9.35
2002	11.19	7.94	7.94
2003	10.50	6.41	9.34
2004	13.75	9.40	13.70

Price per share on the NASDAQ

In US$	High	Low	Close
2000	8.000	6.125	7.625
2001	8.800	7.310	8.390
2002	10.350	8.000	8.380
2003	12.600	7.000	11.800
2004	18.700	11.650	18.418

Trading volume

The average daily volume in ARCADIS shares on Euronext in 2004 was 17,900 shares, considerably higher than the volume in 2003. On the NASDAQ, liquidity in the ARCADIS share was also higher. The average daily volume increased to 5,600 shares, compared to 4,000 shares in 2003.

Data per share in €

	2004	2003	2002	2001	2000
Net income from operations	1.13	1.13	1.23	1.14	1.04
Net income	1.00	1.07	1.23	1.24	1.04
Dividend*	0.48	0.48	0.48	0.44	0.39
Shareholder’s equity	7.06	6.68	6.64	6.59	5.68

*  Proposed dividend

Peer group

To benchmark its performance, ARCADIS has selected a group of peer companies. This group consists of international, public companies in the consulting and engineering business with activities and a size comparable to ARCADIS. This peer group includes the following companies: Grontmij NV, Euronext Exchange WS Atkins plc, London Stock Exchange Jaakko Poyry Group, Helsinki Stock Exchange TRC Companies, Inc., New York Stock Exchange Tetra Tech, Inc., NASDAQ Stock Market URS Corporation, New York Stock Exchange.

Ownership information

Under the Disclosure of Major Holdings in Listed Companies Act, we received the following notifications of the status of capital interest at year-end 2004:

•       Stichting Lovinklaan 21.3%

(in the Company register year-end 2004)

•       Vereniging KNHM 6.2%

(in the Company register year-end 2004)

•       Fortis NV 5.8% (situation end 2003)

•       Delta Deelnemingen Fonds 5.17% (notification 2001)

•       Smoorenburg BV 5.08% (notification 2003)

•       First Eagle Funds 10.2% (notification 2004)

Financial calendar (tentative)

May 3, 2005_First quarter 2005 results

May 11, 2005_Annual General Meeting of Shareholders

May 13, 2005_Ex-dividend quotation

May 25, 2005_Dividend payment date

August 10, 2005_Second quarter 2005 results

November 9, 2005_Third quarter 2005 results

Contact information

For general information about ARCADIS, please visit our website, which is available 24 hours a day. Or you may call or email Investor Relations: Joost Slooten, phone: +31 26 377 8604; email: j.slooten@arcadis.nl

Evelien Hamelink, phone: +31 26 377 8337;email: e.a.hamelink@arcadis.nl

Shareholders’ reports Copies of the Company’s 2004 Dutch and English language Annual Reports and the Company’s 2004 Form 20-F as filed with the Securities and Exchange Commission in the United States can be ordered at no charge through our website www.arcadis-global.com/investors or by phone: +31 26 377 8355; U.S. investors, please dial: +1 631 391 5262.

Advisors

Investor Relations Financial Dynamics; New York, New York; United States

Rematch, Amsterdam, The Netherlands

Independent auditors KPMG Accountants N.V., Utrecht, The Netherlands

Fiscal Counsel KPMG Meijburg & Co, Arnhem, The Netherlands

Legal Counsel De Brauw Blackstone Westbroek, Amsterdam, The Netherlands

Alston & Bird; Atlanta, Georgia; United States

Registrar and common stock transfer agent

Euronext Amsterdam: ABN AMRO Bank, Amsterdam, The Netherlands

NASDAQ Stock Market: Bank of New York; New York, New York; United States

About us

Shaping the future demands emphasising the right spots right now. Experience counts. ARCADIS. Leave the beaten track. Drive change. A global network of business professionals. Organized around clients. To serve them well. Make them benefit. From our knowledge and experience. Their success is our commitment. Ideas come to life. Results count. Imagine the result.

Create insight and bring focus. A trusted advisor. Looking ahead and taking the lead. Entrepreneurship in a complex environment. But with foresight and commitment. And expertise. Results driven. Everyone says they are. Only a few really are. Results driven at ARCADIS: not only thinking about our clients but also thinking like our clients. About the competitive climate they are in. From problem to solution. Making a difference. ARCADIS is sharp. Does more. Together with clients, partners and stakeholders. Everything is linked together. Infrastructure – environment – buildings. Stand alone and dependent on each other. Design society. With knowledge about the future. A clear view of what’s going on. Creative in the solution. Decisive in execution. Imagine the result.

Profile

ARCADIS is an international company that delivers consulting, engineering and project management services for infrastructure, environment and buildings. Focused on mobility, sustainability and quality of life. Companies and governments benefit daily from the proficiency, professionalism and dedication of our people. We are committed to their success. We are cognizant of the challenges of our clients, and we truly deliver value. To provide tailor-made services. We have home market positions in Europe, the United States and South America and know the local conditions. Local presence, combined with extensive experience and fresh perspectives, enables us to offer unique integrated solutions. From feasibility studies, design, engineering, project and process management to implementation and maintenance, as well as associated legal and financial services. Practical and feasible solutions. Think and act. We have a clear vision of developments in society and together work with our clients to redefine the realities of today. To be prepared for the future. ARCADIS looks ahead. Imagines. Develops. Delivers results.

BRIEF OVERVIEW OF COMPANY ACTIVITIES

INFRASTRUCTURE_ARCADIS improves mobility. Consults, designs and manages the construction of infrastructure: railroads, highways, airports, harbors, waterways, dikes and retention ponds. In rail infrastructure utilities for safety, signaling, communications, and energy supply. Specialist in bridges and tunnels. In small power plants, wind energy parks and hydropower plants. For the city, designing new industrial parks and residential areas or reconfiguration and restoration programs. In rural areas, landscape refurbishment and recreational projects.

ENVIRONMENT_ARCADIS is a leader in environmental services. Consults on environmental policy for companies and governments, conducts environmental impact assessments and supports in environmental management, and environmental legislation. Investigates soil and groundwater contamination, develops cost-effective solutions for the remediation, and also complete these remediation projects. Helps corporations, with waste management and consults on the reduction of energy and water usage. Activities in the area of waste management, ecology, and nature development.

BUILDINGS_ARCADIS develops and maintains buildings. Offices, stores, commercial property. But also schools, museums or prisons, stadiums or railway stations. Alleviating away our client’s worries through project management and program management from identifying requirements through the final operational phase. With facility management we manage companies’ facilities so that clients can concentrate on their core activities.

Executive Board_Harrie Noy, Chairman and Michiel Jaski (right)

Introduction by the Chairman

In 2004, our results overall developed favorably. Excluding non-recurring items and without the effect of currency exchange rate differences, gross revenue increased by 10%, while net income from operations also rose 10%. It is especially encouraging that we were able to meet our organic growth goal of 5%. This was achieved through a solid performance in the environmental market, expansion in facility management and market recovery in South America.

The success in environment is predominantly attributable to the GRiP® program in the United States. There is much interest in this remediation approach for contaminated sites. Meanwhile, we have begun introducing this program in Europe. With our multinational clients program, we considerably expanded the activities for large international companies. In Shanghai, we opened an office to serve our multinational clients.

Developments in the infrastructure market were positive in most countries. Through synergy, we became involved in several large rail projects in Europe and Asia. The now world-famous viaduct of Millau, born on the drawing tables of ARCADIS, is indicative of our top position in infrastructure. In the buildings segment, the transition to management activities with higher added value continued.

The restructuring in the Netherlands was completed with vigor. Because of the completed divestments, we now concentrate on three market segments with more focus on core activities.

ARCADIS is a company with a story. For more than one hundred years. About designing the human habitat. Our story clearly defines what we stand for, what our clients may expect from us. That story has been rewritten. This annual report is a taste of that. It reflects our ambition: Imagine the result. Entrepreneurship and imagination as the basis for creative and unique solutions. Solutions that offer added value for clients, practical and doable. ARCADIS wants to differentiate itself through a combination of thinking and acting. Results oriented, with the success of our clients in mind.

The outlook for 2005 is positive. ARCADIS is well positioned in markets that offer prospects and projects with themes that count. Water, mobility, urbanization, contract innovations and sustainability. Themes that in this report take center stage. Themes that also have to be dealt with in 2005. Imagine the result.

In closing, a word of thanks to our employees. Only their entrepreneurialism, agility and stamina allow us to realize our ambitions.

On behalf of the Executive Board

Harrie Noy, Chairman

_Urbanization

The city as a small universe. A collection of communities. For each other, with each other, through each other and next to each other, above and below each other. A chaos asking for structure. For foundation. For planning. Without boundaries. ARCADIS creates an overview. A vision. A city. By bringing complexity back to its essence. Happy, healthy and safe. My city.

URBANIZATION

THE CHALLENGE_More than one hundred years old. More than a billion travelers a year. The Underground in Paris. Liable to wear out. An extensive renovation plan for this lifeline must ensure the quality of life in the 21st century. Without stopping even one single train.

THE APPROACH_Station renovation demands attention and planning. Time pressure. Working within a millimeter. Underneath the city. Multiple land use. With a sense of history. Because metro stations are underground monuments. A speeding train races by a platform on which people work. Entrance, ticket sales, stairways, lighting, safety, platforms, signage. Change toward the future.

THE RESULT_Passage. Speed. Comfort. A city at your feet. To enjoy. To love. To feel. To travel through.

Report by the Executive Board_Vision and strategy

The customer is central to our business

The ARCADIS Vision

To answer tomorrow’s challenges, you have to anticipate what the future will bring. Looking ahead and leading the way. That is ARCADIS’ goal. In market segments that matter - infrastructure, environment and buildings. Or: mobility, sustainability, safety, security. Doing business based on the values of tomorrow. By offering services that contribute to the quality of the human habitat - project management, consulting and engineering services. For companies and governments. Worldwide.

The ARCADIS vision has the following key elements:

The client, our customer, is central to our business. Whether companies or governments, we strive to offer clients solutions with added value, based on our knowledge of their goals and the environment in which they operate.

To achieve this, we aim for strong home market positions in the countries in which we operate. Our close-knit network of offices provides the adeptness to understand local conditions and allows us to deliver tailor-made services. Strong home market positions mean belonging to the top five. This enhances our reputation and helps in winning projects and attracting or retaining qualified staff.

Our international presence makes us eminently qualified to deliver services to multinational companies. These clients have an increasing need for service providers such as ARCADIS who can deliver services of consistent quality in a multitude of countries. We are committed to understanding these companies and their production processes so well that we can truly add value.

From our broad range of services, we strive to offer our clients one-stop shopping. Combining our strong local positions with expertise and experience at the international level, we are capable of offering clients unique integrated solutions.

Worldwide, we strive to operate as one integrated entity, and therefore, we use the one-firm concept. This makes us recognizable for clients. Internal synergy and cooperation are important priorities that allow us to offer our clients nothing but the best. We apply core values, which are anchored on the ARCADIS General Business Principles. These core values promote cohesion while respecting cultural differences.

Our employees are our most important assets. Their knowledge, skills and results-oriented project management are the basis for the combination of thinking and acting that distinguish ARCADIS (imagine the result). Developing employees and offering growth opportunities therefore play an important role in company policy.

Attracting, retaining and developing qualified staff, combined with providing added value to clients, are the basis for profitable growth. This way we create value for shareholders who are willing to invest in the enterprise. This in turn creates continuity that is in the interest of all stakeholders.

THE CHALLENGE_Toyota. A carmaker of global proportion. Also in Europe. Once you drive a Toyota, you’ll seldom part with it. Just replace a part every now and then for years of driving pleasure. Durable driving. For every model sold, Toyota delivers spare parts for twenty years. High time to produce those parts closer to the markets. Valenciennes, France. A new production plant. Fast track.

THE APPROACH_A streamlined process. Our Belgium project manager assembles his co-experts from France and the United States. ARCADIS spare parts. Different disciplines bringing together the necessary expertise, experience and knowledge of local conditions. A well-oiled engine. Starts immediately.

THE RESULT_ARCADIS and Toyota. A long-term relationship. Europe and Toyota. Satisfied drivers. For years to come. Today, tomorrow, Toyota.

Market trends

The markets in which ARCADIS operates offer a lot of potential. Our markets are also influenced by economic cycles, as well as the willingness of companies and governments to invest. But in the longer run, demand for our services is increasing. This results from market trends offering opportunities for ARCADIS.

The quality of the human habitat is a theme that increases in importance. Large portions of the world’s population live in densely populated delta regions. These areas are vulnerable to the forces of nature. To ensure good living conditions, greater demands are being placed on infrastructure and environmental management. Climate change will further strengthen these demands.

Mobility and urbanization are important drivers for the infrastructure market. Demand for mobility is increasing. Many governments are aware of the need for infrastructure investment to stimulate economic growth. Increasing urbanization also demands investments in living areas, commercial properties and inner city redevelopment.

Sustainability is another important global theme. It emphasizes the designing of our surroundings in such a way that the earth remains livable for future generations. The need for a clean, safe and healthy human habitat drives the growth in the environmental market.

Water issues are increasing in importance. Not only must we protect against the ravages of water, but we must also search for available sources of clean, potable water. Water management and water supply are, therefore, growth markets.

Because of the expansion of the European Union, strong growth is expected in investments by governments and companies in Central Europe. Asia also exhibits strong growth potential because of investments by international companies.

Globalization of industry continues, and international companies increasingly seek service providers who can provide strong service offerings internationally. In part, this market is the result of laws and regulations requiring companies to valuate their liabilities according to unified standards.

More and more, companies are concentrating on core activities. Non-core functions are outsourced. A comparable trend is apparent in government, where governmental agencies are focusing on policy making while leaving the implementation of these policy plans to companies like ARCADIS (privatization).

The current course will be continued

In a growing number of countries, a trend is developing in which public services are provided through private-sector investment. This trend is leading to an increase in the number of Design, Build, Finance and Operate projects, in which a consortium of private parties develop, design and build projects, as well as provide financing and operational management for a fixed period.

Demand for risk participation is increasing. An increasing number of clients are asking us to share in project risk. Our fee will then be determined by the added value we deliver.

Strategic Developments

Since mid-2000, our strategy has focused on expanding our home market positions in Europe and North and South America and is based on four strategic cornerstones:

•       Organic growth in existing core activities

•       Development of new products and services

•       Margin improvement

•       Acquisitions

Following is a description of the progress made in each of these areas. First, however, is some background regarding our portfolio of activities and geographical scope.

In fall 2004, we began the biennial review of our strategy, targeted for completion in mid-2005. The starting point for this review is the continuation of the current course of profitable growth in home markets. Further strengthening of horizontal structures and formulating a vision for the three market segments are important focal points.

A more focused portfolio and expansion of geographical scope

Focus on three market segments: infrastructure, environment and buildings In mid-2004, the communications segment was relinquished. With the sale of Kafi (real estate valuation) and Mandaat (collection agency), ARCADIS withdrew from the Dutch real estate valuations market. Conditions in that market had worsened, and those activities were non-core activities for ARCADIS. The telecommunications activities had softened considerably prior to this step and, together with the geographical information systems activities, were combined into other business segments, primarily infrastructure. These steps provide more focus in the range of activities.

Integration of Dutch contracting activities Early in 2004, a part of the green amenities contracting activities in the Netherlands was sold. The remaining contracting activities were combined with the Dutch regional offices. This consolidation allows these regional offices to benefit from the increased demand for turnkey projects with risk-bearing components. In these projects, ARCADIS concentrates on providing expertise and project management services, while the actual contracting is outsourced to third parties.

THE CHALLENGE_Detroit. Work continues on a sewer outfall tunnel for the discharge of wastewater into the Detroit River. On a night in April 2003, groundwater flows into the tunnel under high hydrostatic pressure. Elevated concentrations of hydrogen sulfide gas in the groundwater fill the tunnel, necessitating an evacuation. The tunnel floods completely, stopping work. What is the solution?

THE APPROACH_Combine the expertise and skills of an ARCADIS team of engineers and scientists from the U.S., France, and the Netherlands. Within 40 days, the international team determines the conditions and practices leading to the incident and identifies actions for recovery and completion of the project. The recommendation: an innovative, proven tunneling technique used extensively in Europe, but novel in the U.S.

THE RESULT_A consensus among parties. An opportunity to participate in the design and completion of a new tunnel. Vital to Detroit. Proof of the value of ARCADIS’ international network

Asia important growth market Several countries in Asia, particularly China, are undergoing unprecedented economic growth. Many multinational clients are now investing in Asia. To meet the increased demand for services in the region, ARCADIS opened an office, primarily for environmental services, in Shanghai in May 2004. The Asian market is also promising in the longer term. Therefore, we have decided to partner with a local firm to capitalize on this growing market.

Organic growth increases

An organic growth of 5% in 2004 was considerably higher than in recent years and was realized despite declines in the Netherlands and Germany resulting from difficult market conditions. Synergy played an important part in the creation of this growth. Specifically, our expert knowledge in particular fields provided opportunities in this respect. Examples include our remediation technologies and GRiP® program in the United States, our rail expertise and water management experience in the Netherlands and our bridge and tunnel experience in France. Using existing client relationships with multinational corporations also created synergy. The dedicated multinational clients program grew 25% in 2004.

Innovation as the basis for new products and services

Part of organic growth must come from new products and services. In 2004, all operating companies produced innovation portfolios. Based on this work, initiatives can be tracked better. Many innovations are developments based on existing products and services, aimed at delivering increased added value to clients. A good example is the RECLAIM™ program, a new approach to remediating contaminated industrial sites, in which ARCADIS not only provides the remedial environmental solution but also facilitates site redevelopment.

An important new activity is facility management, which is marketed through a joint venture with the U.K.-based firm Aqumen. In mid-2003, a breakthrough occurred with a contract award from Philips Netherlands. Our goal to obtain a new large contract in 2004 was not achieved. However, several smaller contracts were won, resulting in a considerable contribution to organic growth.

The market for Design, Build, Finance and Operate is slowly developing. In multiple countries, initiatives based on this concept are in the growth stages. At the end of 2004, it was decided to let operating companies play an increased role in growing these types of projects.

A basis has been created for margin improvement

Excluding non-recurring charges and excluding goodwill amortization, the margin (EBITA as a percentage of net revenue) increased to 6.3% (2003: 6.0%). Margin improvement in 2004 primarily focused on the communications and buildings segments and the situation in the Netherlands. Non-core businesses in communications were sold. A transition toward higher yielding management activities is ongoing in the buildings segment, while detailed engineering activities are being reduced or outsourced. In the Netherlands, a considerable restructuring occurred, and the pension plan was adjusted. All these actions combined form the basis for future margin improvement.

THE CHALLENGE_A producer of electron microscopes. Technically advanced products. Quality and efficiency to maintain the competitive edge. Focus on core business. Cost savings. To deliver even better products to the client. FEI Electron Optics in Eindhoven, the Netherlands. 25,000 square meters of floor space. Enough space for savings.

THE APPROACH_Facility management as a valuable solution. To realize cost savings and quality improvements. ARCADIS AQUMEN providing non-core components of the business cycle. Technical maintenance of the buildings, help desk, purchasing and catering. Enough opportunities for savings.

THE RESULT_More efficiency. Less cost. Better quality. Satisfied clients!

THE CHALLENGE_The steel roof of Dresden’s central railway station. A Gründerzeit showpiece. The Second World War leaves the station in ruins. Temporary repairs replace the glass domes with timber. The proud domes no longer shed light since then. Norman Foster’s design brings the glory days back. An ingenious plan. A transparent glass fabric membrane stretched over the station’s roof. Begun in 1999.

THE APPROACH_HOMOLA as project manager. Seamless coordination and management of a complex and tight schedule. Renovation and traffic at the same dazzling pace.

THE RESULT_Sunlight filters through the domes into the station. The steel constructions lay barren in their original glory. Travelers await their trains basking in light.

Acquisitions contribute to growth

The goal in acquisitions is a further strengthening of home market positions. In 2004, the following companies were acquired:

Name	Country	Staff	Gross revenue in millions of €	Consolidated per

Terence Dudley	U.K.	25	2	July 2004
Profil	Poland	150	15	October 2004
Bessent, Hammack & Ruckman Inc.	U.S.	100	10	November 2004
Diversity Partners	U.S.	130	18	December 2004
Witpaard	Netherlands	35	3	November 2004
Total		440	48

Terence Dudley, specializing in civil engineering, is a welcome addition to our existing environmental activities in the English market. Through Profil, we gained a strong position in the Polish infrastructure market, which is expected to grow strongly because of Poland’s accession to the European Union. Bessent, Hammack & Ruckman strengthens our position in the Florida infrastructure market; Florida is one of the fastest growing states in the U.S. The acquisition of Diversity Partners adds program and construction management capabilities in the U.S., and are marketed under the names Construction Dynamics Group and Lewis & Zimmerman Associates. Witpaard is an urban planning company, which strengthens our position in the municipal market in the Netherlands.

The acquisitions are in line with targeted financial criteria:

•       They are accretive to earnings per share.

•       The margin is the same or higher than the ARCADIS margin.

•       The return on investment (IRR) is 15% or higher.

Financial goals

ARCADIS maintains the following financial goals for the mid to long term:

•       Gross revenue: average annual growth of 10% or more, half of which is organic.

•       Operational margin: 8% (EBITA as a percentage of net revenue).

•       Earnings per share: average annual growth of 10% or more.

•       Return on invested capital of 15% or more. This is net income from operations, excluding interest charges, compared to shareholders’ equity plus net interest-bearing debt, calculated as an average over four quarters.

The goals listed above are excluding the effects of currency exchange rate differences, and excluding extraordinary results. For the calculation of return on invested capital, goodwill is capitalized on the balance sheet as of 2001.

Below are the results of the past five years compared to the above goals, excluding currency effects.

	Goal	2000	2001	2002	2003	2004
Gross revenue	10%	13%	3%	6%	10%	9	% (1)
• Organic	5%	7%	3%	2%	1%	5%
• Acquisition	5%	6%	0%	4%	9%	4%
Operational margin	8%	6.4%	6.9%	7.4%	6.0%	6.3	% (2)
Growth earnings per share	10%	10%	10%	11%	-4%	9	% (2)
Return on invested capital	15%	14.8%	17.6%	18.5%	15.7%	17.4	% (2)

(1)  Excluding book profit on sales

(2)  Excluding non-recurring charges and before amortization

Results and Financing

Results developed favorably

Results develop favorably On the whole, operational results during 2004 developed favorably. If exchange rate differences are excluded, gross revenues increased by 10%, while net income from operations (before goodwill amortization) improved by 4%. Especially the environmental segment produced excellent results. Considerable restructuring was necessary in the Netherlands because of difficult market conditions. Excluding the non-recurring effects of this restructuring and excluding currency effects, net income from operations increased by 10%, or 9% per share. The decline of the U.S. dollar had a negative effect of 3% on revenue and income.

Dividend € 0.48 per share It is proposed to maintain the (cash) dividend at € 0.48 per share. This means that almost 43% of net income from operations is distributed as dividend. ARCADIS’ dividend policy is to recommend payment of an annual dividend ranging from 30% to 40% of net income from operations as reported under the Generally Accepted Accounting Principles in The Netherlands.  An important consideration is that the strategy of the company is focused on growth, partly through acquisitions. The dividend policy is designed to offer Shareholders an attractive dividend yield, while at the same time leaving the company sufficient resources to finance growth.

Gross revenue increases by 7% Overall, gross revenue grew by 7% to € 901 million (2003: € 841 million). Excluding currency effects, the increase in gross revenue was 10%. Of this increase, 1% came from the proceeds of the sale of non-core activities in the Netherlands. The remaining 9% is in line with the goal to achieve an annual gross revenue growth of 10%. Acquisitions and divestments contributed a net of 4%, so organic growth totaled 5%. The increase in organic growth to 5% (2003: 1%) was primarily the result of strong growth in the U.S. environmental market, the development of facility management in the Netherlands and market recovery in South America.

Net revenue rises 6% Net revenue, the part of sales produced by the Company’s own employees, increased by 6% to € 633 million (2003: € 595 million). Excluding the currency effect, growth was 9%. Here, again, 1% came from the proceeds of the sale of non-core activities in the Netherlands, while 5% came from acquisitions/divestments. The 3% organic growth was somewhat lower than gross revenue growth because a large part of the growth occurred in activities that have a larger component of third-party services, such as facility management and GRiP® projects.

Geographic distribution of revenue stable The geographic distribution of revenue remained basically unchanged from 2003. Even though activities in North and South America were relatively solid, that growth was partially offset by the decline of the dollar. In 2004, 33% of revenues came from North and South America (2003: 32%), while the Netherlands contributed 34% (2003: 35%); other European countries, 28% (2003: 27%); and other countries, 5% (2003: 6%).

Focus on three market segments Because of the sale of non-core activities, the communications segment was relinquished mid-2004. The remaining activities in this segment (4% of total revenues) were combined with other segments, mainly infrastructure. Including these activities, 56% of gross revenue in 2004 came from infrastructure activities (2003: 57%); 27% from environmental activities (2003: 27%); and 16%, from buildings (2003: 13%). Environmental revenue remained stable despite strong growth in the United States, as this growth was offset by the decline of the dollar. The buildings segment grew through acquisitions and growth in facility management. The communications activities sold in the 2004 first half contributed 1% to gross revenue (2003: 3%).

Dutch restructuring cause non-recurring effects on results In light of the market conditions in the Netherlands, a thorough restructuring was executed consisting of the sale of non-core activities and streamlining of the organization. The restructuring in 2004 had the following non-recurring effects on results:

In € millions	Operating income		Net income
Book gain from sales		€4.0		€4.0
Restructuring charge	€	- 8.4	€	- 5.4
Non-recurring effect in 2004	€	- 4.4	€	- 1.4

With the restructuring, a € 5 million cost savings will be achieved on an annual basis.

Development of operational costs Operational costs increased by 7% to € 582 million (2003: € 543 million). Acquisitions contributed 5% to the increase, while the currency effect resulted in a decline of 3%. With an organic increase of 5%, the organic operational costs increase was higher than the increase in net revenue. This was primarily the result of the reorganization costs in the Netherlands. Because the facility management activities of the Dutch ARCADIS offices were contracted to ARCADIS Aqumen Facility Management, a transfer of costs from personnel costs to other operational costs occurred.

Depreciation decreases Depreciation decreased by 3% (excluding goodwill) and totaled 2.5% of net revenue. The decrease was the result of the sale of the contracting activities in the Netherlands.

Modest organic growth in EBITA Operating income includes, € 2.6 million for amortization of goodwill compared to € 1.2 million in 2003. The increase is the result of completed acquisitions. Before amortization of goodwill, operating income (EBITA) totaled € 35.2 million (2003: € 36.0 million). Excluding non-recurring effects resulting from the restructuring in the Netherlands, EBITA rose 10% to € 39.6 million.  Acquisitions contributed 11% to this increase; currency effects were negative at 3%. Recurring organic growth was 2%. After a strong decline in 2003, 2004 saw a modest organic income growth. This was the result of the solid performance in the U.S. market and market recovery in Brazil. The decline in demand produced margin pressure in the Netherlands and an income decline, also in recurring activities.

Financing charges higher Financing charges increased 22% to € 3.5 million (2003: € 2.8 million) because of the financing of acquisitions.

Tax rate lower The 32.9% tax rate was considerably lower than the 36.5% of 2003. The reduction was the result of a largely tax-free book gain from the sale of activities. In addition, the U.S. tax rate was lower because of tax cuts introduced by the administration to stimulate the economy. In the United States, ARCADIS may qualify for a tax credit for expenditures on research and development. From 1999 through 2001, a total of $ 5.4 million was included in operating income related to this tax issue. Awaiting a final settlement with the U.S. tax authorities regarding activities that qualify for this tax credit, no credits have been included in the results since 2002 as a precautionary measure.

Contribution of non-consolidated companies slightly lower; minority interest higher The € 2.4 million contribution from non-consolidated companies was slightly lower than in 2003 (€ 2.6 million). The largest contribution resulted from energy projects in Brazil; this contribution equaled that of 2003.

Minority interest – the part of the profit that flows back to co-owners of less-than-100%-owned ARCADIS companies – rose 24%. This reflects the strong profit increase in Brazil, where ARCADIS has a 50.01% ownership.

Net income from operations remains level Net income from operations (before goodwill amortization) totaled € 22.7 million, 1% higher than in 2003 (€ 22.5 million). Per share, this was € 1.13, the same as in 2003. Excluding a negative nonrecurring effect of € 1.4 million, net income from operations was € 24.1 million or € 1.19 per share. Currency effects produced a decline of 3%. Excluding non-recurring items and excluding currency effects, net income from operations increased 10%, or 9% per share. Net income, after goodwill, totaled € 20.1 million, or € 1.00 per share, compared to € 21.4 million, or € 1.07 per share, in 2003.

Number of issued shares increases slightly The number of issued shares rose slightly in 2004 to 20.6 million. The increase of 215,000 was the result of the exercising of options under the existing U.S. option plans. These plans result in a slight dilution; however at 2004 year end, the Company began a program to (temporarily) repurchase its own shares to prevent dilution. For an overview of options outstanding and additional information on option plans, please refer to page 100 of this report.

Balance sheet ratios are strong

Balance sheet ratios remain healthy The balance sheet total grew from € 347 million at year-end 2003 to € 390 million at year-end 2004, mainly because of expansion through acquisitions. As a result of acquisitions completed in 2004, goodwill rose to € 48.1 million (2003: € 38.2 million). Anticipating adjustments for the introduction of the International Financial Reporting Standards (IFRS), the identifiable assets of acquisitions are capitalized separately, and at year-end 2004, this totaled € 2.2 million. At ARCADIS, this generally relates to the value of the yet to be realized profit in the backlog of the acquired companies. As of 2005, the goodwill is no longer amortized but subject to an impairment test once a year.

Working capital, consisting of work in progress plus accounts receivable minus accounts payable, was further reduced. As a percentage of gross revenue, working capital declined from 16.3% in 2003 to 14.7% in 2004.

Cash at year-end 2004 was € 48.2 million (2003: € 31.3 million). Net cash (cash minus interest-bearing debt) at year-end 2004 was € 5.8 million against a net debt of € 7.4 million in 2003. Investments in acquisitions could thus be financed from the operational cash flow. In addition, there was a € 2.4 million cash improvement from the exercise of options.

At year-end 2004, € 172 million in short-term credit facilities were available (2003: €  54 million). At the balance sheet date, € 9.8 million of these facilities were used.  In addition, banks have pledged project guarantees for € 38 million. At year-end 2004, ARCADIS’ long-term debt totaled € 12.0 million (2003: € 29.7 million).

Shareholders’ equity increased by € 9.1 million to € 145.7 million at year-end 2004. Because of the exercise of options, € 2.4 million was added (€ 1.7 million from the issuance of new shares and € 0.7 million from the placement of repurchased shares). The addition of net income over the book-year 2004 resulted in an increase of € 20.1 million. Shareholders’ equity declined by € 9.6 million as a result of dividend payments over the book-year 2003. In addition, shareholders’ equity declined because of write-offs resulting from exchange rate differences of € 3.6 million and a write-off of € 0.2 million for the temporary purchase of approximately 12,000 shares in the Company to cover obligations in option plans.

The balance sheet ratios remain strong. Solvency at year-end 2004 was 39.6% (2003: 41.5%). The debt to equity ratio at year end was 0.1 (2003: 0.2). The debt to EBITA ratio was 0.8 (2003: 0.7). Return (net income from operations) on average capital invested (shareholders’ equity plus net interest-bearing debt as an average over four quarters) was 16.5% (2003: 15.7%) and excluding non-recurring effects was 17.4%.

Cash flow at high level Cash flow, defined as net income plus depreciation, was almost equal to last year and totaled € 38.3 million compared to € 38.6 million in 2003. Working capital needs could be further reduced. As a result, cash flow from operational activities (including changes in working capital) totaled € 44.8 million. After subtracting replacement investments, cash flow totaled € 33.0 million (2003: € 42.3 million).

Investments decline Investments in (in)tangible fixed assets, excluding acquisitions, of € 12.5 million were considerably lower than last year (2003: € 18.2 million). However in 2003, there was a non-recurring effect from an office move of € 4.8 million. The remainder primarily relates to investments in communication and computer equipment. In 2004, € 14.8 million (2003: € 41.8 million) were invested in the acquisition of consolidated companies, and € 2.5 million was invested in non-consolidated companies and other financial fixed assets (2003: € 4.3 million). Divestments of consolidated companies yielded € 8.0 million.

IFRS The IFRS goes into effect in 2005. Potentially, the most significant effects are in pensions. In the meantime, the pension plan for the majority of employees in the Netherlands has been adjusted. The new pension plan qualifies as a defined contribution pension plan. In part as a result of this change, additional consequences of the introduction of IFRS remain limited. This is further detailed in a separate chapter of this annual report.

Developments by market segment_Infrastructure

This segment includes all ARCADIS activities that are focused on designing physical living environments. This comprises planning areas for living, working and recreational activities, as well as connections such as highways, railroads and waterways. Water management, infrastructure development for the energy sector and telecommunications activities are also a component of this segment. This segment’s share of total revenue totaled 56% (2003: 57%).

Goals in the infrastructure market The market for infrastructure is mainly a government market. ARCADIS has strong local positions in this market. Our knowledge of local conditions and our long-term relationships with clients allow us to anticipate developments and deliver tailor-made services. Involvement in large projects also requires expertise and experience at an international level. ARCADIS has considerable expertise in areas such as rail infrastructure, bridges and tunnels. Our expertise in these areas is used as a springboard for involvement in large projects. Our goal is to create a recognizable leadership position in rail, bridges and tunnels through a combination of international expertise and strong local positions. This will be further detailed in our strategy update. The organic growth goal is set at 4 to 6 % per year.

Growth through acquisitions, slight margin decline Growth in 2004 was 3%, mainly from acquisitions, which contributed 5% to growth. Organically, activities declined by 1%. The strong decline in the Netherlands and Germany was fully offset by the continued growth in Belgium, France, Spain and the United States and the market recovery in Brazil and Chile. The currency effect was a negative 2%. The margin declined to 6.7% (2003: 7.1%) as a result of market pressure in a number of regions.

Dutch and German market depressed In the Netherlands, gross revenue declined by 9%. Some recovery was noted in the fourth quarter as a slight organic growth was achieved. The poor performance resulted from the completion of a number of large rail infrastructure projects, while investments in new projects stagnated. Gross revenue in the municipal market was maintained at a good level. The combination of the consulting and contracting activities, aimed at offering integrated solutions, had a positive effect on our competitive position in the municipal market and the private sector. In Germany, market conditions remained difficult. Fierce competition in the construction industry led to lower construction fees, which in turn led to pressure on engineering fees.

Growth in Belgium, France and Spain In Belgium, strong growth continued through activities on the ring road around Antwerp and traffic safety improvement in Flanders. In France, strong investments resulted in growth, while we also benefited from the trend to outsource former government work to private parties. As a consortium partner, ARCADIS won a project for the Canal Seine Nord, a canal that connects Antwerp with Paris and, with a length of 105 kilometers and six or seven locks, is one of the largest water projects in Europe. In Spain, activities also increased, although less than in previous years because of budget reallocations by the new government.

Opportunities in Central Europe In the coming years, large investments will be made to improve infrastructure in the new member states of the European Union. In Poland, we acquired Profil, a company with an excellent position in highway design, traffic management and safety. 2004 saw intensive cooperation between our organizations, resulting in a number of projects: one that included the capacity expansion of a section of the A4 motorway connecting the Ukraine, Slovakia and South Poland to the eastern part of Germany. In the Czech Republic, activities also developed favorably.

THE CHALLENGE_A cart track leads to the N18. A car slams its brakes to yield to a horse and carriage. A long way to go. An appointment with a new foreign client just beyond the border. This way, it will take hours to get there. Reality on Polish roads. Connections to the rest of Europe? Literally. Taking care of the right connection.

THE APPROACH_N18, part of the trans-European transportation network, is brought up to European standards. Renewed and expanded. Faster. Safer. ARCADIS as construction manager and site supervisor with Profil providing the detailed engineering design. A combination of years of experience and local expertise.

THE RESULT_The connection. The space. The speed. The road. Open for economic development.

THE CHALLENGE_A truck pulls its weight up from the deep valley on the winding road. The start of a long and difficult run. Over the snowy peaks of the Alps. A hard battle to win. On the other side, the sun awaits. Reachable. Quicker and safer would be nice.

THE APPROACH_A tunnel through the Alps. Travelers rushing to their destinations in high-speed trains. Freight moving by trains and trucks through rather than over the Alps. Safe? We’re working on it. Studying the safety requirements in and around the tunnels to determine their ability to reduce the effects of calamities. Advising what additional measures are needed to guarantee safety. In the meantime, producing the technical design of the trajectory.

THE RESULT_A vital and safe link in the European rail network. Two multiple-use rail tunnels on the track between Lyon in France and Turin in Italy. The first trains will use the tunnel in 2015. Faster and safer.

Growth in the American market In the American infrastructure market, our strategy is aimed at strong local positions in regions with growth potential. In Florida, Bessent, Hammack & Ruckman, Inc. (BHR), a company specializing in urban planning and (re)development of real estate, was acquired. This brings the total headcount in Florida to 300. Organic growth totaled 5% through solid performance in the water market and the road design and construction management market. The market for urban development initially declined but saw a strong recovery in the fourth quarter.

Recovery in South America After a decline in 2003, the recovery in both the Brazilian and Chilean markets led to considerable growth. In Brazil, increased confidence is driving infrastructure investments. In Chile, economic growth is driven by the demand for copper, which is increasing the opportunities for services in mining.

Rail expertise creates international growth ARCADIS is a specialist in rail infrastructure. Through targeted initiatives, we succeed in internationally expanding these services. North of Paris, we are studying the connection of an RER line to the Roissy airport and the high-speed railway line to Lille. On a section of the high-speed railway line to Dijon, we are providing track design and planning, which includes the passage through Dijon. ARCADIS is also furnishing the track design and planning for the connection between Orleans and Angoulême. In Poland, work continued on the rail connection between Minsk-Mazowiecki and Siedlice, a section of the line from Berlin to Warsaw and then on to Moscow. In Brazil, we worked on the subway line in Belle Horizonte. In cooperation with a partner, we are contributing to the electrification of a high-speed railway line with a length of 350 kilometers in China. In Taiwan, ARCADIS is also involved in the construction of a high-speed railway line.

Begin of a recovery in 2005

Bridges and tunnels For bridges and tunnels, ARCADIS is an internationally renowned player. The Millau Viaduct, now raking in global acclaim, is an ARCADIS technical design. This project serves to underline our reputation in this field. As far as tunnels are concerned, we also have extensive experience. This concerns tunnels through rocky, as well as soft subsurface, soils. In the Netherlands, ARCADIS was involved in the drilling of the tunnel under the Pannerdensch canal as part of the Betuwe line – a freight railway connection. In 2004 as a consortium partner, ARCADIS won a tunnel safety study project for a 53-kilometer long tunnel through the Alps for a new rail connection between Lyon and Turin. Also as a consortium partner, we contributed to two large cable-stayed bridges and a sunken tube tunnel for toll roads in South Korea. In cooperation with other partners, a project was won for a tunnel through the Pyrenees Mountains for a high-speed rail connection between France and Spain.

Outlook It is expected that the Netherlands will begin to see a recovery in 2005. Government initiatives to provide more resources for the maintenance and refurbishment of existing infrastructure offer opportunities, especially in rail infrastructure adjustments and Intelligent Traffic System development. Private financing, in the form of public-private partnership projects, can also contribute to market improvement.

In Belgium, France and Spain, the market remains favorable but at a somewhat lower growth level than in recent years. The French government is making a considerable investment in infrastructure, which, combined with the trend toward more outsourcing, offers solid growth prospects. In Spain, the government has recently announced a major investment program to compensate for the reduction in European funding. These European funds are now allocated to the new accession countries in Central Europe, which makes the outlook for Poland and the Czech Republic particularly favorable. In Germany, no market recovery is expected.

In the United States, the general expectation is that the federal investment program for infrastructure (SAFETEA) will be signed and provide funding at a level that is comparable to that of recent years. Also in view of the strong market for urban development in the 2004 fourth quarter, continued growth is expected in the U.S. market. For Brazil and Chile, expectations are also positive. The Brazilian government has launched initiatives for private infrastructure investments, which are expected to provide a market impetus.

Developments by market segment_Environment

The environmental segment – 27% of revenues (2003: 27%) – includes all activities related to the improvement and maintenance of air, soil and surface-water quality, as well as nature projects. Also included are projects related to noise abatement, solid waste disposal and external safety.

Goal in the environmental market In the environmental market, ARCADIS works for government, as well as private corporations. Approximately 65% of gross revenue is related to soil and groundwater remediation. In this field, we lead many of our competitors based on our GRiP® program, remediation technologies, and a strong reputation. Our goal is to achieve a global market leadership position in soil remediation. We want to achieve this by expanding our market share among private-sector clients in Europe, using our U.S.-developed technologies and GRiP® program. In the United States, we want to continue winning market share in the federal government segment. In Asia and South America, we can benefit from market growth for private-sector clients. Our position provides a solid basis for expansion to more strategic environmental consulting. In the strategy update, we will further detail how we want to achieve this goal. The goal for organic growth is set at 8 to 12 % per year.

Strong organic growth After an organic growth of 10% in 2003, organic growth further increased to 15% in 2004. With that, the environmental segment has by far experienced the strongest organic growth. The currency effect was a negative 6%, resulting in a total growth of 9%. The United States was the largest contributor to growth, experiencing an organic growth of 20%. Most European countries, as well as Brazil and Chile, also experienced growth in environmental activities. In the United Kingdom, very strong growth was achieved. The margin was maintained at a good level of 9.3%.

GRiP® very successful The growth in the American environmental market is mainly attributable to GRiP®: the Guaranteed Remediation Program. In this program, ARCADIS delivers a turnkey solution for swift remediation of contaminated sites against a guaranteed price, which is covered by insurance policies. Although the approach was originally developed for private-sector clients, it now attracts much interest from federal government clients. In fall 2002, a breakthrough was achieved with the U.S. Department of Defense, precipitating strong growth.

The competitive advantage in GRiP® hinges on:

•             cost-effective and efficient, partly patented remediation technology on which we can offer competitive pricing

•             credibility for insurance companies and their willingness to insure the risks based on our multi-year experience.

In 2004, a number of new contracts were added to the already ongoing military facility remediation projects. At the beginning of 2004, we won a project for the remediation of a former National Aeronautics and Space Administration (NASA) site in California, previously used for the Apollo and Space Shuttle programs. ARCADIS was also selected for a framework contract, having a maximum value of US$ 200 million, with the U.S. Army Corps of Engineers. The first project won under this contract is a soil remediation project at the former Reese Air Force Base in Lubbock, Texas, valued at US$ 43.5 million. In addition, we won a project for the remediation of a U.S. Army weapons depot in Milan, Tennessee. This contract is valued at US$ 45 million. The backlog for environmental projects at the end of 2004 totaled well over US$ 300 million, of which more than two-thirds is related to GRiP®-projects.

THE CHALLENGE_A declining industrial site in the middle of greater Los Angeles. Thirty years of intensive historic use by the National Aeronautics and Space Administration (NASA). Pollution. How much? Unclear. Estimate of remediation costs? Difficult. Few engineering firms willing to take this chance. No idea what will be discovered underground during redevelopment. Large, very large risk for the municipality and redevelopers.

THE APPROACH_Our newest in-situ remediation technology. Proprietary. Destroys pollution faster and more cost effectively than traditional remedial methods. Surety. An insurance policy covering all possible environmental risks. Even pollution that might emerge out after years in an unexpected place. Abundant creativity and patience. Uniting conflicting interests in a contract agreement. Tight schedule.

THE RESULT_Clean soil, ready for construction. Where people can live and work safely. Where children can play or go to school. Not in decades, but soon.

THE CHALLENGE_Combating global warming. The Kyoto protocol forces a serious effort. Turning sustainable entrepreneurship into a habit. Without limiting economic progress. Thinking of innovations that contribute to a better environment. The Konin solid waste landfill. Heated heaps of waste. Hazardous methane escaping freely to attack the ozone layer.

THE APPROACH_ARCADIS in cooperation with a Dutch partner develops a degassing system for the Konin solid waste landfill. Methane is collected and flared. And something else is generated. Emission rights. Carbon credits. More than 250,000 between 2008 and 2012. The Dutch government buys them from Poland. And thus, each contributes its part.

THE RESULT_A cleaner environment. For us and for our children. Reduction of global warming. A shared responsibility.

From GRiP® to RECLAIM™ On many sites, the remedial approach depends on the future use of the site. To that purpose, ARCADIS developed RECLAIM™ - Redevelopment, Closure, Asset and Industrial Management. In this program, an integrated approach is developed for company sites that are slated for closure. The approach includes a remedial plan, often based on GRiP®, combined with a plan for redevelopment. The environmental remediation can then be co-funded from the sale of the redeveloped property.

Awards for remedial work ARCADIS received international acclaim as two remedial projects won the prestigious Phoenix Award: the Pioneer Park project in Mühlheim, Germany and the Belmar Urban Center project in Lakewood, Colorado. The Mühlheim project involved the remediation of a former manufactured gas plant site, followed by its redevelopment into an attractive neighborhood. In Lakewood, a heavily contaminated shopping center was remediated and revitalized into a vibrant shopping and residential area.

Contract for air pollution research Another success in the U.S. environmental market is the continuation of a contract with the U.S. Environmental Protection Agency (USEPA) to provide services for the Air Pollution Prevention and Control Division in North Carolina. ARCADIS has worked on air pollution research for this section of the USEPA since 1975. The contract is valued at approximately US$ 53 million for a five-year period.

Multinational Clients The multinational clients (MNC) program plays an important role in expanding our services to industrial clients. This program offers clients assistance in due diligence work in mergers and acquisitions, assessment of environmental liabilities, research into and remediation of contaminated sites and assistance in asset management and environmental risk management. The oil and gas and the chemical sectors have had the highest contribution to growth. In 2004, global account management was further strengthened as experience shows this is important for expansion of services to select clients.

Continued growth in environment

Kyoto protocol offers opportunities The Kyoto protocol is aimed at reducing emission of greenhouse gases and includes agreements on the trading of emission rights. By developing projects that reduce greenhouse gas emissions, carbon credits are generated: these are transferable rights to exceed set emission ceilings. After ratification by Russia, the protocol officially began. ARCADIS already benefited from this development in 2004 by developing a degassing system at the municipal landfill in Konin in central Poland together with a Dutch partner. This system serves to reduce the emission of very harmful methane gas. The carbon credits yielded by the project have been sold to the Dutch government.

European Water Framework Directive Since December 2000, the European Water Framework Directive has been active. The directive stipulates that surface water in all European Union countries has to meet specific biological quality criteria by the year 2015. Related to this, ARCADIS has, as consortium partner, won a project from the Hungarian Ministry for Environment and Water to study ecological surface-water quality throughout Hungary. It was the first time in the European Union that such a research project was performed for an entire country. Similar projects have subsequently been won in Poland and Romania.

Outlook The solid backlog of multi-year GRiP® contracts in the United States provides a solid basis for further growth in the environmental segment. The program for closure of U.S. Department of Defense military bases provides ample opportunity for the application of the GRiP® approach. The expansion into RECLAIM™ for dilapidated commercial sites is also expected to contribute to growth. In the meantime, the GRiP® approach has also been introduced in Europe. Private-sector clients, in particular, are interested, and this supports our assertion that further growth in the European market share is achievable. It is expected that we can continue growth in the facility compliance program in the United States. Under this program, companies are assisted in complying with environmental laws and regulations. The market in Central European countries is expected to grow because the environmental legislation of the European Union will also be enacted in the accession countries. Through expansion of account management practices, the MNC program can also contribute to growth.

Developments by market segment_Buildings

Activities in this segment involve buildings in which people live, work or relax. Projects in this segment include office buildings, manufacturing facilities, logistical centers and stadiums. It comprises 16% of total gross revenues (2003: 13%).

Goals in the buildings market The buildings market is strongly influenced by the level of private-sector investment, making it the most cyclical segment within ARCADIS. Until recently, our activities mainly consisted of technical designs and calculations, including project management. Particularly in detailed engineering, establishing a distinctive position is extremely difficult. For that reason, the strategy is focused on transition: expanding activities in project and program management and facility management, while simultaneously reducing or outsourcing activities in detailed design and calculations.

Our goal is to create an international network for project and program management that allows us to assist clients in realizing their investment programs. In facility management, our aim is to become a market leader in select countries. These goals will be further detailed in our strategy update. For project and program management, an organic growth goal of 5 to 10% has been formulated. No growth goal has been set for the entire segment because this is dependent on the pace at which detailed engineering activities can be reduced and the market for facility management can be developed.

Growth reflects the transition Gross revenue rose by more than 30%. Of this growth, 21% was generated by acquisitions. Specifically, the acquisitions of PRC in the Netherlands and earlier of Homola in Germany contributed to growth. With these acquisitions, project and program management activities were added, which have higher margins and better growth potential. Organically, gross revenue rose by 11%, mainly because of growth in facility management in the Netherlands. In other European countries, activities also grew. Offsetting this was a considerable organic decline in the U.S. market. Currency effects had a negative impact of 2%.

Transition leads to margin improvement The transition in the buildings segment should also lead to margin improvement. This adjustment was necessary because the 2003 margin was negative. Project and program management activities, as well as facility management work, provide higher added value and, therefore, have higher margins. The positive effect of this transition was evident in 2004 when the margin improved to 1.4% (2003: - 1.1%).

Restructuring in the U.S. The American industrial building market was difficult. Insecurity about economic development led to utilization of industrial reserve capacity and delays in capital expenditures for expansion. An important part of our activities in this segment is directed toward the automotive industry. This sector shifted investment programs to other countries, especially Asia, and invested little at home. The fierce competition in the automotive market also led to strong price pressure among suppliers. The effect was that our activities were under strong pressure, resulting in a gross revenue decline. The strategy focuses on moving the business toward activities with greater added value. Thus in early 2005, it was decided that a major portion of the buildings design work in the United States would be sold at the end of the 2005 first quarter. ARCADIS will concentrate on expanding its higher level facilities position in program management and operating facility management, supporting clients with management consulting and operations of their facilities.

THE CHALLENGE_Stately Prague with its rich history and fantastic Gothic, Baroque and Art Nouveau architecture. Develop a new modern neighborhood on the borders of the River Moldau. A place matching its historic neighbors. One with grandeur! A natural balance between past and present. Between city and river. Between work and leisure.

A project unequaled in requirements and conditions. Made more complex by cultural and language issues because of the variety of nationalities. Exacerbated by a disastrous flood during the last phase of construction.

THE APPROACH_Our project manager and his team. He knows the drill. And the local market. Years of experience in project management. Making sure the project moves ahead at critical junctures, bringing parties together when it counts. Without sacrificing quality.

THE RESULT_River City. A place made of light and space. Harmony between city and river. Between present and past. A place for the future.

THE CHALLENGE_The law campus in Leiden. For centuries, determining the city image. Literally and figuratively. Thousands of students attend lectures in over ten locations throughout the city. A scattered image. Available, but in need of maintenance: a historic complex in the heart of Leiden. Maximum building volume on minimum square footage. A national monument. Maximum demands, minimal tolerance.

THE APPROACH_Intensive restoration, renovation and new construction in an already densely built area. Constantly balancing between program, budget, construction possibilities and creative challenges. Between fixed building volumes and a growing number of students.

THE RESULT_An architectural jewel. Room for reflection. An innovative combination of natural building materials and the flow of light. A harmonious blend of classical and modern. But, what’s more, room for knowledge and new ideas.

Organic growth from facility management The facility management activity is a cooperative joint venture with the U.K.-based firm Aqumen operating as ARCADIS Aqumen Facility Management (AAFM). In this joint venture, Aqumen provides the systems and experience, while ARCADIS contributes market contacts throughout Europe. As of 2004, and under a four-year contract, AAFM is responsible for the facility management of 60,000 square meters of offices for Philips in the Netherlands. This includes management of services such as technical maintenance of company buildings, security, purchasing of utility services and catering. In the course of the year, several smaller contracts were awarded; one being for FEI Electron Optics, a producer of electron microscopes. This contract proves that AAFM was able to convince mid-size companies that outsourcing facility management is worthwhile.

Focus on project and program management The acquisitions in 2003 of PRC in the Netherlands and Homola in Germany are important building blocks in the transition in the buildings segment. In 2004, PRC successfully concentrated on expanding activities in health care and education. The lack of project management assignments for large construction projects (caused by the depressed economy) was partially offset by growth in consulting activities in real estate management, portfolio management and feasibility studies. Homola experienced revenue growth in 2004 despite the difficult German market. At the end of the year, U.S-based Diversity Partners was acquired. This company is active in program and construction management under the names Construction Dynamics Group and Lewis & Zimmerman Associates.

Sustainability increasingly important In new buildings, sustainability is growing in importance. Sustainability comprises the design, the materials used, the construction process and maintenance issues. The concept of sustainable design played an important role in the new Shell Technology Center in Amsterdam. Here, ARCADIS provided a total approach, consisting of design, constructions, construction technology and system technology. The ‘spine’ of the building will consist of an atrium connecting laboratories, offices and other work spaces. Much attention was paid to sustainability issues. The building will be equipped with a geothermal climate system using groundwater to regulate temperature. In addition, the air treatment system will be equipped with heat exchangers to win back energy. The total building will have 60,000 square meters of floor space.

Project and program management offer growth potential

MNC program generates new assignments The multinational clients (MNC) program also contributes to projects in the buildings segment. For example in Belgium, we won a project to build a new spare parts factory in France for Toyota. Belgian staff completed the design work; the project manager came from the United States; and French staff handled permitting and other local aspects. Another project involved a Bosch and Siemens tumbler dryer factory in Poland; this project required completion within an expedited time frame. ARCADIS provided the design for the factory and the site, including the necessary infrastructure.

Outlook Developments in this segment strongly depend on economic conditions. The average economic growth and the surplus in the office buildings market will limit growth opportunities in the Netherlands. PRC has invested in strengthening activities in education and health care, which provide opportunity for further growth. In other European countries, growth opportunities particularly exist in Belgium and France. In Germany, the market is expected to remain difficult. With the announced sale, the size of the buildings activities in the U.S. is limited.

The transition in this segment will continue. This includes further reduction or outsourcing of activities with lower margins and expansion in areas that create greater added value. Project and program management are less cyclical and offer more growth potential. The market for facility management also offers good prospects, and the goal is to add at least one large contract in 2005, in addition to smaller contracts.

Developments by region

The Netherlands

Difficult market creates revenue pressure Market conditions during 2004 remained difficult, as a consequence of low economic growth, depressed government investments and discussions about tendering procedures. This resulted in an organic gross revenue decline of 2%. The strongest decline occurred in infrastructure activities. Facility management developed positively, resulting in strong organic growth. PRC, acquired as of September 2003, was also affected by the reduction in investments. In fall 2004 an urban development firm was acquired to strengthen the position in the municipal market. The PRC acquisition and sale of non-core activities on balance yielded 4% revenue growth (including income from divestments). On balance, gross revenue increased 2% to € 301 million (2003: € 296 million).

Restructuring for profitability improvement Market conditions necessitated a thorough restructuring consisting of:

•                  Sale of non-core activities in an effort to focus on growth and margin improvement. Sold were a part of the contracting activities, Kafi (property valuations) and Mandaat (collection agency) with a total of 275 employees and gross revenues in 2003 totaling € 27 million.

•                  Streamlining of the organization by reducing capacity in response to lower market demand and increasing efficiency through, among other things, overhead reduction. After 275 jobs were eliminated in 2003, an additional reduction of 205 jobs was necessary in 2004.

The restructuring had a non-recurring negative effect on operating income, on balance of € 4.4 million. Reduced market demand resulted in increased competition and margin pressure. Recurring operating income (EBITA) declined to € 11.2 million (2003: € 12.1 million). This includes an organic decline of € 2.2 million, or 18%.

Other European countries

Growth in gross revenue and income Gross revenue in other European countries (Belgium, the Czech Republic, France, Germany, Poland, Spain, and the United Kingdom) increased 13% to € 254 million (2003: € 226 million). Most of the growth (9%) was organic. Acquisitions also contributed to growth by 4%. Acquisitions included Homola in Germany (as of May 2003), Profil in Poland (as of October 2004), and smaller acquisitions in Belgium and the U.K.

Particularly in Belgium, France and the U.K., organic growth was at a high level. Due to changes in government budget allocations, growth flattened in Spain. In Belgium,

France and Spain growth mainly resulted from infrastructure and buildings. In the U.K., it was fully achieved in the environmental market. In Poland, solid growth was also reached in environment, while Profil provides an excellent base for growth in the infrastructure market. In the Czech Republic, the buildings market recovered and growth was continued in infrastructure. In Germany, the market remained difficult, resulting in an organic decline, particularly in infrastructure. In environment and project management for buildings growth was achieved.

Operating income (EBITA) grew by 12% to € 12.7 million (2003: € 11.3 million). Except for Germany, all countries contributed to this improvement. Organic operating (EBITA) income growth totaled € 0.4 million or 3%.

North and South America

Strong increases in revenues and profits North and South America gross revenue was € 298 million (2003: € 271 million), an increase of 10%. Organic growth was 11%, while acquisitions contributed 8%. This included three acquisitions completed in 2003 and the acquisitions added in 2004 of Bessent, Hammack & Ruckman, Inc. (BHR) (as of October 2004) and Diversity Partners (as of November 2004). The decline of the U.S. dollar resulted in a considerable negative currency effect of 9%.

In the United States, activities in the environmental market developed very favorably. Infrastructure activities also saw growth. In the buildings segment the influence of the shift in investment to low wage countries was noticeable, resulting in a strong decline in the activities of this segment. In Chile and Brazil, the market recovered. This resulted in strong activity growth in both infrastructure and environment.

Operating income (EBITA) rose considerably and totaled € 15.0 million (2003: € 11.9 million), a 26% increase. This includes an organic increase of € 2.4 million, or 20%. Both the United States and Brazil contributed to this increase. In Brazil the contribution from energy projects (included in income from non-consolidated companies) was at the same level as in 2003.

Other countries

Activities in other countries mostly involved projects for donors such as the World Bank or projects funded by the European Union in developing countries. Gross revenue declined by 2% and totaled € 47 million (2003: € 47 million). This was mainly because of weak market conditions and insecurity in the international political situation. A positive development occurred in relation to projects through the Water Framework Directive of the European Union. In a short period, ARCADIS was able to win several of these projects. Operating income (EBITA) in other countries was similar to 2003 and totaled € 0.7 million.

Human Resources Management

ARCADIS is an ambitious company. From its position at the center of society, ARCADIS strives to help companies and governments achieve their goals. ARCADIS wants to be among the best internationally. Working for ARCADIS requires ambition. Exhibiting stamina when times get tough. Going for results. Reacting rapidly. Taking the initiative. Optimally applying experience for clients. Sharing knowledge with colleagues. Being fair, open and trustworthy.

ARCADIS is demanding on its employees. This makes recruitment and selection, development, training, education, and development of staff essential for the future success of ARCADIS. Human Resources Management (HRM), therefore, is a critical company function, with the HRM policy an extension of the Company’s strategy.

HRM policy is primarily the responsibility of the operating companies.

The key elements in HRM policy are:

•             Professional recruitment and selection

•             Stimulating personal development

•             Training and education

•             Open communication

•             Equal career opportunity, regardless of personal background

•             No discrimination or intimidation

•             Healthy and safe working conditions

From the corporate level, we ensure that the HRM policy meets these standards. Together with the HRM managers in the different operating companies, we translate the strategy into a working HRM policy. Important principles hinge on the ARCADIS General Business Principles. At the corporate level, HRM activities focus on leadership development, key staff assessment, the advanced management program and international staff exchange.

Tomorrow’s leaders The process of recruiting and selecting talented people is key as we strive to realize our strategy. To ensure that key positions are filled with the right people, selection is based on our core values: integrity, entrepreneurship and agility as they have been applied in leadership profiles. These profiles describe the behavior needed for successful job performance. When key staff are selected, personality, attitude and competencies are measured against these profiles.

It is equally important to retain talented people and provide them opportunities for development. In 2004, great emphasis was placed on developing a program for high potentials. The program provides opportunities for these staff to gain a multitude of experiences that are essential for their successful performance in future key positions. They are challenged to think and act independently, to think of ways to improve Company operations, to introduce innovations from a client’s perspective and to use the Company’s network. The challenge for the Company is to consistently assess people on their performance, increasing their responsibilities as soon as warranted.

Key staff assessment The key staff assessment program focuses on identifying and developing talent in the organization. In this process, leadership profiles are used. The last round of key staff assessments was completed in 2003. Approximately 300 employees were involved in this process. A new round will start in 2005.

Advanced Management Program The Advanced Management Program lays a foundation of trust for good cooperation between people who will fill important positions within the operating companies. Experience shows that this program is a strong contributor to internal cohesion and that people communicate with each other, where needed, quickly sharing knowledge and experience. In addition to external instructors, senior management members also conduct lectures and actively participate in discussions. The program emphasizes the importance of participants internalizing the strategy and improving personal effectiveness. The sixth program was presented in 2004, attended by 20 participants from nine different countries.

An international mind-set

International staff exchange ARCADIS offers international staff exchanges for individual employees, aimed at expanding knowledge and experience to create new opportunities. The involved employees strengthen their own network while developing an international mind-set. The knowledge and experience of a Dutch employee, who was temporarily relocated in Paris, led to ARCADIS’ involvement in a number of large rail projects. Many similar examples exist throughout the firm.

Pension plan adjusted In 2004, the pension plan for the majority of employees in the Netherlands was modified. This was necessary to keep the plan affordable and to warrant ARCADIS against the considerable consequences resulting from the 2005 introduction of the International Financial Reporting Standards. In the new pension plan, ARCADIS has changed from a defined benefit to a defined contribution plan. The target retirement age has been raised from 61 to 63 years; employees can elect to retire (part-time) between 55 and 65 years. The new plan became effective at 2004 year end, retroactive to January 1, 2004.

Number of employees rises The number of employees rose from 9277 at the end of 2003 to 9638 at the end of 2004. This increase was primarily the result of acquisitions and organic growth in activities. In the Netherlands, the number of employees declined by, on balance, 420. The average number of employees rose from 8827 in 2003 to 9419 in 2004.

Sustainable business conduct

Citizens, the government and business together are responsible for a healthy society and a clean and safe living environment. Companies are increasingly being evaluated – including by shareholders – on the contribution they provide in this area. ARCADIS has a long history of strong social involvement based on concern for the human habitat. Sustainable business conduct goes beyond that, however, and includes:

•             The effect of our work on its surroundings

•             Sustainability in our own business conduct

•             Working on projects in the community

•             Integrity policy

•             Social policy/Human Resources Management

•             Corporate governance and transparency

The latter two aspects are dealt with in separate sections of this report. The other aspects are discussed below.

Care for the human habitat

The effect of our work on its surroundings The largest impact ARCADIS has on its surroundings is through the projects it executes for governments and corporations. In many projects, ARCADIS contributes to the sustainable development of society. Through our environmental activities, we assist in cleaning up environmental legacies or advise companies about reducing the negative effects of their production processes. In infrastructure and buildings, we work on sustainable solutions. Often, our contributions have a direct effect on the improvement of the human habitat. As an example, our involvement in the renovation of the slums in São Paulo, Brazil resulted in tens of thousands of people receiving basic services such as a water supply, sewers and an energy supply. This is just one of many examples.

Often, our work involves evaluating the effects of new developments on the environment and proposing solutions to stop or mitigate these effects. In many instances, our activities are key to the development process of these buildings; through the choice of materials or the building method used, we can introduce or prescribe sustainable approaches. In all of these cases, we consider sustainability to be our responsibility. Many projects require dialogue with stakeholders. We then contribute by explaining alternatives. The final decision is often the responsibility of the governmental party involved.

Our responsibility is laid down in the ARCADIS General Business Principles (AGBP). Internal sessions about the application of the AGBP are used to make employees aware of the dilemmas they may face. This way, the principles are anchored in the operations.

Sustainability in our own business conduct In ARCADIS’ own operations, the Company strives to minimize the environmental impact of its activities. This is done by separating and/or recycling paper; limiting mileage usage on company cars; encouraging the use of public transportation; and conducting energy saving policies in its offices.

THE CHALLENGE_A wolf cries out through the early morning air in the West Tien Shan Mountains. A man leads his herd up through the mountains. Every month, it is more difficult to find good pastures. And this year, a bad crop year. Arguments flare up in the village. In neighboring countries, too. Will the strongest own the right to the most fertile land?

A more honest distribution of the land is needed! And other sources of income! But which?

THE APPROACH_Supporting the governments of Kazakhstan, Kyrgyzstan and Uzbekistan in developing a nature reserve. A new source of income. Allowing the introduction of eco-tourism. Maintaining nature and biodiversity, and stimulating local employment are key drivers. Making the local population aware of the importance of the durable use of natural resources for long-term economic purposes. Good legislation ensuring compliance while preventing ethnic conflict.

THE RESULT_A peaceful future for the inhabitants of the West Tien Shan Mountains. Nature flourishes, sharing its rich rewards. Gains rather than conflicts. Wolves, bears and snow leopards safely find their way in a natural habitat.

Working on projects in the community One of the major shareholders in ARCADIS is the KNHM Foundation (Koninklijke Nederlandsche Heidemaatschappij), a founding association of the Company. The goal of this foundation is “improving the living and working environment.” KNHM uses the proceeds from its assets – among which are dividends on its shares in ARCADIS - on projects that enhance the quality of the living environment in innovative ways. This way, part of the company’s profit is invested in improving the human habitat. The Dutch ARCADIS company is working with KNHM on a plan in which employees will be able to use part of their time for volunteer work in projects.

Integrity policy

The ARCADIS General Business Principles became effective worldwide in early 2003. The code serves as a guideline for our business decisions and activities around the world and is applicable to all employees. The code also takes into account regulations related to the stock exchange quotation on the NASDAQ in the United States (Sarbanes-Oxley Act).

The General Business Principles describe the commitments ARCADIS applies to itself in its relationships with society, clients, employees, and shareholders. With regard to society, this not only implies a commitment to abide by national laws and respect local cultures but also implies a commitment to respect the environment when executing a project. With regard to clients, the main issue is professional integrity: reliability linked to an independent professional judgment and objectivity, as well as full transparency regarding possible conflicts of interest. With regard to employees, ARCADIS commits itself to be an equal opportunity employer, offering personal development and career opportunities in healthy and safe working conditions. With regard to shareholders, ARCADIS focuses on increasing shareholder value by achieving a responsible return on capital provided. The full text of the business principles can be found on the website.

THE CHALLENGE_Giving an impetus to durable energy. Turning worthless soil into valuable land. An innovation linking the two. A capped landfill in Fürth, in southern Germany, the perfect site. Unused for years – a scar on the landscape. Unless.

THE APPROACH_Design a complex of solar collectors on the empty areas of the landfill. Use the changes in German legislation that awards initiatives for durable energy production. Imagine every unused, deserted area as a potential new site for durable energy production. Assist energy companies develop alternative energy sources from beginning to end – from the research for sites to their design and completion.

THE RESULT_Energy that never ceases to exist. Light and warmth. Solar energy. Clean energy.

The management of each operating company certifies the implementation of the Business Principles in a Letter of Representation. Employees will not be held responsible for the loss of work resulting from abiding by the General Business Principles, nor will they suffer negative consequences for reporting violations of the code. An offense, however, can lead to sanctions up to and including termination of employment with the Company. ARCADIS has also introduced a whistle blower policy for employees.

Involvement in building fraud in the Netherlands In the 2003 annual report, ARCADIS announced the involvement of ARCADIS Planrealisatie BV in illegal practices in the tendering of projects in the contracting sector. Contracting represents a very small part of ARCADIS’ total gross revenues (approximately 1%). ARCADIS itself reported this involvement at the end of 2002 on the basis of an interim investigation. At the end of 2003, the Dutch Competition Authority fined ARCADIS Planrealisatie BV in one specific case € 369,000 for violating competition laws. This fine was paid in 2004. When the Dutch government, on the basis of new reports on fraud, called upon companies to provide openness, ARCADIS cooperated fully. The results of the internal investigation, as well as other information on possible infringements, were provided to the Dutch Competition Authority. A provision had been taken for the expected fine. In the meantime, all the contracting activities that compete solely on price have ceased or been sold. In addition, an active integrity policy was introduced.

Outlook 2005

It is expected that the Dutch market will slowly improve. Initiatives for public-private cooperation may lead to additional investments in infrastructure. In Belgium, France and Spain, the market is expected to remain favorable, albeit at somewhat lower growth levels than in recent years. The markets in Poland and the Czech Republic offer good opportunities because of considerable investments from European funds. In the United States, the general expectation is that the federal infrastructure program (SAFETEA) will be continued at levels comparable with recent years. The multi-year GRiP® contracts in the United States form a solid basis for expansion in environment. In the buildings segment, growth should result from program management and facility management, while detailed design work is reduced or outsourced. Recently, the sale of these activities was announced in the United States.

The outlook for 2005 is positive

The outlook for 2005 is positive. Investments in infrastructure remain an important driver for economic development. Our specialist expertise and experience, combined with strong local positions, allow us to benefit from this. In the environmental market, our technological advantage and successful GRiP® approach offer opportunities for market share expansion for public- and private-sector clients. A shift to activities higher in the value chain should lead to margin improvement in the buildings segment. The restructuring in the Netherlands served to strengthen our competitive position in a market that is expected to gain momentum. The policy to expand activities by way of acquisitions continues. Barring unforeseen circumstances, and excluding currency effects, we expect a continued growth in revenue and profits.

Arnhem, The Netherlands, March 4, 2005

Executive Board

_Water

Water is all around us. It cleanses. It nourishes. It inspires. To give direction. To let go. To lead. To be where we want it to be. Pushing boundaries by acknowledging them. That drives ARCADIS.

WATER

THE CHALLENGE_Hungary, Slovakia and Romania. While torrents of water rip through the hillsides of the Zakarpattia Mountain range in the Ukraine, the people in towns along the river Tisza are sound asleep. Dozens of victims and serious material damage. And for politicians in those countries, it was a call for immediate action.

THE APPROACH_How to reach millions of people within a few hours? Who can predict the flow of water? Wouldn’t it be better to think beyond national borders? Giving the river space instead of trying to limit its course? Answer: an international warning system. Dozens of locations gauging the water level 24/7. The information is collected by satellite and radio, analyzed automatically and transferred to specialized employees. Now when the water is running downhill again, alarm bells in several local security centers start ringing. Literally.

THE RESULT_Simple and effective. But above all, safe. Water as a friend. Not the enemy. Water as the source. Joy instead of grief. Life.

Report by the Supervisory Board

Annual 2004 financial statements

The Supervisory Board is pleased to present the annual financial statements for the 2004 financial year as prepared by the Executive Board. The financial statements include the profit and loss statement, balance sheet and accompanying explanatory notes and are accompanied by a report by the Executive Board on the last financial year.

KPMG Accountants N.V. has audited and approved the annual financial statements. The auditors’ unqualified audit opinion is on page 95 of this report. The ARCADIS Audit Committee has discussed the annual financial statements in detail with the auditor in the presence of the Chairman of the Executive Board and the Corporate Director of Finance. The Audit Committee also discussed the annual financial statements with the auditor, without the Executive Board, and found no discrepancies. The complete Supervisory Board with the Executive Board in the presence of the auditor also discussed the annual financial statements.

We agree with the Executive Board’s proposal to earmark € 9.9 million of the net income from operations to shareholders. This represents a dividend of € 0.48 per share, which is the same as last year. The Executive Board proposes to the General Meeting of Shareholders, with approval by the Supervisory Board, to pay this dividend entirely in cash.

We agree with the annual financial statements and the accompanying documents. We propose that shareholders adopt the annual financial statements, including the dividend, as stated in the Executive Board’s proposal. Additionally, we request that shareholders discharge from all liability the members of the Executive Board with respect to their management during 2004 and the members of the Supervisory Board with respect to their supervision of the management during 2004.

Result and strategy

Given the circumstances in some of ARCADIS’ home markets, the Supervisory Board considers the 2004 results satisfactory. We are pleased to note that good organic growth was achieved in 2004. This demonstrates that ARCADIS is operating successfully in markets that offer prospects. In the Netherlands, the completion of several large projects, combined with a reduction in government investments, necessitated a considerable restructuring. This restructuring was executed expeditiously.

Strategic issues, such as competitive position, portfolio management, geographical expansion, as well as possible risks, were discussed with the Executive Board on several occasions. The acquisition policy and possible divestments were also discussed.

Concrete opportunities for acquisitions, including strategic and financial aspects, as well as possible risks, were discussed with the Executive Board at an early stage. The Supervisory Board considers the acquisitions in the United States and Poland valuable additions, in line with the Company’s strategy.

In fall 2004, we discussed the biennial review of the strategy. The Supervisory Board endorses the policy of the Executive Board to further strengthen the horizontal structure of the Company to promote growth. This will remain a key focus in the coming years.

Supervision and advice

Following a fixed schedule, six meetings were held between the Supervisory Board and the Executive Board in 2004. At these meetings, a number of recurring topics were discussed, including financial performance, possible risks and claims, the management of working capital and liquidity, progress in realizing our strategic goals and developments in the varying operating companies. The Supervisory Board received the 2005 budget for review. The renewed positioning of the Company was discussed. In addition, developments in the Netherlands, including discussions on the reduction in market demand and the ensuing restructuring, as well as the necessary provisions and streamlining of the portfolio, received special attention.

The 2003 annual financial statements, the management letter, and the quality of the internal risk management and control systems were discussed in the presence of the external auditor.

Twice, the Supervisory Board met without the Executive Board. Discussions in those meetings focused on the functioning of our Board, the composition of our committees and the profile and possible candidates for membership on our Board. We also evaluated the functioning of the Executive Board and its members and extensively discussed the composition of the Executive Board. Based on a proposal by the Selection and Remuneration Committee, the performance-related remuneration for members of the Executive Board was determined.

In March 2004, the Supervisory Board visited the French operating company, noting that the company, acquired in 2002, was well integrated into the ARCADIS network. Based on a number of project visits, we discussed developments and business outlooks in France with management.

Corporate Governance

The Board realizes that attention to the role and performance of the Supervisory Board has strongly increased, particularly for stock exchange-listed companies. Therefore, extensive attention was paid in 2004 to the implementation of the Dutch Corporate Governance Code (the Code), published at the end of 2003.

Our Board endorses the outlines and principles and best practice provisions of the Code with a few exceptions. In a separate section of this annual report, the limited number of areas in which ARCADIS applies different principles and practices and the reasons are provided. An explanation of the actions that will be taken to observe the best practice provisions contained in the Code is also provided. In the General Meeting of Shareholders in May 2004, the implementation of the code was discussed based on an extensive explanation in the annual report for the 2003 financial year. Because shareholders have accepted the proposed variances, it can be stated that ARCADIS (after completion of the current actions) is in compliance with the Code.

Because ARCADIS is also listed on the NASDAQ stock exchange in the United States, the Company must also comply with the Sarbanes-Oxley Act and additional NASDAQ regulations. The demands imposed by these are partly similar to those in the Code. The implementation of Section 404 of the Sarbanes-Oxley Act regarding the reliability of financial reporting will require particular attention in 2005.

The Supervisory Board considers ARCADIS compliant with the provision in the Code that stipulates that no more than one Supervisory Board member be non-independent. Mr. Rijnhard W.F. van Tets qualifies as non-independent under the Code because he is employed by ABN-AMRO Bank. According to the provisions and stipulations in the Sarbanes-Oxley Act, Mr. van Tets qualifies as independent.

Committees of the Supervisory Board

The Supervisory Board has created three internal committees. They are tasked with preparing the work and decisions of the Supervisory Board. The Audit Committee and the Selection and Remuneration Committee have charters outlining tasks and procedures. These charters are published on the ARCADIS website.

Audit Committee Members: Thomas M. Cohn (chairman), Rijnhard W.F. van Tets and Ross A. Webber.

This committee met five times in 2004 with the Chairman of the Executive Board, the Corporate Director Finance and the external auditor. The committee met once with the external auditor without management. No discrepancies were identified during this discussion. In a closed meeting, the performance of the external auditor was evaluated. Additional topics discussed included the annual 2003 financial statements, the related external auditor’s report and management letter, the quarterly reports and notices, the administrative organization and the internal risk management and control systems. The project valuation system and risk management procedure for GRiP® projects were given special attention. In addition, the consequences of implementing the International Financial Reporting Standards (IFRS) were discussed. The plan for complying with ‘Section 404: Internal control over financial reporting’ of the Sarbanes-Oxley Act was also discussed. This regulation will be applicable to ARCADIS in 2005. One meeting was devoted specifically to the 2003 annual report (“ARCADIS Annual

Report 2003 on Form 20-F”) as filed with the Securities and Exchange Commission in Washington.

The Supervisory Board considers the Audit Committee members independent based on the criteria outlined in the Sarbanes-Oxley Act. The Supervisory Board has appointed from its members Mr. Rijnhard W.F. van Tets as the “Financial Expert” of the Audit Committee for both the Sarbanes-Oxley Act and the Code.

Selection and Remuneration Committee Members: Rijnhard W.F. van Tets (chairman), Carlos Espinosa de los Monteros, Jan Peelen and Gerrit Ybema.

The Selection and Remuneration Committee met six times in the reporting year, mostly in the presence of the chairman of the Executive Board. Topics discussed included the remuneration of the Executive Board and the granting of performance-related remuneration in 2003 to the Executive Board and senior management. In fall 2004, an external consultant evaluated the remuneration of the Executive Board, also in light of demands imposed by the Code. For the remuneration report, please see page 58 of this annual report.

The future size, composition and allocation of responsibilities of the Executive Board were extensively discussed. In light of the planned expansion of the Executive Board, two committee members interviewed members of the Senior Management Committee. In part based on these interviews, a profile was created for a third Executive Board member. The composition of the Supervisory Board, as well as the profile and possible candidates for this Board position, was also discussed.

Integrity Committee Members: Rijnhard W.F. van Tets (chairman) and Gerrit Ybema.

This committee met twice in the reporting year and discussed ARCADIS General Business Principles, as well as compliance with these principles. Specific, practice-related issues were discussed with the Executive Board. The investigation by the Dutch Competition Authority into the infringement of the competition legislation by ARCADIS Planrealisatie BV was also discussed. The Committee fully supports the Executive Board’s decision to provide full cooperation in the Dutch Competition Authority’s investigations.

Composition Executive Board and Supervisory Board

The composition of the Executive Board remained unchanged during this reporting year. Plans are underway to expand the Executive Board by one member in 2005. The procedure to accomplish this is ongoing.

In accordance with the reappointment schedule, Prof. Dr. Luck M. van Leeuwen and Mr. André A. van der Louw stepped down as members of the Supervisory Board immediately after the General Meeting of Shareholders held on May 12, 2004. Given their extensive tenure on our Board, they were not available for reappointment. In the same meeting, Mr. Jan Peelen was reappointed for a second term of four years. In addition, Mr. Thomas M. Cohn was appointed to our board for a first term of four years. In view of the departure of Mr. Van Leeuwen as Chairman, the Supervisory Board appointed from its members Mr. Rijnhard W.F. van Tets as Chairman effective May 12, 2004, with Mr. Ross Webber acting as Vice-Chairman

Because Mr. Ross A. Webber is not available for reappointment and will, therefore, step down in the General Meeting of Shareholders in May 2006, we plan to propose the appointment of a new Supervisory Board member to the General Meeting of Shareholders in May 2005.

For information on the members of the Supervisory Board, please refer to page 55 of this report.

Word of thanks

We are well aware that ARCADIS is a people company in which results are achieved through the involvement, creativity and often considerable efforts of employees.

We would, therefore, like to express our great appreciation to all employees for their dedication and the results that were achieved in the last year.

Arnhem, The Netherlands, March 4, 2005

On behalf of the Supervisory Board

Rijnhard W.F. van Tets, Chairman

1_Rijnhard W.F. van Tets M.Sc. (1947) chairman_Dutch nationality

Audit Committee, Selection and Remuneration Committee (Chairman), Integrity Committee (Chairman), term 2002-2006

Current position: Advisor to the Executive Board of ABN AMRO Bank (2002).

Previous positions: Banque Europeenne de Credit (Brussels) and Societe Generale (Paris) (1973-1975), Sogen Swiss and First Boston Corporation (New York: 1975-1983). Member of the Executive Board of ABN AMRO Bank (1988-2002).

Non-executive Board functions: Chairman Supervisory Board

- Wegener N.V.  - Chairman Supervisory Board Equity Trust SARL - Member Supervisory Board Euronext N.V. - Member Supervisory - Board International Flavors & Fragrances I.F.F. (The Netherlands) Holding B.V.

Other functions: Chairman Investment Committee Pensionfund Building Industry

2_Thomas M. Cohn (1942)_Belgian and Israeli nationality

Audit Committee (chairman), term 2004-2008

Previous positions: CEO of the Executive Board, Siemens Nederland N.V. (1994-2003); CFO and Member of the Executive Board of Siemens Nederland N.V. (1987-1994); Various functions, a.o. director Economic Affairs, Siemens Belgium (1967-1987); “Industriekaufmann”, Siemens AG, Germany (1964-1967)

Non-executive board functions: Chairman Supervisory Board Getronics Holdings B.V. - Member Supervisory Board Corus Nederland B.V.

- Member Supervisory Board KEMA N.V. - Member Supervisory Board Recontec B.V. - Member Supervisory Board Tecosa-Spain
Other functions: Chairman Advisory Board Oracle Nederland B.V.

- Board member Foundation Techniek en Marketing-STEM - Member monitoring board University of Technology Delft - Member Advisory Board Fortis Bank Rotterdam - Chairman Advisory Board Pereira Van Vliet & Partners

3_Carlos Espinosa de Los Monteros (1944)_Spanish nationality

Selection and Remuneration Committee, term 1998-2006
Current position: Chairman and CEO Mercedes Benz España S.A. and Daimler Crysler España Holding (since 1990).

Previous positions: Chairman IBERIA Airlines (1983-1985).

Non-executive board functions: Chairman Supervisory Board

- Gonzalez Byass S.A. - Member Supervisory Board Acciona S.A.
- Member Supervisory Board Inditex S.A. (ZARA)

4_Jan Peelen M. Sc. (1940)_Dutch nationality

Selection and Remuneration Committee, term 2000-2008
Previous positions: Member Executive Committee Unilever (1996-2000); several management positions within Unilever or subsidiary companies thereof (since 1966)

Non-executive board functions: Member Supervisory Board Buhrmann NV - Member Supervisory Board Albron BV - Member Supervisory Board Royal Friesland Foods NV

- Chairman Supervisory Board VVAA Group BV

Other functions: Member monitoring board Netherlands Genomics Initiative

5_Ross A. Webber Ph.D. (1934)_U.S. nationality

Audit Committee, term 1993-2006

Current position: Emeritus Professor Wharton School of University of Pennsylvania.

Previous positions: Vice President University of Pennsylvania (1981-1986), Chairman Management Department Wharton School (1991-1995)

6_Gerrit Ybema M.Sc. (1945)_Dutch nationality

Selection and Remuneration Committee, Integrity Committee, term 2003-2007

Previous positions: Several functions at the local authority and at provincial level. Member of Dutch Parliament (1989-1998).

Chairman of the standing committee of finance (1994). During the membership of Dutch Parliament also a member of several inquiry committees. State Secretary for Economic Affairs (1998-2002).

Other functions: Chairman Advisory Board for the market

- Chairman Monitoring Board Zorggroep Noorderbreedte -Chairman Consultative Organ Frisian Language and Culture - Chairman Fair Wear Foundation - Chairman Foundation Frisian Harbour days - Member Monitoring Board ROC Friese Poort

Supervisory Board

1_Harrie L.J. Noy M.Eng. (1951), chairman_Dutch nationality
Current position: Chairman of the Executive Board since 2000 Previous positions: worked for ARCADIS in various (management) positions throughout his career, most recently as a Member of the Executive Board

Non-executive board functions: Supervisory Board, Gas Transport Services BV

Other functions: Board Foundation Habiforum (Chairman) - Board Foundation PSIB - Advisory Board, the Euronext - Board VEUO (The Dutch Association of Listed Companies) - Board Dutch-German Chamber of Commerce - Board Foundation Management Studies (SMS) - Board VNO-NCW - Supervisory Board, College of Arnhem-Nijmegen - Supervisory Board

2_C. Michiel Jaski M.Sc.Hydrology (1959)_Dutch nationality
Current position: Member of the Executive Board since 2000 Previous positions: before joining ARCADIS, held positions at Shell and Philips

Non-executive board functions: Vice-chairman Foundation Delta (primary education) - Member Netherlands Committee IUCN (The World Conservation Union)

3_Wim G.M. Rupert M.Sc. (1945)_Dutch nationality

Director of Human Resources since 1994

4_Hans van Dord M.Eng. (1944)_Dutch nationality

Director of Business Development since 2000

5_Ben A. van der Klift RC, M.Eng. (1959)_Dutch nationality

Corporate Director of Finance since 2004

6_Anja M. van Bergen van Kruijsbergen (1961)_Dutch nationality

Company Secretary since 1996

7_Craig E. Eisen M.Sc. (1951)_U.S. nationality

Director of Mergers and Acquisitions since 2002

Executive Board	Staff Directors

Secretary

1_Steven B. Blake M.Sc. (1956)_U.S. nationality

CEO, ARCADIS G&M, 2003

2_Ludo Smans (1947)_Belgian nationality

Managing Director, ARCADIS Belgium, 1995

3_Erhard Robold Dipl.-Ing. (1956)_German nationality

CEO, ARCADIS Deutschland, 1998

4_Antonio Rocha (1941)_Brazilian nationality

CEO, ARCADIS Logos, 1999

5_Javier Hurtado (1955)_Chilean nationality

CEO, ARCADIS Geotecnica, 2004

6_Yann Leblais M.Eng. (1952)_French nationality

CEO, ARCADIS FCI, 2000

7_Kees T. Slingerland M.Eng. (1960)_Dutch nationality

Managing Director, ARCADIS Nederland, 2002

8_Douwe Kras M.Sc. (1948)_Dutch nationality

Managing Director, ARCADIS Nederland, 2004

Luis Villarroya M.Sc. (1953) - Spanish nationality

CEO, Grupo EP SA, 1999

Members of the Senior Management Committee

Remuneration Report

The Selection and Remuneration Committee of the ARCADIS NV Supervisory Board prepared this remuneration report. For more information on the membership of this committee and activities performed in 2004, please refer to the Report by the Supervisory Board.

Remuneration Supervisory Board

In 2004, the General Meeting of Shareholders changed the compensation for Supervisory Board members; additional compensation was granted for membership on board committees. Compensation for a Supervisory Board member is not dependent on Company results. Supervisory Board members are not eligible to receive (options on) ARCADIS shares, and possible purchase of ARCADIS shares by a Supervisory Board member is a long-term investment.

For an overview of remuneration in 2004 and share ownership, please refer to pages 93 and 103 in this annual report.

Remuneration Executive Board

The Supervisory Board determines compensation for members of the Executive Board based on recommendations by the Selection and Remuneration Committee. The policy aims at providing a competitive compensation package to attract, motivate and retain qualified management for a publicly listed, internationally active company, while considering ARCADIS’ size and unique characteristics. In fall 2004, an external consultant was retained to benchmark the remuneration package of the Executive Board in light of the demands imposed by the Dutch Corporate Governance Code. The proposed future remuneration package will be presented to the General Meeting of Shareholders for approval on May 11, 2005.

The compensation package for 2004 is structured so that both short- and long-term goals are maintained. It includes the following components, which are annually set by the Supervisory Board based on an advice from the Selection and Remuneration Committee:

Fixed salary No increases were granted in 2004.

Flexible salary The performance-based bonus is compensation based on the achievement of certain goals, which are set at the beginning of each year. The bonus can vary from 0% to 80% of the fixed salary (12 times the monthly salary), with 40% (the target bonus) indicating that goals were met. In 2003, the goals were:

•             Growth of net income per share, including acquisitions and excluding currency effect. This totaled minus 4% against the goal of 10%.

•             Return on capital invested, as averaged over the four quarters. This totaled 15.7%

in 2003 against the goal of 15%. This criterion was introduced to include the effect of acquisitions on management’s achievements.

•             The results of operating companies which reside in the portfolio of an Executive Board member.

In addition, Company performance is compared to that of peer group companies, and extenuating circumstances are taken into consideration. To date, the peer group comparison has been qualitative.

Consistent with the criteria listed above, the bonus in 2004, regarding the book year 2003, for the Chairman was based on 33% of the target bonus, and for the member responsible for the European activities 44% of the fixed salary.

Compensation and other fringe benefits Members of the Executive Board receive reimbursement for expenses, as well as other customary fringe benefits such as a company car.

Pensions The Dutch members of the Executive Board participate in the pension plan of the Dutch ARCADIS operating companies. As of January 1, 2004, this plan was changed to a defined contribution plan. The premium is based on the aim to have a pension, which under selective criteria, is comparable to average pay. The recommended retirement age is 63 years.

Options ARCADIS has an option plan for key staff. For more information about the 2001 Long Term Incentive Share Option Plan, please refer to page 100 of this annual report. The total number of options available is based on the previous book-year growth in earnings per share, expressed in increase of earnings per share. Individual performance of members of the Executive Board is considered when options are granted. Because the performance criteria were not met, no options were granted in 2004.

ARCADIS shares To date, ARCADIS NV shares are not used as compensation. A variable form of compensation, in part based on shares, is under consideration. Shares increase involvement with (the goals of) the Company and stimulate (assuming a lock-up period) the realization of long-term goals. In addition, members of the Executive Board participate in the ARCADIS NV 2002 Employee Share Purchase Plan, under which shares in ARCADIS NV can be bought to a maximum of € 400 per month from the Stichting Lovinklaan foundation at a discount.

For an overview of compensation for the Executive Board, please refer to page 93, and for an overview of share and option ownership, please refer to page 103 of this report.

On behalf of the Selection and Remuneration Committee

Rijnhard W.F. van Tets, Chairman

_Sustainability

Man and nature are inseparable. This dyad demands care and attention. Based on the thought that what you lose is gone forever, ARCADIS creates conditions in which things can blossom and flourish. Future with preservation. From old and new. For man and nature.

SUSTAINABILITY

THE CHALLENGE_The archipelago near the North Brazilian coast has a stirring history of invasion upon invasion. It served many purposes: from Portuguese, English and French operating bases, rest home for sick Dutch soldiers, satellite tracking center for the National Aeronautics and Space Administration (NASA), to the current exclusive destination for eco tourists. Vulnerable and extraordinarily beautiful. To be preserved. Forever.

THE APPROACH_Environment and tourism in peaceful coexistence. A balance that can only be realized through planning, consultation and the support of the local inhabitants. Drawing up an inventory of the biological, physical, socio-economical and institutional infrastructure as a basis for zoning, environmental programs and redevelopment. Aimed at the blossoming of the archipelago, both ecologically and economically.

THE RESULT_A sustainable paradise.

Corporate Governance

Introduction

The Executive Board and the Supervisory Board are committed to honoring the principles of integrity, accountability and transparency in their management of the company. ARCADIS’ understanding of Corporate Governance is based on applicable laws, including the Sarbanes-Oxley Act that became effective in the United States in July 2002, as well as legal precedents, the Dutch Corporate Governance Code (the Code), and the ARCADIS General Business Principles.

At the end of December 2004, the regulation became effective which validates the Dutch Corporate Governance Code (the Code) for stock exchange-listed companies. Based on this, Dutch stock exchange-listed companies are now required to report on their adherence to the principles and best practices of the code, which are directed to the Executive Board and the Supervisory Board, in their annual report. In the ARCADIS 2003 annual report, ARCADIS’ adherence to the different sections of the code was extensively described. This description explained the extent to which ARCADIS applies the principles and best practice provisions contained in the Code, as well as any departures and the reasons for the departures. An overview of actions related to the implementation of the Code was also provided. This report was discussed with the General Meeting of Shareholders on May 12, 2004 in accordance with the “apply or explain” principle. The General Meeting of Shareholders, after discussion, accepted ARCADIS’ application of the Code.

In July 2002, the Sarbanes-Oxley Act became effective in the United States. This Act applies to all companies listed on a United States stock exchange and contains detailed regulations regarding, among other things, corporate governance, the way in which financial reporting is produced and the independence of the external auditor. Based on the Sarbanes-Oxley Act, the NASDAQ issued additional regulations requiring compliance from companies listed on its exchange. As a result of its listing on the NASDAQ stock exchange, ARCADIS is subject to the regulations of the Sarbanes-Oxley Act, as well as those of the NASDAQ, in as much as these regulations are not contrary to Dutch national law.

The following text describes the Corporate Governance structure at ARCADIS, as well as the reasons and the extent to which ARCADIS departs from the principles and best practices provisions contained in the Code. The remaining principles and best practice provisions have been implemented, or actions are underway to implement these (if applicable). Many of the actions described in the 2003 annual report have been completed. Below is an overview of actions that are still in progress. For a more extensive description of corporate governance at ARCADIS, please refer to the ARCADIS website where a special section for corporate governance, rules and regulations is available (www.arcadis-global.com).

The corporate governance structure at ARCADIS and the departures from the Code as described below are based on current conditions and views within ARCADIS. Conditions may change – whether expected or not – which may lead to adjustments in the structure and in the way in which ARCADIS complies with the Code. Substantive changes will be put before the General Meeting of Shareholders for discussion.

Organizational Structure

ARCADIS NV is a Dutch naamloze vennootschap [public limited company] under Dutch law and, since the amendment of its Articles of Association in 2003, an international holding company according to Dutch regulations. This means there are no limitations on the influence of shareholders as there are under the statutory structure regime.  The management of the Company is the responsibility of the Executive Board, under the supervision of the Supervisory Board.

Executive Board The Executive Board is responsible for the management of the Company, which means among other things that it is responsible for the realization of the Company’s goals, strategy and policy and the ensuing development of profits. The Executive Board consists of one or more members who are appointed by the General Meeting of Shareholders from a list of nominations drawn up by the Supervisory Board. These nominations can be binding or non-binding.

If they are binding, the General Meeting may only

depart from them by a resolution passed by a majority of at least two-thirds of votes cast, representing more than half the issued capital. If the nominations are non-binding, the General Meeting decides by simple majority.

The Supervisory Board appoints a Chairman from among the members of the Executive Board and, in consultation with the Executive Board, allocates responsibilities.

An overview of the current composition of the Executive Board can be found on page 56 of this annual report. The current members of the Executive Board hold no Supervisory Board positions at other stock exchange-listed companies. No personal loans, guarantees or the like have been granted to members of the Executive Board. At the beginning of 2005, ARCADIS NV (as proposed by the Supervisory Board) provided the members of the Executive Board an indemnification for costs related to their position.

Supervisory Board The responsibility of the Supervisory Board is to supervise management policy and the day-to-day operation of the Company and its affiliates. It also advises the Executive Board. The Supervisory Board must be comprised of at least three members. It currently has six members who are appointed by the General Meeting of Shareholders in the same way as the members of the Executive Board except for the majority condition. If shareholders decide to depart from a binding nomination, they need a resolution passed by a majority of at least two-thirds of votes cast, representing more than one-third of the issued capital. The Supervisory Board members appoint a chairman from their own ranks. Supervisory Board members are appointed for a maximum of four years, after which they may or may not be reappointed. After the first term of office, Supervisory Board members are only eligible to serve two additional full terms, which means the maximum term of office is twelve years.

The Supervisory Board has created three internal committees: an Audit Committee, a Selection and Remuneration Committee and an Integrity Committee. These committees prepare the activities and decisions of the Supervisory Board. The tasks and procedures of the Audit Committee and Selection and Remuneration Committee are outlined in charters published on the website.

An overview of the current composition of the Supervisory Board can be found on page 55 of this annual report. All members of the Supervisory Board, except one, are independent for the purposes of the Code. According to the criteria of the Sarbanes-Oxley Act, all members of the Supervisory Board qualify as independent. None of the members of the Supervisory Board hold more than five supervisory board positions at Dutch stock exchange-listed companies (a chairmanship counts as two memberships). No personal loans, guarantees or the like have been granted to members of the Supervisory Board. At the beginning of 2005, ARCADIS NV provided the members of the Supervisory Board an indemnification for costs related to their position. The General Meeting of Shareholders approved this indemnification in May 2004.

General Meeting of Shareholders A General Meeting of Shareholders is held each year. Other shareholders’ meetings may be held at the request of the Executive Board or the Supervisory Board.  Shareholders who represent at least 10% of the Company’s issued capital may also convene a meeting. The party convening the meeting prepares the agenda for the meeting. Shareholders who represent at least 1% of the Company’s issued capital may submit proposals up to 60 days prior to the meeting. All shares carry voting rights pro rata to the nominal value of the shares. Resolutions are adopted by absolute majority of votes cast unless the law or Articles of Association prescribe a qualified majority.

ARCADIS advocates active shareholder participation at shareholders’ meetings. Shareholders who hold their shares through the NASDAQ have been able since 1993 to take part in the adoption of resolutions by means of “proxy solicitation.” The option of a “record date” has been incorporated into ARCADIS’ Articles of Association since 2002. As soon as an efficient and affordable system for electronic proxy voting becomes available in the Netherlands, we will again review this opportunity. For an overview of the main responsibilities of the General Meeting of Shareholders, as well as the Articles of Association of the Company, please refer to the website.

Capital and Shares

The Company has authorized a share capital of € 5,000,010, divided into 40 million ordinary shares,

10 million cumulative financing preference shares, 200 priority shares, and 50 million cumulative preferred (protective) shares, each with a nominal value of € 0.05.

Priority shares The 200 priority shares are held by the Stichting Prioriteit ARCADIS NV foundation (ARCADIS Priority Foundation). Important decisions regarding the Company’s development require prior approval from the holder of the priority shares. Important decisions include the issuance, acquisition or disposal of shares in the Company; amendments to the Articles of Association; dissolution or filing for bankruptcy; cooperative ventures of far-reaching significance and major divestments and acquisitions. The board of the Foundation has equal representation: 10 members from the Executive Board and Supervisory Board of the Company and 10 members appointed by, and from, the international employee base of ARCADIS. Decisions require a voting majority of 60%. Consequently, the Foundation is a touchstone for the level of support among employees for far-reaching decisions. For more information, please refer to page 94 of this annual report.

Cumulative Preferred Shares In the event of a unfriendly or hostile takeover attempt, these shares are intended to prevent major changes in the control of the Company without due consideration of the interests of the Company and all those involved with it. To this end, an option agreement has been signed with the Stichting Preferente Aandelen ARCADIS NV (ARCADIS Preferred Stock Foundation). For more information, please refer to page 95 of this annual report.

Cumulative Financing Preferred Shares Since 2002, the Articles of Association have provided for the issuance of shares of cumulative financing preferred stock. No issuance of cumulative financing preferred stock has taken place to date.

Financial Reporting and the External Auditor

Before being presented to the General Meeting of Shareholders for adoption, the Company’s annual financial statements as drawn up by the Executive Board must be examined by an external “certified public accountant.” The Audit Committee advises on the (re)appointment of the external auditor, and the General Meeting of Shareholders has the authority to appoint the auditor. Should the General Meeting choose not to use this authority, the auditor is appointed by the Supervisory Board. The external auditor’s assignment (including his remuneration) for the performance of audit activities is approved by the Supervisory Board on the recommendation of the Audit Committee.

Pursuant to the Sarbanes-Oxley Act, all the accounting firm’s services outside the audit of the annual financial statements are verified in advance by the Audit Committee to ensure the auditor’s objectivity and independence. In addition, the Sarbanes-Oxley Act stipulates certain services that may not be provided by the external auditor and requires companies to change their audit partner every five years. ARCADIS changed its partner in 2001 in consultation with KPMG.

The quarterly financial statements and quarterly reports are discussed with the Audit Committee in preparation for their consideration by the Supervisory Board. This is done prior to the publication of the quarterly results and in the presence of the external auditor. The external auditor attends the meeting of the Supervisory Board in which the annual financial statements and the half-year results are discussed.

Departures from the Code

The following sections describe ARCADIS’ departure from the Code.

•             The provision concerning the maximum four-year term of office (II.1.1) will not be observed for the two current members of the Executive Board as their contracts stipulate that they have been appointed for an indefinite period. This complies with the Commission Tabaksblat, which in the preamble to its Code indicates that existing contracts will be honored. When new members are appointed to the Executive Board, the four-year term limit will be applied.

•             The contracts of the incumbent directors do not provide for severance pay (II.2.7). Consequently, in the event of involuntary dismissal, compensation will be determined in light of applicable statutory regulations, the grounds for dismissal, the salary and the legal position of the person concerned as determined, inter alia, by length of service at the

Company. For new members of the Executive Board, a maximum will be established for severance pay.

•             ARCADIS does not have a separate remuneration committee and a selection and appointment committee (provision III.5), but combines both committees as the Selection and Remuneration Committee in keeping with the practice established in 1998. The current size of the Supervisory Board, the allocation of responsibilities among its members and the fact that the current committee is functioning satisfactorily justifies this departure. In line with the current practice, the Chairman of the Supervisory Board also chairs this committee. This proposed approach at ARCADIS is a departure from best practice provision III.5.11.

•             Only the General Meeting of Shareholders can cancel the binding nature of the appointment or dismissal of an Executive Board member or a Supervisory Board member with a qualified majority. When the Articles of Association were amended in June 2003 to abandon the statutory structure regime of the Company, this proportion of required votes was selected based on the percentage of shareholder’s interest in the Stichting Lovinklaan foundation. The amendment stated that nominations to the Executive Board would normally be binding, whereas nominations to the Supervisory Board would, under normal circumstances, be non-binding. The shareholders agreed to this procedure at their meeting in June 2003. This is a departure from best practice provision IV.1.1.

•             We believe that, in practice, the provision that all shareholders should be able to follow meetings of analysts, presentations to (institutional) investors and press conferences in real time by means of web casting, telephone lines or other means (provision IV.3.1) has limited added value for a company like ARCADIS. Analysts’ meetings and press conferences are published in advance through the website. The presentations given at these meetings are posted on the website.

Ongoing implementation actions

The following actions for the implementation of the Code are ongoing.

•             In May 2005, the General Meeting of Shareholders will be presented a number of amendments to the current ARCADIS 2001 option plan in an effort to bring this option plan in line with the Code.

•             The remuneration policy for the Executive Board will also be presented for approval to the General Meeting of Shareholders in May 2005 and subsequently published on the Company website.

•             A charter will be drafted for the Executive Board, which will also include the requirements regarding the relationship with the external auditor.

•             The Supervisory Board’s current regulations, as well as the profile, will be supplemented where necessary so that (with the exception of the aforementioned departures) they both comply with the Code.

Other aspects

Internal risk management and control systems In a separate section of this annual report, risks and risk management are discussed. That section also describes the way in which ARCADIS internaly manages risks. We have no grounds to believe that the current systems for risk management and control are not functioning adequately and effectively. Section 404 of the Sarbanes-Oxley Act stipulates that internal risk management and control systems for financial reporting must be certified by the external auditor in the Form 20F published for the 2006 financial year. So that we can comply with this, a project has been initiated for core processes to introduce a system with unidirectional procedures and related controls to manage the risks. The project is scheduled for completion at year-end 2005. We assume that this project will contribute to the improvement of our internal risk management and controls.

Sensitivity of results The risk and risk management section of this annual report describes the sensitivity of results related to external conditions and variables.

Transactions with possible conflicts of interest During the year under report, no transactions have transpired involving conflicts of interest on the part of Executive Board members or Supervisory Board members. At the end of 2003, the Stichting Lovinklaan foundation a subordinated loan of € 5 million to the ARCADIS Dutch Pension Fund Foundation.

_Contract Innovation

Liberalization and privatization. The government and the market. In search of new roles and responsibilities. Client and supplier unite in a shared goal and joint responsibility. New agreements. Sharing the risk. For years to come. That demands involvement and attention. Applications aimed at results. Guaranteed results. For prosperity and well-being. That’s on ARCADIS’ mind.

CONTRACT INNOVATION

THE CHALLENGE_It started as the largest indoor shopping mall between Chicago and Los Angeles. It ended up being one of the dirtiest. With vacancies greater than 50%, eventually one of the biggest loss makers. No way to deal with this ravaged American dream. Until...

THE APPROACH_Think different. Combine the best of the best. The demolition. The remediation. The search for financing. Redevelopment. Sale. But then backwards. Innovative? Yes. Impossible? No! Use the expected profit from the sale to finance the remediation. Recover lost ground for new uses. RECLAIM™! And take control.

THE RESULT_Lakewood, Colorado. The city that got a real center. Houses, shops, squares, parks, office buildings. A city center that lives, works and breathes. Just like it did 30 years ago. But now with 13,000 new jobs. And above all, clean and profitable.

Risks and Risk Management

Risk management is becoming an increasingly important part of our company procedures. The Sarbanes-Oxley Act requires certification of risk management and control systems by 2005 year end. Certification attests to the analysis of risks and the way in which these can be managed.

Risks can arise from contractual relationships with clients. Therefore, an overview of possible types of contracts follows. In addition, a summary of the risks associated with ARCADIS’ business activities is provided. Finally, the manner in which ARCADIS manages those risks is explained. Other risks may apply in addition to those mentioned. For more extensive information, please refer to the ARCADIS website.

Types of contracts

Generally, the contracts under which ARCADIS provides services to clients can be placed into the following categories. In practice, there are also combinations of these categories.

Fixed price contract provides for the payment of a negotiated fee that is fixed at the inception of the contract (also called a lump sum)

Cost-plus contracts provides for payment based on time spent against a stipulated rate and out-of-pocket expenses.

Cost-plus contracts with a cap includes a maximum project sum that cannot be exceeded (without previous agreement of the client). Work ceases when the cap is reached, unless a performance agreement has been negotiated.

Contracts with a building sum-related fee used when activities (design, calculations, etc.) are directly related to the completion of construction projects. The fee is determined by a percentage of the sum of the total construction costs.

Turnkey contracts fixed price contract that also includes the engineering and construction components of the work (design/build contract). The implementation risk is usually covered by a back-to-back contract with a contractor.

GRiP® contracts (Guaranteed Remediation Program): special type of turnkey contract used for the remediation of contaminated property; the risks of cost overruns are largely covered by an insurance policy.

Design, Build, Finance and Operate contracts (DBFO) turnkey contract for the provision of a total product including financing and (temporary) operation of the built product.

Framework contracts or Master Service Agreements service agreements negotiated for a specified period. In a framework contract, projects may sometimes be put out to bid to a number of providers.

Contracts with a success fee stipulates ARCADIS is eligible for an agreed-upon payment that is linked to achieving previously agreed-upon results, sometimes within a fixed period. In theory, this can occur in each type of contract described above.

Risks

ARCADIS’ risks can be separated into market, operational, financial and other risks. The information presented below is a summary; the Company website offers more extensive information.

Market risks

Cyclical downturn Risks: A negative effect on the investments of companies sometimes results in signed contracts being deferred or withdrawn. When government tax revenues decline, limited resources are available for public investment.

Political priorities Risks: Shifts in public spending can lead to cancellation or deferral of projects. Elections can lead to delays in the awarding of new contracts.

Legislation and regulations Risks: Changes in legislation and regulations and poor enforcement may lead to certain activities no longer being applicable.

Political instability Risks: Contract awards may cease or employee security can be an issue, resulting in the termination of contract work: situation more likely to occur in the donor-financed market.

Bidding behavior Risks: An increase in public bidding procedure with price as only differentiator. Increased scrutiny of procedures for project wins can result in delays in contract awards. Centralization and strengthening of the purchasing function in large companies may also lead to increased competition on price.

Consolidation/increase in proportion Risks: Through consolidation of companies, clients can disappear, and the purchasing power of customers can increase. The amalgamation of government entities results in fewer, but more powerful, administrative units that, in a number of cases, now conduct activities that formerly were put out to bid.

Operational risks

Liability Risks: Claims can result from errors in executing activities, not meeting agreed-upon schedules, exceeding budgets, omissions in quality guarantees, etc. To protect against these risks, ARCADIS has general and professional liability insurance policies. Because these policies sometimes cannot be renewed or replaced (with retroactive coverage), and because policies contain certain exclusions and have a maximum amount per claim, not all risks are covered.

Project losses Risks: Losses can result from inaccurate time and cost estimates, performance delays, absence of information that was assumed available, or other unforeseen circumstances.

Underutilization Risks: The inability to charge the usual rates/fees for employees i.e., insufficient work is available.

Partners, subcontractors Risks: ARCADIS is unable to find the right suppliers or the selected suppliers are unable to meet their obligations.

Work in progress and receivables Risks: The inability to invoice for activities or collect payment, resulting from discussions about performance, or clients being unable to meet their obligations.

Special projects Risks: In turnkey and DBFO contracts, ARCADIS takes on added responsibilities related to the completion of structures or their operation. When we cannot fulfill these responsibilities, financial risks result.

Information and communication technology systems Risks: Limitations in access to and/or malfunctioning of these systems can negatively affect operations and management.

Vacant property Risks: Offices leased under long-term contracts may become vacant in a downturn in activities.

Financial risks.

Seasonal effects Risks: ARCADIS’ results may fluctuate considerably because of seasonal variations. The number of operational days and the number of staff on leave vary per quarter. Weather conditions may affect construction implementation and production.

Acquisitions Risks: The inability to find the right candidates for acquisition; profit shortfalls in acquired companies; problems with integration of acquisitions due to unforeseen differences in culture; inability to retain key staff; incorrect balance sheet valuations not covered by guarantees.

Goodwill Risks: If the profitability of an acquired company no longer justifies the goodwill shown (paid at the time of acquisition) as an asset, it may be necessary to revalue the asset downward (impairment).

Exchange rate differences Risks: Costs and income are often in the same currency, limiting the effect of exchange rate differences on the Company. The currency risk in ARCADIS is mainly a transfer risk. This risk is not covered.

Interest rates Risks: An increase in interest rates and the resulting increase in interest charges may negatively affect opportunities for making acquisitions. An increase in interest rates can also affect ARCADIS indirectly as interest rates affect the investment decisions of companies and governments.

Development projects Risks: Development projects (i.e. DBFO) often entail investing in certain assets and/or capitalizing our development effort. If, in the end, the project is not developed or yields less profit than expected, it may be necessary to depreciate the development costs or other investments at an accelerated rate.

Percentage-of-completion Risks: ARCADIS takes the expected profit on projects pro rata on the progress of the project. Incorrectly estimating project progress can lead to an incorrect valuation of the work in progress that has to be corrected later.

Tax Risks: Taxes to be paid, as well as deductible costs, are calculated based on estimates. When the actual taxes are paid a few years later, (considerable) corrections may have to be made to the previous estimates.

Liquidity Risks: Fluctuations in working capital may lead to (temporarily) exceeding the limits of financing agreements with banks. Acquisitions may lead to considerable increases in borrowed capital, placing ARCADIS at risk of not satisfying the bank’s criteria.

Pensions Risks: Financial developments in the pension fund (a limited number of employees still fall under defined benefit pension plans) can have a great effect on the Company’s results. ARCADIS’ policy is to convert pension plans into a defined contribution system.

Options Risks: Exercising outstanding options can lead to a dilution of the profit per share.

Other risks

Employment market Risks: If for any reason the Company is unable to recruit or retain qualified people, this can negatively affect revenues and results. The departure of (experienced) employees to competitors or self-employment can be accompanied by the loss of clients and a loss of work.

Reputation Risks: As ARCADIS provides most of its activities under the ARCADIS brand; any damage to the Company’s reputation, i.e., resulting from errors, can have a far-reaching impact.

Integrity Risks: Employees working for ARCADIS are committed to abide by the Company’s code of conduct. Violation of these rules can have serious consequences for the Company’s reputation and can lead to ARCADIS being excluded from bidding procedures.

Risk Management

Risk management requires a healthy balance between entrepreneurship and recognizing and managing the risks that are associated with entrepreneurship. In this sense, risk management must be firmly established at all levels within the organization. Important elements of risk management are explained below. For more information, please refer to the Company’s website. Although risk management and control systems receive considerable attention, it cannot be excluded that the above-listed risks or other risks have a material impact on the Company.

Management and supervision

Important for good risk management are (adherence to) internal control systems and approval levels for submitting bids, entering into financing arrangements or long-term obligations such as rental agreements or leases, pledging securities and making investments and acquisitions. The responsibilities and authority of the management of an operating company are established in a management charter. The status of business results, as well as identified risks and their management and control, is discussed each quarter. In between, reports are filed on working capital and the cash position. Regular communication with the various operating companies’ managements occurs so that operational processes and the associated risks are understood. Yearly, the management of each operating company provides a Letter of Representation that is to be attached to the annual financial statement.

Through discussions about the quarterly results, the strategic plan, and the annual budget, the Supervisory Board monitors the Company’s progress and the management of its risks. The Audit Committee of the Supervisory Board monitors compliance with the financial regulations, the quality of the financial reports and the effectiveness of the internal control systems.

Portfolio policy and account management

Having a balanced portfolio, distributing activities by categories of client, market sectors and countries, can reduce vulnerability to market risks. The effectiveness of this portfolio policy has been demonstrated in recent years: despite a cyclical downturn with a sharp decline in the buildings and communications segments, ARCADIS has been able to maintain the total level of activity by growth in the infrastructure and the environmental segments. Account management has been introduced in many areas of the Company, which allows for an early response to anticipated changes in the set of contracts.

Information systems

Adequate information about company procedures is essential for risk management. ARCADIS’ financial reports are produced in accordance with guidelines that are established in the “Guide to the Consolidation Package.” This manual is regularly updated with the internal procedures and the accounting standards that apply in ARCADIS. Financial reports are filed quarterly. Most operating companies produce a profit and loss report monthly and a more frequent summary of order intake and billability to be able to react rapidly to developments.

Project management

Project management plays a central role in managing risk and applies to every phase of a project: from preparing the bid to delivering the product. The responsibility for risk management lies first with the project manager. In the bidding phase, there are approval requirements dependent on the scope and/or the risk profile of the project. The progress of a project is assessed regularly; this assessment is conducted by the project manager and at least one other expert or manager. Many operating companies have quality systems that include specific procedures for risk management.

Human Resources Management

Education and training. Because project managers, in particular, play a key role in risk management, specialized educational and training programs have been implemented. In addition, greater emphasis has been placed on increasing the expert knowledge of specialists and other employees.

Flexibility. To be able to respond rapidly to changing markets, flexibility in staffing is essential. Depending on the statutory regulations regarding the employment market, various standards and instruments are used to be able to respond to changes in the contract portfolio.

Effects of the introduction of the IFRS

Beginning in 2005, the new accounting rules under the International Financial Reporting Standards (IFRS) go into effect. Below are the summary effects the introduction of the IFRS will have on ARCADIS’ balance sheet and statement of income.

Deferred compensation

IFRS’ introduction can lead to material effects in the Netherlands and Germany because of existing pension plans. Under IFRS (IAS 19), pension liabilities almost always qualify as “defined benefit” (DB) plans, which means that fluctuations in the assumed and realized investment returns of the independent pension fund run through the Company’s balance sheet and statement of income. This can lead to large and uncontrollable volatility in the development of Company results.

Therefore, ARCADIS reviewed the existing pension plan for the majority of employees in the Netherlands as held by the independent pension fund foundation (Stichting Pensioenfonds ARCADIS Nederland). In close cooperation with the unions, a new defined contribution plan was agreed upon during 2004, which became effective retroactively on January 1, 2004. In addition to the premium contributed by ARCADIS, there are no other effects on the statement of income or balance sheet of ARCADIS. The risk of a possible deficit in the pension fund fully resides with the insured parties. This new pension plan still has to be approved by the pension and tax authorities. Parties involved have agreed that if changes are needed, these will not affect the “defined contribution” character of the pension plan.

For the staff of PRC, acquired in 2003, the pension plan in effect is a defined benefit plan. Pension liabilities for these employees are calculated as of January 1, 2005 in line with the IFRS and, subsequently after the deduction of corporate taxes, charged to shareholders’ equity. Neither ARCADIS nor PRC are liable for possible deficits in the independent Bouwcentrum Pensioenfonds because the fund has been reinsured. Beginning in 2005, changes will be charged to the statement of income. For some employees of ARCADIS in Germany, a pension plan exists that qualifies under IAS 19 as a defined benefit plan. For these employees, an amount may also be charged to shareholders’ equity as of January 1, 2005.

For future jubilee payments, a provision will be charged to shareholders’ equity as of January 1, 2005.

Goodwill

Under IFRS (IFRS 3), the recognition of goodwill has changed. Goodwill is the difference between the purchase price paid at the time of acquisition and the equity at fair value of the acquired entity. The amounts paid for identifiable intangible fixed assets of the acquired entity must be capitalized separately and amortized over the economic life of the asset. The remaining difference is capitalized as goodwill, and this amount is not amortized but subject to an impairment test at least once a year to determine if the capitalized amount is justified.

The goodwill ARCADIS paid on past acquisitions was amortized until December 31, 2004. The remaining amount will annually – or more often if needed – be subject to an impairment test.

Work in progress

Under IFRS (IAS 11), the capitalization of cost is prescribed more specifically. As of January 1, 2005, this led to two revaluations of work in progress. The first change involves a decline in the value of work in progress: costs incurred in the proposal phase of projects can no longer be capitalized. Because projects are valued by the percentage-of-completion method, a reduction in project costs leads to an increase in project results. A temporary difference will occur, which taking into account corporate taxes, will be charged to equity as of January 1, 2005.

The second change involves the costs charged to projects. It is no longer allowable to include a charge for general overhead costs in the price or the multiplier. This change only has consequences for money-losing projects.

Cost of options

The issuance of options, to date, has had no effect on the statement of income. As of January 1, 2005, option cost will be charged to the statement of income.

Effects on the balance sheet as of January 1, 2005 and comparable statement of income 2004

Provisional calculations show that ARCADIS, as of January 1, 2005 and under the IFRS, will charge between € 10 million and € 15 million (after taxes) to shareholders’ equity as a result of existing pension plans, the jubilee provision and corrections in work in progress.

If the IFRS rules are applied to the 2004 statement of income, this would result in an increase of net income of € 0.8 million after taxes as a result of a positive change in the IFRS pension provision in 2004.

_Mobility

From one place to the next. Easy. Quick. Free. Imagine where you can go. Challenging the status quo. It can be done. New thoughts on the beaten track. ARCADIS gives life to ideas. Gets mobility going. To go where we want. Whatever way we can.

MOBILITY

THE CHALLENGE_The high winds blow the scorching heat in summer of ‘93 in the Tarn Valley. The mission: design a bridge that can resist the elements. Slim as well as stable. Built on a foundation of rock and marl. Reliable for a century. A 2.5-kilometer wide valley. Hundreds of meters high. Far below, a thread of copper. The Tarn River. An amazing project. And an idea sets in.

THE APPROACH_Seven pillars. Sound pillars. A cable-stayed bridge, the road supported by pillars. A suspended structure is too unstable at a height of 240 meters. Especially when the span is over 2.5 kilometers long. A combination of concrete and steel. Strong and flexible.

Resisting wind speeds of over 200 kilometres an hour and large temperature fluctuations. But also, beautiful!

THE RESULT_A monument of the future. Opening up the third highway through France. Shortening travel time to the south by approximately 2 hours. From Clermond-Ferrand to Beziers. A journey through an amazing landscape. A tourist road. Fast. Comfortable. With a spectacular ‘flight’ over the Tarn Valley. The highway takes a turn and then. The viaduct!

Financial Statements 2004

Consolidated balance sheet at December 31

Assets 2004	2004 in US$	2004	2003
Fixed assets
Intangible fixed assets (1)	72,321	53,095	41,391
Tangible fixed assets (2)	57,655	42,328	44,872
Financial fixed assets (3)	18,640	13,685	12,391
Total fixed assets	148,616	109,108	98,654
Current assets
Inventories (4)	37,751	27,715	15,208
Receivables (5)	279,807	205,423	202,134
Cash and cash equivalents (6)	65,679	48,219	31,258
Total current assets	383,237	281,357	248,600
Total	531,853	390,465	347,254

Equity and liabilities	2004 in US$	2004	2003
Shareholders’ equity
Share capital	1,403	1,030	1,022
Additional paid-in capital	51,275	37,644	35,985
Reserve exchange rate differences	(23,622)	(17,342)	(13,709)
Other reserves	144,195	104,198	91,872
Net profit financial year	25,164	20,139	21,368
Total shareholders’ equity (7)	198,415	145,669	136,538
Minority interest (8)	12,225	8,975	7,557
Total Group equity	210,640	154,644	144,095
Provisions (9)	27,344	20,075	19,968
Long-term debt (10)	16,351	12,004	29,724
Current liabilities (11)	277,518	203,742	153,467
Total	531,853	390,465	347,254

*Exchange rate balance sheet data US$ 1.00 = € 0.73416 (December 31, 2004).

Amounts in thousands of euros unless otherwise stated

Consolidated statement of income

	2004 in US$	2004	2003
Net sales	1,121,914	900,930	848,457
Change in work in progress	(975)	(149)	(7,814)
Gross revenue	1,120,939	900,781	840,643
Materials, services of third parties and subcontractors	(334,479)	(268,244)	(245,221)
Net revenue	786,460	632,537	595,422
Operational cost	(722,971)	(581,675)	(543,285)
Depreciation	(19,449)	(15,648)	(16,118)
Amortization goodwill and identifiable intangible assets	(3,197)	(2,558)	(1,157)
Operating income	40,843	32,656	34,862
Financing items net	(4,307)	(3,464)	(2,842)
Income from operations before taxes	36,536	29,192	32,020
Taxes	(12,029)	(9,593)	(11,691)
Income of consolidated companies from operations after taxes	24,507	19,599	20,329
Income of non-consolidated companies and long-term investments	3,027	2,448	2,583
Group income from operations after taxes	27,534	22,047	22,912
Minority interest	(2,370)	(1,908)	(1,544)
Net income	25,164	20,139	21,368

*Exchange rate income data US$ 1.00 = € 0.80041 (1st quarter), € 0.83001 (2nd quarter), € 0.81820 (3rd quarter) and € 0.73416 (4th quarter).

Net income from operations	2004 in US$	2004	2003
Net income	25,164	20,139	21,368
Amortization goodwill and identifiable intangible assets	3,197	2,558	1,157
Net income from operations	28,361	22,697	22,525

Net income from operations per share (in euros)
Basic	1.41	1.13	1.13
Diluted	1.39	1.11	1.12

Net income per share (in euros)
Basic	1.25	1.00	1.07
Diluted	1.23	0.99	1.06

Weighted average number of shares used to compute income per share:
Basic		20,140,195	20,005,214
Diluted		20,417,230	20,069,107

Amounts in thousands of euros unless otherwise stated

Consolidated cash flow statement

Cash flow from operating activities	2004 in US$	2004	2003
Net income	25,164	20,139	21,368
Depreciation and amortization	22,646	18,206	17,275

Cash flow	47,810	38,345	38,643
Minority interest	2,370	1,908	1,544
Non-consolidated companies	(475)	(349)	(1,179)
Sale of activities, net of cost	(5,435)	(3,990)	—
Changes in inventories (12)	(11,893)	(8,731)	7,035
Changes in receivables (12)	(4,205)	(3,087)	12,439
Changes in provisions (12)	2,675	1,964	6,308
Changes in current liabilities (12)	25,490	18,714	(5,664)

Net cash provided by operating activities	56,337	44,774	59,126

Cash flow from investing activities	2004 in US$	2004	2003
Investments in (in)tangible fixed assets	(16,116)	(12,470)	(18,238)
Divestments of (in)tangible fixed assets	102	713	1,449
Investments in consolidated companies	(20,103)	(14,759)	(41,768)
Divestments of consolidated companies	10,905	8,006	549
Investments in non-consolidated companies and other financial fixed assets	(3,860)	(2,526)	(4,313)
Divestments of non-consolidated companies and other financial fixed assets	2,200	1,308	1,921

Net cash used in investing activities	(26,872)	(19,728)	(60,400)

Cash flow from financing activities	2004 in US$	2004	2003
Issued shares (13)	2,352	1,727	1,214
Exercising of options	959	704	—
Purchase own shares	(215)	(158)	(917)
New long-term debt (12)	4,111	3,018	7,722
Repayment of long-term debt (12)	(5,495)	(4,034)	(5,457)
Changes in short-term borrowings	3,062	2,248	(10,746)
Dividends paid (14)	(13,900)	(10,204)	(9,754)

Net cash used in financing activities	(9,126)	(6,699)	(17,938)
Exchange rate differences	(1,885)	(1,386)	(2,778)
Translation differences of income items	4,650

Total exchange rate differences	2,765	(1,386)	(2,778)

Total increase / (decrease)	23,104	16,961	(21,990)
Cash at beginning of year	39,479	31,258	53,248
Conversion difference January 1 amount	3,096

Cash at end of year	65,679	48,219	31,258

Amounts in thousands of euros unless otherwise stated

Valuation principles

Consolidation

The financial statements include the accounts of ARCADIS NV and its group companies. Group companies are companies over which ARCADIS NV directly and/or indirectly has control. 100% of the operations of group companies are included with the minority interest in group equity and group income shown separately. The exceptions to this rule are the financial statements of the 50% interests in ARCADIS Aqumen Facility Management B.V. and in Grupo EP S.A., which are consolidated proportionately.

Conversion of foreign currencies

For balance sheet accounts, amounts in foreign currencies are converted into euros at rates of exchange on the respective balance sheet dates. For statement of income data, amounts in foreign currencies are converted into euros at the average quarterly exchange rates over the respective reported period. Exchange rate differences are included in income, except those arising from the conversion of equity of subsidiaries outside the euro countries, which are directly added to or deducted from equity.

Principles of valuation of assets and liabilities

Goodwill Goodwill, calculated as the difference between the purchase price of the acquisition and the equity at fair value of the acquiree, paid in the years up to and including 2000 was charged directly to equity. From 2001, goodwill paid for new acquisitions is capitalized and amortized, based on its estimated economic life. From 2005, goodwill (after deduction of identifiable intangible assets) will no longer be amortized but is subject to an impairment test at least once a year.

Software Software is valued at historical cost. Annual linear depreciation is 20% to 33%, unless software becomes obsolete, in which case the entire book value is written off.

Tangible fixed assets Real estate is valued at historical cost. The level of annual linear depreciation of buildings is determined by the estimated economic life and amounts in general to 3% of the book value at the beginning of the year. Land and rural properties are not depreciated.

Furniture and fixtures are valued at historical cost. Historical cost is reduced by annual depreciation, based on the estimated economic life. For furniture and fixtures, annual depreciation is 12% to 33% of historical cost.

Financial fixed assets Non-consolidated companies in which ARCADIS has significant influence are valued at net equity value. Non-consolidated companies in which ARCADIS does not have significant influence and long-term receivables are valued at purchase price. If necessary, a deduction is made for permanent devaluation.

Inventories Goods for resale, raw materials, and supplies are valued at the lower of cost or market value on balance sheet date.

Work in progress is valued at full cost price of the work performed per project, less advances, and increased by the related share of expected profit on the project, calculated according to the percentage-of-completion method, in which the actual full costs are calculated as a percentage of the expected costs up to the end of the project. Included in this cost price is a systematically determined surcharge for indirect costs. When valuing work in progress, provisions are made for expected losses on current projects, which are calculated up to the completion of the project. Furthermore, projects for which no confirmation of order has been received are valued at zero.

Receivables Outstanding amounts due from customers for deliveries and work performed have been included under “Receivables” and are valued at nominal value, less provisions for doubtful debts or for debts that are outstanding for longer periods than is generally accepted in the respective countries.

Provisions Provisions are calculated at nominal value, except for provisions for pensions and similar obligations, which in principle are based on actuarial calculations.

Provisions for deferred taxes are based on the timing differences between book value and value for tax purposes of assets and liabilities at current rates.

Others Other assets and liabilities are stated at nominal value.

Method of determination of income

Gross revenue Net sales are the total amounts charged to customers, less sales-related taxes. To provide a correct presentation of the Company’s activities, net sales are adjusted for changes in work in progress. The change in work in progress includes the results of the current projects.

Profits on projects are recorded according to the percentage-of-completion method. Losses, calculated up to the completion of the project, are recorded as soon as the loss situation is known. The balances of the projects on which no confirmation of order has been received are charged to income.

Materials, services of third parties, and subcontractors This amount represents all project-related costs of materials and services charged by third parties including the costs of subcontractors.

Operational cost All costs in relation to employees, as well as non-project-related out-of-pocket expenses, are taken into account as operational cost in the year to which these items relate.

Depreciation Depreciation of buildings is calculated on the basis of the book value at the beginning of the year. For software, furniture and fixtures, the level of depreciation is determined by the estimated economic life, and the historical cost is taken as the basis.

Identifiable intangible assets and Goodwill Identifiable intangible assets are linear amortized over the estimated economic life. Up to December 31, 2004, goodwill is linear amortized over the estimated economic life of the acquisitions and, in principle, is set at 20 years.

Taxes Income taxes comprise both current and deferred taxes. No taxes are charged to profits to the extent that they can be offset against losses in prior years. Taxes are deducted from losses to the extent that they can definitely be offset.

Income from non-consolidated companies The proportionate share in earnings from non-consolidated participations is accounted for in the year these earnings are booked by those participations. For non-consolidated companies in which ARCADIS does not have significant influence, annual dividends received are included in income.

Other Non-project-related costs, financing income/expenses, and extraordinary items are accounted for in the year to which these items relate.

Earnings per share

Basic earnings per share are computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed using the weighted average number of ordinary shares and options outstanding during the period, as far as the exercise price of these options is lower than the share price.

Principles of drawing up the Cash Flow Statement

The consolidated cash flow statement compares the balance sheet at January 1 with that at December 31. Changes in the balance sheet items caused by new consolidations, deconsolidations, and changes because of conversion of foreign currencies are eliminated. Investments in and divestments of consolidated companies are presented net of cash.

Notes to the consolidated financial statements

General

The Company’s statement of income has been condensed in accordance with article 402 Book 2 of the Dutch Civil Code.

All amounts shown in the financial statements are in thousands of euros unless otherwise indicated. The results of companies acquired in 2004 have been incorporated in the financial statements from the date of acquisition. The results of companies sold in 2004 have been incorporated in the financial statements until the date of sale.

Group companies

In accordance with articles 379, 392 and 414, Book 2 of the Dutch Civil Code, the list of subsidiaries is filed with the Chamber of Commerce in Arnhem.

Consolidated interests

The main consolidated companies are listed below, stating the country in which they are domiciled, if outside The Netherlands.

ARCADIS Nederland BV, (100%) Arnhem

ARCADIS Aqumen Facility Management BV, (50%)

Arnhem

PRC BV, (100%) Bodegraven

ARCADIS G&M, Inc., (100%) Denver, Colorado, USA

ARCADIS Geotecnica Consultores SA, (100%)

Santiago, Chile

ARCADIS Logos Engenharia SA, (50% + 1 share)

São Paulo, Brazil

ARCADIS Belgium NV, (100%) Deurne, Belgium

ARCADIS Deutschland GmbH, (100%) Darmstadt,

Germany

ARCADIS FCI SAS, (100%) Paris, France

ARCADIS Geragthy & Miller International Ltd., (100%),

Newmarket, United Kingdom

Grupo EP Ingenieria y Servicios Integrales SA, (50%)

Madrid, Spain

ARCADIS Euroconsult BV, (100%) Arnhem

Changes in consolidated interests

In 2004, among others, the following interests were acquired and consolidated for the first time:

• Terence E. Dudley & Associates, (100%) Leeds, United Kingdom July 2004

• Profil Sp. z o.o., (100%) Warsaw, Poland October 2004

• Bessent, Hammack & Ruckman, Inc., (100%) Jacksonville, Florida, USA November 2004

• Stedebouwkundig Adviesbureau Witpaard-Partners, (100%) Zwolle November 2004

• Diversity Partners, Inc., (100%) Columbia, Maryland, USA December 2004

During the financial year, the following interests have been sold:

KAFI BV, Arnhem

Mandaat BV, Druten

Involon BV, Druten

Notes to the consolidated balance sheet

1_Intangible fixed assets

	Goodwill	Identifiable intangibles	Software	Total
Balance at January 1, 2004
Purchase price	39,595	—	15,915	55,510
Accumulated depreciation	1,412	—	12,707	14,119
Book value	38,183	—	3,208	41,391
Changes as a result of
Investments	13,290	2,451	1,817	17,558
(De)consolidations	—	—	47	47
Divestments	—	—	(104)	(104)
Depreciation	(2,307)	(251)	(2,188)	(4,746)
Exchange rate differences	(1,047)	—	(3)	(1,050)
	9,936	2,200	(431)	11,705
Balance at December 31, 2004
Purchase price	51,838	2,451	18,021	72,310
Accumulated depreciation	3,719	251	15,245	19,215
Book value	48,119	2,200	2,776	53,095

2_Tangible fixed assets

	Land and Buildings	Furniture and Fixtures	Rural Properties*	Total
Balance at January 1, 2004
Purchase price	17,338	113,860	40	131,238
Accumulated depreciation	5,177	81,180	9	86,366
Book value	12,161	32,680	31	44,872
Changes as a result of
Investments	1,351	9,302	—	10,653
(De)consolidations	—	1,031	9	1,040
Divestments	—	(609)	—	(609)
Depreciation	(1,049)	(12,411)	—	(13,460)
Exchange rate differences	50	(218)	—	(168)
	352	(2,905)	9	(2,544)
Balance at December 31, 2004
Purchase price	19,129	114,976	40	134,145
Accumulated depreciation	6,616	85,201	—	91,817
Book value	12,513	29,775	40	42,328

* Property not required for business operations.

At December 31, 2004, the book value of tangible fixed assets, financed by financial lease, was € 1,753 (2003: € 1,799).

Amounts in thousands of euros unless otherwise stated

3_Financial fixed assets

Non-consolidated companies	2004	2003
Balance at January 1	5,281	2,940
Changes as a result of
Equity share in income	2,448	2,583
Investment	510	1,469
(De)consolidations	16	167
Divestment	(150)	(473)
Received dividends	(2,099)	(1,403)
Reclassification	(136)	280
Other changes and exchange rate differences	368	(282)
	957	2,341
Balance at December 31	6,238	5,281

Receivables from non-consolidated companies	2004	2003
Balance at January 1	1,051	1,440
Changes as a result of
New receivables	600	812
Amortization loans	(700)	—
(De)consolidations	—	76
Received	(407)	(864)
Reclassification	—	(280)
Other changes and exchange rate differences	(88)	(133)
	(595)	(389)
Balance at December 31	456	1,051

Other receivables	2004	2003
Balance at January 1	6,059	5,187
Changes as a result of
Consolidations	34	15
New receivables	1,416	1,916
Received	(751)	(586)
Reclassification	136	—
Other changes and exchange rate differences	97	(473)
	932	872
Balance at December 31	6,991	6,059
Total financial fixed assets	13,685	12,391

Amounts in thousands of euros unless otherwise stated

4_Inventories

	2004	2003
Goods for resale	126	136
Raw materials and supplies	342	64
Work in progress	27,247	15,008
	27,715	15,208

	2004	2003
Work in progress
Billings lower than costs + results	67,520	55,051
Billings exceeding costs + results	40,273	40,043
	27,247	15,008
Amount of advances received	13,543	12,492
Amount of retentions	2,801	2,547

The sum of work being performed, valued at cost, and the proportional part of the expected profits of the related projects, less provisions regarded as necessary, as described before, amounts to approximately € 584 million (2003: approximately € 661 million).

Advances amount to approximately € 556 million (2003: approximately € 646 million).

5_Receivables (Includes items maturing within one year)

	2004	2003
Trade receivables	181,157	183,794
Receivables from non-consolidated companies	3,650	3,019
Other receivables and prepaid expenses	20,616	15,321
	205,423	202,134

6_Cash and cash equivalents

	2004	2003
Money on deposit	1,037	580
Bank and cash	47,182	30,678
	48,219	31,258

At the end of 2004, an amount of € 0.6 million was not freely available.

7_Shareholders’ equity

For more detailed information about composition and changes in the shareholders’ equity of ARCADIS NV, we refer to the notes to the Company balance sheet.

Amounts in thousands of euros unless otherwise stated

8_Minority interest

	2004	2003
Balance at January 1	7,557	7,135
Changes as a result of
Share in net income	1,908	1,544
Acquisitions	—	279
Expansion ownership	(217)	(1,285)
Capital increase	59	288
Paid dividend	(557)	(157)
Exchange rate differences	186	(250)
Other changes	39	3
	1,418	422
Balance at December 31	8,975	7,557

9_Provisions

	Deferred taxes	Pension obligations	Restructuring	Others	Total
Balance at January 1, 2004	10,565	3,317	3,999	2,087	19,968
Change as a result of
(De)consolidations	327	—	(1,079)	—	(752)
Additions	46	1,902	9,451	1,204	12,603
Deductions	(2,725)	(205)	(7,911)	(235)	(11,076)
Exchange rate differences	(504)	(164)	—	—	(668)
Balance at December 31, 2004	7,709	4,850	4,460	3,056	20,075

The provision for deferred taxes is almost completely based on the fact that projects are valued according to the percentage-of-completion method. Therefore, the terms vary per project, but in total, the amount of the provision is long-term. The provisions for pension obligations are taken by foreign group companies based on local labor conditions. The provision for reorganizations and restructuring will mostly be used during 2005. The other provisions consist largely of a provision for litigation and are primarily of a long-term nature.

Amounts in thousands of euros unless otherwise stated

10_Long-term debt

	2004	2003
Bank loans (interest rates between 2.7% and 6.6%)	29,655	29,120
Financial lease contracts (interest rates between 2.0% and 7.2%)	2,048	2,178
Other long-term debt (interest rates between 0% and 16.8%)	968	1,376
Subtotal	32,671	32,674
Current portion	20,667	2,950
	12,004	29,724

Aggregate maturities of long-term debt are as follows:

2006	6,820
2007	2,935
2008	971
2009	326
After 2009	952
12,004

The weighted average interest rate for 2004 and 2003 on interest-bearing debt was 4.7% and 6.0%, respectively.

11_Current liabilities

	2004	2003
Current portion of long-term debt	20,667	2,950
Bank overdrafts	9,772	5,992
Suppliers	76,647	62,003
Corporate taxes	9,873	5,456
Other taxes and social security contributions	28,345	23,054
Other liabilities and accrued expenses	58,438	54,012
	203,742	153,467

The total short-term credit facilities amount to approximately € 172 million. For a portion of the available credit facilities, current receivables and other assets have been pledged.

Amounts in thousands of euros unless otherwise stated

Commitments and contingent liabilities

Banks have issued guarantees up to the amount of € 37.7 million (2003: € 41.0 million). Commitments on account of rent and operational lease contracts amount to € 121.6 million (2003: € 124.9 million), of which € 29.6 million matures in 2005. This includes an amount of € 9.7 million for lease contracts for cars. The duration of the rent and lease contracts is 3.4 years. The amount of € 20.1 million has a maturity date of more than 5 years.

Litigation

ARCADIS NV and its group companies are from time to time involved in litigation issues, all of which are contested. Also based on legal advice, management believes that the outcome of pending cases will not have a material effect on the consolidated financial condition of ARCADIS NV but could be material to the Company’s operational results in any one accounting period.

Guarantees

As a partner in a number of limited liability companies, ARCADIS is liable for the contractual obligations these companies enter into. The risk pertaining to these obligations amounted to € 0.4 million (2003: € 0.5 million).

Financial instruments

There is only a limited risk that net cash flow, denominated in the currencies in which the operating companies perform their purchasing and selling activities, will be negatively influenced by exchange rate changes. As in 2003, at the end of 2004, no financial instruments have been used to cover these currency risks.

No financial instruments are used to cover the risk associated with the conversion into euros of equity and income from foreign operations and non-consolidated companies outside the euro-zone.

In principle, ARCADIS manages interest rate risks by financing fixed assets and part of current assets with shareholders’ equity, provisions and long-term debt. The remainder of current assets is financed with short-term debt including revolving bank credits with variable interest rates. Based on the ARCADIS interest risk profile, no financial instruments were used during 2004 (as well as in 2003) to cover the risk.

In view of the short-term turnaround times involved, the book value of the fixed and current assets and of the current liabilities approximate fair value. The fair value of ARCADIS’ long-term debt does not materially differ from the carrying value.

Notes to the consolidated statement of income

Comprehensive income statement	2004	2003
Net income	20,139	21,368
Foreign currency translation	(3,633)	(9,944)
Others	59	—
	(3,574)	(9,944)
Comprehensive income	16,565	11,424

Segment information

Presented below is the geographical segmentation which coincides with the Company’s reporting structure. There is almost no differentiation in the type of services provided by the various group companies.

	The Netherlands		Europe		North and South America		Other regions		Eliminations		Consolidated

	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Gross revenue	301.3	296.2	254.4	225.9	298.5	271.1	46.7	47.4			900.8	840.6
Revenue between regions	3.3	1.6	1.2	1.1	0.0	0.3	0.1	0.1	(4.7)	(3.1)	—	—
Total revenue regions	304.6	297.8	255.6	227.0	298.5	271.4	46.8	47.5	(4.7)	(3.1)	900.8	840.6
Materials, services of third parties and subcontractors	83.2	75.2	70.8	66.2	95.3	83.7	23.6	23.1	(4.7)	(3.1)	268.2	245.2
Net revenue	221.3	222.6	184.8	160.7	203.3	187.7	23.1	24.4			632.5	595.4
Operating costs regions	207.7	203.2	167.8	145.5	184.3	171.4	22.0	23.3			581.7	543.3
Depreciation regions	6.9	7.3	4.3	3.9	4.0	4.4	0.4	0.5			15.6	16.1
EBITA	6.8	12.1	12.7	11.3	15.0	11.9	0.7	0.7			35.2	36.0
Amortization goodwill and identifiable intangible assets	1.1	0.3	0.8	0.5	0.7	0.3					2.6	1.2
Operating income(1)	5.7	11.7	11.9	10.9	14.3	11.6	0.7	0.7			32.6	34.9
Financing items net											(3.4)	(2.8)
Income of non-consolidated companies	0.5	0.8	0.0	0.1	2.0	1.8	(0.1)	(0.1)			2.4	2.6
Taxes											(9.6)	(11.7)
Group income from operations after taxes											22.0	22.9
Minority interest											(1.9)	(1.5)
Net income excluding extraordinaries											20.1	21.4
Net income from operations											22.7	22.5
Total assets	232.2	211.5	162.4	122.0	120.9	101.0	13.7	16.2	(138.6)	(103.4)	390.5	347.3
Total financial fixed assets	(6.0)	(4.7)	9.5	8.1	10.0	9.0	0.1	0.1			13.7	12.4
Total liabilities	86.2	76.6	163.5	129.4	64.5	53.3	8.3	10.4	(86.7)	(66.6)	235.8	203.2
Total investments	3.1	9.1	4.4	5.1	4.2	3.9	0.2	0.1			11.8	18.2
Total number of employees	2346	2774	4000	3446	2974	2770	318	287			9638	9277

(1) adjusted for comparison purposes

Amounts in thousands of euros unless otherwise stated

Operating costs	2004	2003
Salaries and wages	325,501	311,839
Social charges	51,152	47,617
Pension and early retirement charges	17,508	17,448
Other personnel costs including temporary labor	55,280	51,865
Total personnel cost	449,441	428,769
Occupancy expenses	42,919	33,282
Travel expenses	29,615	30,698
Office expenses	19,659	23,363
Other operating costs	40,041	27,173
	581,675	543,285

The average number of employees in 2004 was 9419 (2003: 8827). The headcount includes the total number of employees of the proportionately consolidated companies ARCADIS Aqumen Facility Management B.V. (134) and Grupo EP S.A. (1730).

Pension plan ARCADIS in the Netherlands

In 2004, ARCADIS reached an agreement with the labor unions on the pension plan of ARCADIS in the Netherlands (approximately 1900 employees excluding the approximately 300 PRC employees). The new plan is a defined contribution scheme, and the targeted retirement age is set at 63 years. The new plan became effective retroactively as of January 1, 2004.

Financial income and expenses	2004	2003
Interest and similar income	1,603	2,679
Interest and similar expenses	(5,067)	(5,521)
	(3,464)	(2,842)

Income taxes

ARCADIS NV and its wholly owned Dutch group companies constitute a single fiscal unit for income taxes. The weighted average tax rate on the income from operations was 30.3% (2003: 33.8%).

	2004			2003
Explanation of effective tax rate	Gross amount	Taxes	In %	Gross amount	Taxes	In %
Income from operations	29,192	9,593	32.9%	32,020	11,691	36.5%
Income from non-consolidated companies	2,448	—	—	2,583		—
Total	31,640	9,593	30.3%	34,603	11,691	33.8%

Nominal tax rate in the Netherlands			34.5%			34.5%
Foreign tax rate differences			0.7%			1.5%
New loss carry forwards			0.2%			0.9%
Settlements			(1.0)%			(2.0)%
Amortization goodwill			2.8%			1.2%
Income from non-consolidated companies			(2.7)%			(2.6)%
Non-taxable profits			(4.7)%			(0.7)%
Non-deductible expenses			0.5%			1.0%
Effective tax rate			30.3%			33.8%

Notes to the consolidated cash flow statement

12_Operational cash flow

	Inventories	Receivables	Provisions	Long-term debt	Current liabilities

Changes in balance sheet	12,508	3,290	106	(17,720)	50,275
Eliminations
Exchange rate differences	790	3,093	678	(1)	2,069
(De)consolidations	(4,183)	(2,599)	750	(965)	(2,891)
Other non-operational changes	(384)	(697)	430	17,670	(28,491)
Bank overdrafts					(2,248)
Operational change 2004	(8,731)	(3,087)	1,964	(1,016)	18,714

13_Issued shares

	2004	2003
ARCADIS NV option plans exercised	1,668	926
Capital increase minority shareholders	59	288
	1,727	1,214

14_Dividends paid

	2004	2003
Paid to shareholders of ARCADIS NV	9,647	9,597
Paid to minority shareholders of consolidated companies	557	157
	10,204	9,754

Company balance sheet at December 31

Assets	2004	2003
Fixed assets
Intangible fixed assets (15)	12,147	13,302
Tangible fixed assets (16)	362	527
Financial fixed assets (17)	94,097	88,502
Current assets
Receivables (18)	64,680	57,843
Cash and cash equivalents	483	29
Total	171,769	160,203

Equity and liabilities
Shareholders’ equity
Share capital (19)	1,030	1,022
Additional paid-in capital (20)	37,644	35,985
Reserve exchange rate differences (21)	(17,342)	(13,709)
Other reserves (22)	104,198	91,872
Net profit financial year	20,139	21,368
	145,669	136,538

Long-term debt (23)	—	18,151
Current liabilities (24)	26,100	5,514
Total	171,769	160,203

Company statement of income

	2004	2003
Net income subsidiaries	20,756	18,823
Other results	(617)	2,545
Net income	20,139	21,368

Amounts in thousands of euros unless otherwise stated

General

The valuation principles, the conversion of foreign currencies and the method of determination of income are the same as those used in the consolidated financial statements.

Notes to the company balance sheet

15_Intangible fixed assets

	Goodwill	Software	Total
Balance at January 1, 2004
Purchase price	12,966	3,275	16,241
Accumulated depreciation	182	2,757	2,939
Book value	12,784	518	13,302
Changes as a result of
Depreciation	(650)	(505)	(1,155)
Total changes	(650)	(505)	(1,155)
Balance at December 31, 2004
Purchase price	12,966	3,275	16,241
Accumulated depreciation	(832)	(3,262)	(4,094)
Book value	12,134	13	12,147

16_Tangible fixed assets (furnitures and fixtures)

Balance at January 1, 2004
Purchase price	1,853
Accumulated depreciation	1,326
Book value	527
Changes as a result of
Investments	43
Depreciation	(208)
Total changes	165
Balance at December 31, 2004
Purchase price	1,896
Accumulated depreciation	(1,534)
Book value	362

17_Financial fixed assets

Subsidiaries	2004	2003
Balance at January 1	88,502	80,579
Changes as a result of
Share in income	20,756	18,823
(De)consolidations	250	139
Investments	18	22,060
Divestments	(127)	—
Loans	—	(2)
Goodwill	—	(12,966)
Exchange rate differences	(3,860)	(10,081)
Dividends received	(11,918)	(10,867)
Other changes	476	817
	5,595	7,923
Balance at December 31	94,097	88,502

18_Receivables

	2004	2003
Receivables from group companies	64,630	57,584
Other receivables	50	259
	64,680	57,843

Shareholders’ Equity

19_Share capital

The Company’s authorized share capital amounts to € 5,000,010 divided into 40,000,000 shares of common stock; 50,000,000 shares of cumulative preferred stock; and 10,000,000 shares of cumulative financing preferred stock (divided over four series of 2,500,000 shares each), all with a nominal value of € 0.05 each, and 200 priority shares with a nominal value of € 0.05 each. At December 31, 2004, issued and outstanding are 20,645,615 (2003: 20,430,377) shares of common stock and 200 (2003: 200) priority shares.

ARCADIS NV has specific employee stock options plans for its American employees. At December 31, 2004, 454,139 (2003: 607,768) options were outstanding. These can be exercised at prices ranging from US$ 6.75 to US$ 15.00 (2003: US$ 6.75 to US$ 11.85); the average exercise price is US$ 9.77  (2003: US$ 9.25). In January, May, November, and December 2004, out of these plans 91,069 options were granted with an exercise price between US$ 10.06 and US$ 15.00. During 2004, 223,238 options were exercised (2003: 133,703) with exercise prices between US$ 6.75 and US$ 11.50 (2003: US$ 6.75 to US$ 11.50); while 21,460 options with exercise prices ranging from US$ 6.75 to US$ 11.50 were canceled. The closing price of ARCADIS shares on the NASDAQ on December 31, 2004, was US$ 18.4175 (2003: US$ 11.80). One option entitles the holder to one share. On December 31, 2004, option holders had the opportunity of exercising 226,421 options at prices ranging from US$ 6.75 to US$ 14.60.

Beginning in 2001, a new worldwide option plan was introduced for the senior management of the Company. In 2004, no options were granted under this plan. For a detailed description of the options plans, please refer to the page “Options and stock purchase plans.”

In 2004, the Company repurchased 500 shares against a price of € 8.65 and 11,400 shares against a price ranging from US $ 18.40 to US $ 18.65; these shares are to cover the options granted. This temporary repurchase has been deducted from the Other Reserves. During 2004, 78,000 shares wich were repurchased since 2002 were sold again because options were exercised. For more information, please refer to “The ARCADIS Share”.

20_Additional paid-in capital

	2004	2003
Balance at January 1	35,985	35,066
Changes as a result of
Options exercised	1,659	919
Balance at December 31	37,644	35,985

21_Reserve exchange rate differences

	2004	2003
Balanced at January 1	(13,709)	(3,765)
Exchange rate differences	(3,633)	(9,944)
Balance at December 31	(17,342)	(13,709)

22_Other reserves

	2004	2003
Balance at January 1	91,872	77,718
Changes as a result of
Profit last book year	21,368	24,668
Dividend	(9,647)	(9,597)
Own share purchase for granted options	(158)	(917)
Exercises of options	704	—
Other changes	59	—
	12,326	14,154
Balance at December 31	104,198	91,872

23_Long-term debt

	2004	2003
Bank loans (interest rates between 6.1% and 6.2%)	—	18,151
	—	18,151

24_Current liabilities

	2004	2003
Current portion of long-term debts	18,151	—
Bank overdrafts	4,745	255
Suppliers	868	526
Corporate taxes	853	(605)
Taxes and social security contributions	(1,433)	145
Payable to group companies	980	32
Other liabilities	1,936	5,161
	26,100	5,514

The short-term credit facilities amount to € 122 million. No current receivables or other assets have been pledged.

Commitments and contingent liabilities

The Company is part of the fiscal unit ARCADIS NV. Therefore, the Company is severally liable for tax liabilities of the fiscal unit as a whole.

Notes to the company statement of income

Net income subsidiaries

Net income of subsidiaries is the share of ARCADIS NV in the results of its subsidiaries.

Remuneration of Executive Board and Supervisory Board

In 2004, an amount of € 1,298,000 (2003: € 1,848,000, adjusted for comparison purposes) was charged to the Company for remuneration of (former) Executive Board members including pension charges. No options were granted to the members (2003: 57,500). In the schedule below, the salary, bonus and pension premium for each Executive Board member are provided. For an explanation of the remuneration policy, please refer to the remuneration report included in this report.

	Salary	Bonus		Pension	Number
	(1)	(2)		premium	of options
Harrie Noy	331	100		74	—
Michiel Jaski	248	100		27	—
Jan Zijlstra (As of 1-1-2004 advisor to the Executive Board)	248	25		62	—
Steve Blake (As of 11-1-2003 CEO ARCADIS G&M)	—	99	(3)	—	—

(1)          The salaries of the Dutch members of the Executive Board were raised by 0%, in line with the Company’s collective labor agreement.

(2)          The bonus is based on the results achieved in 2003.

(3)          In US$ and relates to the period January 1 to November 1, 2003.

Currently, the Supervisory Board consists of six members. The joint fixed remuneration for 2004 amounted to € 195,000 (2003: € 176,000), specified as follows.

Remuneration
Rijnhard W.F. van Tets	38
Thomas M. Cohn (from May 2004)	15
Carlos Espinosa de los Monteros	27
Luck M. van Leeuwen (until May 2004)	19
André A. van der Louw (until May 2004)	13
Jan Peelen	27
Ross A. Webber	27
Gerrit Ybema	29

Arnhem The Netherlands, March 4, 2005

Executive Board	Supervisory Board
Harrie L.J. Noy	Rijnhard W.F. van Tets
C. Michiel Jaski	Thomas M. Cohn
Carlos Espinosa de los Monteros
Jan Peelen
Ross A. Webber
Gerrit Ybema

Other information

Profit allocation

Article 27 of the Articles of Association stipulates, among other things, that the Executive Board with the approval of the Supervisory Board shall annually propose which part of the profit shall be at the disposal of the Annual General Meeting of Shareholders. The remaining part of the profits shall be allocated to the reserves.

The Executive Board with the approval of the Supervisory Board proposes to present for acceptance to the Annual General Meeting of Shareholders to reserve an amount of € 10.2 million and distribute a dividend amount of € 9.9 million from the profits of the fiscal year 2004, amounting to € 20.1 million, which represents a dividend of € 0.48 per share.

Priority shares

The priority shares have been issued since 1987 and are held by the Stichting Prioriteit ARCADIS NV, a foundation established in Arnhem. The special statutory right under the ARCADIS Articles of Association regarding these priority shares is decision making related to:

1. The issuance, acquisition and disposal of shares in the Company;

2. Amendments to the Articles of Association;

3. The dissolution of the Company and the filing for bankruptcy;

4. The entry into or termination of long-term cooperative ventures of substantial significance; and

5. Investments (including entering into participations) for an amount equal to at least 25% of shareholders’ equity.

The board of the Stichting Prioriteit ARCADIS NV is administered by 20 statutory board members: seven members of the ARCADIS’ Supervisory Board, three members of the ARCADIS’ Executive Board, and ten members from the board of Foundation Bellevue (a foundation established in Arnhem, whose board members are appointed by and from the international employees of the ARCADIS group). At the balance sheet date, the board of the Stichting Prioriteit ARCADIS NV is comprised of the following persons:

Rijnhard W.F. van Tets, Chairman

Steve Reed, Deputy Chairman

Harrie L.J. Noy, Secretary

Thomas M Cohn

Marc A. Elbers

Carlos Espinosa de los Monteros

C. Michiel Jaski

Marcia Paterno Joppert

Jan Peelen

Marc van Put

Gerardo Roiz de la Parra

Marcel P. Stuart

Ross A. Webber

Piet P.Q. de Wildt

Peter  E. Yakimowich

Gerrit Ybema

Four Vacancies

The Executive Board of ARCADIS NV and the board of the Stichting Prioriteit ARCADIS NV are both of the opinion that, regarding the exercising of the voting right on the priority shares by the Stichting Prioriteit ARCADIS NV, there is full compliance with the requirements stipulated in Section X of the regulations of Euronext Amsterdam N.V.

Cumulative Preferred Shares

The Stichting Preferente Aandelen ARCADIS NV (Preferred Stock Foundation ARCADIS NV) established in Arnhem in 1995 has as its objective the protection and promotion of the interests of ARCADIS NV and its affiliated companies and all parties involved. Since the amendment of the Articles of Association in 2004, the Board of the Foundation consists of four persons appointed by the Company’s Executive Board. As proposed by the Supervisory Board, it is decided that no additional member (nominated by and out of the Supervisory Board) will be nominated as the Supervisory Board prefers the board of the Foundation to be fully independent.

The Foundation has been granted the right to acquire ARCADIS’ preferred (protection) shares up to a maximum equal to the number of outstanding shares issued at the date in question. ARCADIS NV has been granted the right to issue the same number of preferred shares to the Foundation. Both options may only be exercised provided the interests of ARCADIS NV, its affiliated enterprises, and all parties involved were to warrant this.

At the balance sheet date, the board of said Foundation is comprised of the following persons:

Jan A. Dekker Chairman

Bram A. Anbeek van der Meijden Secretary

Liesbeth E. M. Kneppers-Heijnert

Frits W. Mulder

The Executive Board of ARCADIS NV and the board of the Stichting Preferente Aandelen ARCADIS NV are both of the opinion that, regarding the independence of the management, there is full compliance with the requirements stipulated in Section X of the regulations of Euronext Amsterdam N.V.

Cumulative Financing Preferred Shares

Since 2002, the Articles of Association incorporate the ability to issue shares of cumulative financing preferred stock. Currently, no cumulative financing preferred stock has been issued.

Auditors’ report

Introduction We have audited the foregoing 2004 financial statements of ARCADIS NV, Arnhem. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2004 and the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Utrecht, The Netherlands, March 4, 2005

KPMG Accountants N.V.

Other financial data

Comparisons based on percentages	2004	2003	2002
Gross revenue	142.4%	141.2%	141.8%
Materials, services of third parties, and subcontractors	(42.4)%	(41.2)%	(41.8)%
Net revenue	100.0%	100.0%	100.0%
Operational cost	(92.0)%	(91.3)%	(89.8)%
Depreciation	(2.5)%	(2.7)%	(2.8)%
EBITA	5.5%	6.0%	7.4%
Amortization goodwill and identifiable intangible assets	(0.4)%	(0.2)%	(0.0)%
Operating income	5.1%	5.8%	7.4%
Financing income/expenses net	(0.5)%	(0.4)%	(0.4)%

Income from operations before taxes	4.6%	5.4%	7.0%
Taxes	(1.5)%	(2.0)%	(2.4)%

Income of consolidated companies from operations after taxes	3.1%	3.4%	4.6%
Income from non-consolidated companies	0.4%	0.4%	0.1%

Group income after taxes	3.5%	3.8%	4.7%
Minority interest	(0.3)%	(0.2)%	(0.4)%

Net income	3.2%	3.6%	4.3%
Net income from operations	3.6%	3.8%	4.3%

net revenue = 100%

Other financial data

	2004				2003
Quarterly financial data	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Revenue
Quarterly	207,304	223,405	221,064	249,008	192,829	198,055	207,165	242,594
Cumulative	207,304	430,709	651,773	900,781	192,829	390,884	598,049	840,643
In percent per quarter	23.0%	24.8%	24.6%	27.6%	22.9%	23.6%	24.6%	28.9%
In percent cumulative	23.0%	47.8%	72.4%	100.0%	22.9%	46.5%	71.1%	100.0%

Net income from operations
Quarterly	4,525	5,483	4,601	8,088	3,908	5,672	5,058	7,887
Cumulative	4,525	10,008	14,609	22,697	3,908	9,580	14,638	22,525
In percent per quarter	19.9%	24.2%	20.3%	35.6%	17.3%	25.2%	22.5%	35.0%
In percent cumulative	19.9%	44.1%	64.4%	100.0%	17.3%	42.5%	65.0%	100.0%

Net income from operations per share (in euros)
Quarterly	0.23	0.27	0.23	0.40	0.20	0.29	0.25	0.39
Cumulative	0.23	0.50	0.73	1.13	0.20	0.49	0.74	1.13

Exchange rate (in euros)
US$ 1=	0.80	0.83	0.82	0.77	0.93	0.88	0.89	0.84

in thousands of euros unless otherwise stated

Ten-year summary

Consolidated balance sheet	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Intangible fixed assets	53.1	41.4	12.7	7.6	7.1	6.4	4.9	1.1	1.0	0.7
Tangible fixed assets	42.3	44.9	41.2	37.8	40.6	46.3	44.5	49.1	44.0	43.7
Financial fixed assets	13.7	12.4	9.6	6.4	10.5	10.4	7.7	7.9	18.0	10.2
Total fixed assets	109.1	98.7	63.4	51.8	58.2	63.1	57.1	58.1	63.0	54.6

Inventories	27.7	15.2	21.5	27.5	30.2	44.6	33.2	24.9	15.1	0.8
Receivables	205.4	202.1	205.7	187.0	192.1	176.6	152.8	149.0	123.4	122.1
Cash and cash equivalents	48.2	31.3	53.2	43.7	18.3	12.0	10.0	13.4	14.7	15.4
Total current assets	281.4	248.6	280.4	258.2	240.6	233.2	196.0	187.3	153.2	138.3

Total assets	390.5	347.3	343.8	310.0	298.8	296.3	253.1	245.4	216.2	192.9

Share capital	1.0	1.0	1.0	1.0	1.0	1.0	0.4	0.4	0.4	0.4
Additional paid-in capital	37.6	36.0	35.1	34.9	34.9	27.4	27.8	27.4	27.1	25.6
Revaluation reserve real estate	—	—	—	—	0.1	0.1	0.4	1.3	1.1	0.5
Statutory reserves	—	—	—	—	—	—	—	—	0.2	0.8
Reserve exchange rate differences	(17.3)	(13.7)
Other reserves	104.2	91.9	98.6	97.8	79.2	71.9	58.7	52.1	43.5	53.3
Net profit from book year	20.1	21.4
Total shareholders’ equity	145.7	136.5	134.7	133.7	115.2	100.4	87.3	81.2	72.3	80.6

Minority interest	9.0	7.6	7.1	6.1	4.4	3.3	5.6	6.0	4.8	6.1
Total equity	154.6	144.1	141.8	139.8	119.6	103.7	92.9	87.2	77.1	86.7

Provisions	20.1	20.0	13.5	13.1	14.4	16.4	16.9	15.7	12.8	9.9
Long-term debts	12.0	29.7	27.6	22.0	23.1	5.7	6.4	6.4	5.6	8.5
Current liabilities	203.7	153.5	160.9	135.1	141.7	170.5	136.9	136.1	120.7	87.8

Total equity and liabilities	390.5	347.3	343.8	310.0	298.8	296.3	253.1	245.4	216.2	192.9

Total equity as % of balance sheet total	40%	41%	41%	45%	40%	35%	37%	36%	36%	45%
Interest coverage ratio	10	13	19	15	11	12	9	15	11	16
Debt/EBITDA ratio	0.8	0.7	0.7	0.6	0.7	1.3	1.2	1.1	1.1	0.8

Acquisitions	17.3	46.1	16.2	5.6	7.3	13.3	6.5	14.6	31.8	7.6
Investments	12.5	18.2	14.2	15.3	17.2	18.2	20.3	16.4	12.8	11.2
Depreciation	15.6	16.1	15.9	15.4	17.9	16.2	13.8	13.5	11.4	9.7
Cash flow	38.3	38.6	40.8	40.6	38.7	33.7	27.5	33.1	23.3	22.0
Net cash provided by operating activities	44.8	59.1	45.8	49.7	49.7	23.9	24.6	21.3	23.5	8.0

Average number of employees (in thousands)	9419	8827	8020	7619	7657	7217	6635	6471	5996	4753
Total shares outstanding (x 1.000)	20,646	20,431	20,297	20,285	20,275	19,769	19,256	18,904	18,846	18,633
Maximum increase from exercising options	1,267	1,561	1,134	692	719	718	853	908	988	1,038

These figures are derived from the published annual financial statements of the years concerned.

Amounts in thousands of euros unless otherwise stated

Consolidated statement of income	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Net sales	900.9	848.5	817.1	806.2	798.2	656.4	571.1	567.4	483.7	409.0
Change in work in progress	(0.1)	(7.8)	2.0	(8.8)	(22.0)	(0.9)	7.5	7.9	10.5	(0.5)
Gross revenue	900.8	840.6	819.1	797.4	776.2	655.5	578.6	575.3	494.2	408.5
Materials, services of third parties and subcontractors	(268.2)	(245.2)	(241.4)	(233.9)	(225.3)	(195.7)	(167.8)	(192.7)	(157.8)	(126.3)
Net revenue	632.5	595.4	577.8	563.5	550.9	459.8	410.8	382.6	336.4	282.2
Personnel costs	(449.4)	(428.8)	(413.4)	(404.4)	(397.4)	(329.1)	(288.0)	(260.6)	(229.8)	(191.5)
Other business costs	(132.2)	(114.5)	(105.5)	(104.8)	(100.4)	(86.7)	(81.8)	(82.2)	(73.3)	(61.9)
Depreciation	(15.6)	(16.1)	(15.9)	(15.4)	(17.9)	(16.2)	(13.8)	(13.5)	(11.4)	(9.7)
EBITA	35.2	36.0	42.9	38.9	35.2	27.8	27.2	26.2	21.9	19.1
Amortization goodwill and identifiable intangible assets	(2.6)	(1.2)	(0.2)	(0.1)	—	—	—	—	—	—
Operating income	32.7	34.9	42.7	38.8	35.2	27.8	27.2	26.2	21.9	19.1
Operational margin	5.2%	5.9%	7.4%	6.9%	6.4%	6.1%	6.6%	6.8%	6.5%	6.8%
Financing items net	(3.5)	(2.8)	(2.2)	(2.7)	(3.3)	(2.3)	(2.9)	(1.7)	(1.9)	(1.2)
Income from operations before taxes	29.2	32.0	40.5	36.1	31.9	25.5	24.3	24.5	20.0	17.9

Taxes	(9.6)	(11.7)	(14.4)	(12.5)	(11.2)	(8.5)	(7.8)	(7.9)	(6.4)	(5.1)
Income of consolidated companies from operations after taxes	19.6	20.3	26.1	23.6	20.7	17.0	16.5	16.6	13.6	12.8
Income of non-consolidated companies and long-term investments	2.4	2.6	0.7	0.5	0.8	1.4	0.2	(0.8)	0.2	0.9
Group income from operations after taxes	22.0	22.9	26.7	24.1	21.5	18.4	16.7	15.8	13.8	13.7
Extraordinary items after taxes	—	—	—	2.0	—	—	(1.8)	5.0	(0.9)	—
Group income after taxes	22.0	22.9	26.7	26.1	21.5	18.4	14.9	20.8	12.9	13.7

Minority interest	(1.9)	(1.5)	(2.1)	(1.0)	(0.8)	(0.8)	(1.2)	(1.2)	(1.0)	(1.4)
Net income	20.1	21.4	24.7	25.1	20.7	17.6	13.7	19.6	11.9	12.3
Net income from operations	22.7	22.5	24.9	23.2	20.7	17.6	15.5	14.6	12.7	12.3

Operating income as % of net sales	3.6%	4.1%	5.2%	4.8%	4.4%	4.2%	4.7%	4.6%	4.5%	4.7%
Return on equity	14.3%	15.8%	18.4%	20.2%	19.2%	18.8%	16.3%	25.5%	15.5%	15.6%
Return on assets	8.6%	10.0%	12.6%	12.0%	11.0%	9.8%	9.8%	10.2%	12.2%	12.4%
Dividend proposal	9.9	9.8	9.7	8.9	7.9	6.5	5.8	5.3	4.7	4.5

Data per share (in euros unless otherwise stated)
Net income from operations per share	1.13	1.13	1.23	1.14	1.04	0.90	0.81	0.77	0.68	0.66
Net earnings per share	1.00	1.07	1.23	1.24	1.04	0.90	0.72	1.04	0.64	0.66
Dividend proposal	0.48	0.48	0.48	0.44	0.39	0.33	0.30	0.28	0.25	0.24
Shareholders’ equity	7.06	6.68	6.64	6.59	5.68	5.08	4.53	4.29	3.84	4.33
Closing price Amsterdam Euronext	13.70	9.34	7.94	9.35	8.55	7.85	6.67	10.16	9.94	6.72
Closing price NASDAQ in US$	18.418	11.800	8.380	8.390	7.625	6.825	7.750	10.688	12.625	9.250

These figures are derived from the published annual financial statements of the years concerned.

Amounts in thousands of euros unless otherwise stated

Options and share purchase plan

To stimulate the realization of long-term corporate goals, ARCADIS NV has stock option plans as well as stock purchase plans. An overview of these plans is provided below.

ARCADIS NV 1994-1996 Incentive Plan

At the time of the merger with Geraghty & Miller, Inc. in 1993, ARCADIS NV adopted and later expanded in 1994 and 1996 the existing stock option plans. The 1994 plan expired at the end of 2003. Under the 1996 plan, a maximum of 850,000 options may be granted to U.S. employees, whereby each option is equal to one share of common stock. These options are valid for a period of ten years and generally become vested after a period of three years.

In January, May and December 2004, under the 1996 option plan, 61,069 options with exercise prices varying between US$ 10.06 and US$ 14.60 were granted to an employee and the Corporate Director of Mergers and Acquisitions.

In November 2004 it was decided to grant, a total of 30,000 options were granted under the 1996 stock option plan to the management and key staff of a company acquired in the United States, related to the acquisition of that firm. The options were granted against an exercise price of US$ 15.00.

On December 31, 2004, a total number of 454,139 options were outstanding under the 1994-1996 plans. The average exercise price was US$ 9.77. On December 31, 2004, option holders had the right to exercise 226,421 options against prices varying from US$ 6.75 to US$ 14.60. The closing price of ARCADIS shares on the NASDAQ on December 31, 2004 was US$ 18.418.

ARCADIS NV 2001 Long Term Incentive Share Option Plan

In the General Meeting of Shareholders on May 23, 2001, the ARCADIS NV 2001 Long Term Incentive Share Option Plan was introduced. Under this plan, a maximum of 2,500,000 options on ARCADIS NV shares will be granted from 2001 to 2006 to key personnel in ARCADIS NV and its subsidiaries. What is distinct about this plan is the fact that the number of options to be used per year can be determined by a number of pre-set performance criteria as formulated by the Supervisory Board of the Company. These are related to the increases in earnings per share in the prior financial year. These options are provisional in nature and become vested after a period of three years provided the participant is still employed by ARCADIS NV or one of its international subsidiaries. Options issued under this plan are valid for a period of ten years, beginning on the date of issuance. Options are usually granted on the day after the Annual General Meeting of Shareholders; the exercise price will match the closing price of ARCADIS NV shares on the Euronext Amsterdam stock exchange on the day on which the options are granted.

Because net income per share in 2003 was 4% lower (excluding currency effects), the minimum threshold of 5% growth was not reached, and as a result, no options were granted in 2004.

On December 31, 2004, 813,219 options were outstanding under the 2001 plan. The average exercise price is € 9.30. Under this plan, options become vested after three years, which occurred for the first time on May 23, 2004.

In May 2005, the General Meeting of Shareholders will be presented with a number of changes to this option plan in an effort to bring the option plan in line with the Dutch Corporate Governance Code (the Code).

Overview of options granted

Option plan from year:	Maximum		Granted	Exercise price		Withdrawn	Exercised	Outstanding	Expiration date
1994	520,000		92,868	US$	9.50	54,628	38,240	0	01-04-2004
			10,000	US$	11.00	—	10,000	0	09-15-2004
			159,750	US$	11.00	92,050	67,700	0	09-22-2004
			20,000	US$	8.50	—	20,000	0	05-01-2006
			98,622	US$	9.13	64,906	33,716	0	03-26-2006
		*)	51,878	US$	9.13	35,752	15,584	542	03-26-2006
		*)	10,000	US$	10.63	—	10,000	0	08-19-2006
			74,500	US$	9.13	34,442	19,100	20,958	03-26-2006

1996	850,000		99,695	US$	11.50	38,000	25,500	36,195	04-01-2008
		*)	305	US$	11.50	—	—	305	04-01-2008
			82,500	US$	6.75	22,770	31,810	27,920	03-17-2009
			11,374	US$	8.25	—	11,374	0	07-01-2009
		*)	3,626	US$	8.25	—	3,626	0	07-01-2009
			122,123	US$	6.75	25,400	28,395	68,328	05-17-2010
		*)	6,627	US$	6.75	—	2,605	4,022	05-17-2010
			110,937	US$	8.00	31,000	12,890	67,047	05-23-2011
		*)	7,813	US$	8.00	—	3,810	4,003	05-23-2011
			31,779	US$	9.44	—	14,217	17,562	06-14-2012
		*)	3,221	US$	9.44	—	2,147	1,074	06-14-2012
			10,000	US$	10.25	—	—	10,000	05-09-2013
			60,000	US$	11.50	1,400	—	58,600	06-13-2013
			30,000	US$	8.70	—	—	30,000	08-18-2013
			6,616	US$	11.85	—	—	6,616	06-13-2013
		*)	13,232	US$	11.85	—	—	13,232	06-13-2013
			787	US$	9.86	—	—	787	05-09-2013
		*)	1,573	US$	9.86	—	1,573	0	05-09-2013
			242	US$	8.75	—	—	242	08-18-2013
		*)	7,623	US$	8.75	—	5,243	2,380	08-18-2013
			1,257	US$	9.33	—	—	1,257	05-07-2013
		*)	2,511	US$	9.33	—	2,511	0	05-07-2013
		*)	1,088	US$	10.06	—	—	1,088	08-08-2013
		*)	30,800	US$	10.19	—	8,000	22,800	10-16-2013
			2,136	US$	11.80	—	—	2,136	12-31-2013
			7,864	US$	11.80	—	—	7,864	12-31-2013
		*)	1,456	US$	13.70	—	—	1,456	06-29-2014
		*)	4,525	US$	14.00	—	—	4,525	09-24-2014
		*)	5,200	US$	14.29	—	—	5,200	10-15-2014
		*)	8,000	US$	14.60	—	—	8,000	11-03-2014
			30,000	US$	15.00	—	—	30,000	11-03-2014

2001	2,500,000		195,000		€9.20	5,000	70,000	120,000	05-22-2011
			254,100		€10.79	54,900	—	199,200	05-15-2012
			9,000		€8.50	—	—	9,000	08-28-2012
			290,250		€8.93	36,000	—	254,250	05-13-2013
			230,779		€8.50	10	—	230,769	10-16-2013
Total			2,201,657			496,258	438,041	1,267,358

*) unconditional

Purchase or issuance of shares

Regarding the ARCADIS NV 2001 Long Term Incentive Share Option Plan, the intention is to minimize dilution by purchasing (a portion of) the needed shares for this plan. Shares needed for the ARCADIS NV 1994-1996 option plans will be issued through the NASDAQ when these options are exercised. In 2004, 215,238 common shares (2003: 133,703) were issued as a result of options being exercised. As of December 27, 2004, shares were also purchased on the NASDAQ to cover part of these option plans. The following amounts of shares were purchased:

Year	Number of shares	Price at time of purchase
2002	300,000	€ 10.75
2003	112,972	€ 7.74 to 8.65
2004	500	€ 8.65
2004	11,400	US$ 18.40 to 18.65

Of the shares repurchased a total of 78,000 have been placed back in the market in the course of 2004, through the exercise of options. The net proceeds totaled € 704,000.

Regulation

Participants in the ARCADIS option plans and share purchase programs are obligated to comply with the “Regulation concerning insider information ARCADIS NV,” in so far as this regulation applies to them. If applicable, these participants are prohibited from conducting any transactions in ARCADIS NV securities during closed periods. For all participants, it is obvious that if they have access to or possess insider information, any trading in ARCADIS securities is also prohibited.

ARCADIS NV Employee Share Participation Plan

In cooperation with the Lovinklaan Foundation, ARCADIS NV introduced an Employee Share Participation Plan at the end of 2001, enabling employees to purchase ARCADIS NV shares from the Lovinklaan Foundation against a (pre-fixed) discount. The Employee Share Participation Plan (at this time) is valid in the Netherlands, United States, Belgium and Germany. France is expected to begin participation in May 2005. The discount percentages are based on local laws and regulations and differ on a country-to-country basis, varying from 10% (the Netherlands) to 15% (United States and Germany) to 16.67% (Belgium) and 17.5% (France). In total 168,487 shares were bought by employees in 2004 from the Lovinklaan Foundation.

The shares used for this plan, as well as the discount in price, are provided by the Lovinklaan Foundation. Therefore, this plan in no way gives rise for the purchase or issuance of shares by ARCADIS NV itself. The Lovinklaan Foundation at December 31, 2004, held a 21.3% stake in the Company’s share capital.

Shares and options held by members of the Executive Board and Supervisory Board

Interests held by members of the Executive Board The interests held in the share capital of ARCADIS NV by those who during 2004 were members of the Executive Board are noted in the table below:

Shares ARCADIS NV held	January 1, 2004	December 31, 2004
Harrie L.J. Noy	13,256	33,787
C. Michiel Jaski	501	1,436

Overview of options outstanding to the members of the Executive Board (year-end 2004)

	Option plan from year	Granted in year	Number granted	Exercise price	Exercised 2004	Outstanding	Expiration date
H.L.J. Noy	2001	2001	30,000	€9.20	20,000	10,000	05-22-2011
		2002	15,000	€10.79	—	15,000	05-15-2012
		2003	17,500	€8.93	—	17,500	05-13-2013

C.M. Jaski	2001	2001	17,500	€9.20	—	17,500	05-22-2011
		2002	10,000	€10.79	—	10,000	05-15-2012
		2003	14,000	€8.93	—	14,000	05-13-2013

Shares and options held by members of the Supervisory Board The interests held in the share capital of ARCADIS NV by those who during 2004 were members of the Supervisory Board are noted in the table below:

Shares ARCADIS NV held	January 1, 2004	December 31, 2004
Ross A. Webber	1,130 shares	1,130 shares

Members of the Supervisory Board hold no ARCADIS options.

Company addresses

Head office

ARCADIS NV

Utrechtseweg 68

P.O. Box 33

6800 LE Arnhem

The Netherlands

Phone +31 26 3778911

Fax +31 26 3515235

Principal offices

Belgium

ARCADIS Gedas

Clara Snellingsstraat 27

2100 Antwerpen

Belgium

Phone +32 3 3608300

Fax +32 3 3608301

Director

Ludo Smans

Brazil

ARCADIS Logos Engenharia S.A.

Rua Líbero Badaró, 377 - 6° andar

CEP 01009-906, São Paulo

Brazil

Phone +55 11 31173171

Fax +55 11 31177351

Director

Eng. Antonio Rocha

Chile

ARCADIS Geotécnica S.A.

Av. Eliodoro Yáñez 1893

Providencia, Santiago

Chile

Phone +56 2 3816000

Fax +56 2 3816001

Director

Ing. Javier Hurtado

Czech Republic

SG-Geotechnika

Geologická 988/4, 152 00 Praha 5

Czech Republic

Phone + 420 234 654 111

Fax + 420 234 654 112

Director

Alexandr Rozsypal

Germany

ARCADIS Deutschland GmbH

Berliner Allee 6

P.O. Box 100331

64203 Darmstadt

Germany

Phone +49 61513880

Fax +49 6151388992

Directors

Dipl.-Ing. Erhard Robold

Adam Mahr

France

ARCADIS FCI SA

18 rue Troyon

92316 Sèvres Cedex

France

Phone +33 1 46 23 7850

Fax +33 46 23 7807

Directors

Civ. Ing. Yann Leblais

Civ. Ing. Jean-Claude Popelard

The Netherlands

ARCADIS Nederland BV

Utrechtseweg 68

P.O. Box 33

6800 LE Arnhem

The Netherlands

Phone +31 26 3778911

Fax +31 26 3515235

Directors

Drs. Ing. Douwe Kras

Ir. Kees Slingerland

PRC BV

Goudseweg 181

P.O. Box 1051

2410 CB Bodegraven

The Netherlands

Tel +31 172 - 631414

Fax +31 172 - 611902

Director

Ir. Leo van der Kemp

Poland

ARCADIS

Ul. Tarnogajska 18

50-512 Wroclaw

Poland

Phone +48 71 7823030

Fax +48 71 7823010

Director

mgr Marek Adamek

Spain

Grupo EP S.A.

Arapiles 14

28015 Madrid

Spain

Phone +34 91 5949500

Fax +34 91 4465546

Directors

Luis Villarroya Alonso, I.C.C.P.

Ángel Catena Asúnsolo, I.C.C.P.

Felipe García Berrio, I.C.C.P.

Joaquín Llorente Malagón, I.C.C.P.

United Kingdom

ARCADIS G&M International Ltd.

Craven Court

Willie Snaith Road

Newmarket

Suffolk CB8 7FA

United Kingdom

Phone +44 (0)1638 674767

Fax +44 (0)1638 668191

Director

Dr. Brian Crook

United States

ARCADIS

630 Plaza Drive, Suite 200

Highlands Ranch

Colorado 80129-2379

United States

Phone +1 720 3443500

Fax +1 720 3443535

Directors

Steve Blake PE, PG

Mike Myers, PE

Other regions

ARCADIS Euroconsult BV

Beaulieustraat 22

P.O. Box 441

6800 AK Arnhem

The Netherlands

Phone +31 26 3577111

Fax +31 26 3577577

Director

Pieter van Stuijvenberg

Geographical distribution

A_The Netherlands	D_Other countries
Gross revenue € 301 million	Gross revenue € 47 million
Percentage of total gross revenue 34%	Percentage of total gross revenue 5%
Operating income(1) € 6.8 million	Operating income(1) € 0.7 million
Excluding non-recurring items € 11.2 million	Of total operating income 2%
Of total operating income 19%

B_North and South America	Principal offices
Gross revenue € 299 million	ARCADIS is headquartered in The Netherlands.
Percentage of total gross revenue 33%	In addition, the Company has principal offices in
Operating income(1) € 15.0 million	Belgium; Brazil; Chile; Czech Republic; France;
Of total operating income 43%	Germany; Poland; Spain; The Netherlands; United
Kingdom; United States
C_Other European countries
Gross revenue € 254 million
Percentage of total gross revenue 28%
Operating income(1) € 12.7 million
Of total operating income 36%

(1)  Operating income before goodwill

Organization structure

ARCADIS NV

The Netherlands	North and South America	Other European countries	Other countries

	Brazil	Belgium
ARCADIS	ARCADIS Logos	ARCADIS Gedas	ARCADIS Euroconsult

	United States	Czech Republic
PRC	ARCADIS	SG-Geotechnika

	Chile	France
	ARCADIS Geotécnica	ARCADIS FCI

Germany
ARCADIS

Poland
ARCADIS

Spain
Grupo EP

United Kingdom
ARCADIS G&M International

Publication:

ARCADIS NV, March 2005

Design:

Interbrand Zintzmeyer & Lux B.V., Amsterdam, The Netherlands

Layout and typesetting:

OCE Business Services, Arnhem, The Netherlands

Photography:

Jonathan Andrew, Amsterdam, The Netherlands

John Ripley, United States

Michel Kievits, Breda, The Netherlands

Wander Benthem, The Netherlands

Timo Sorber, The Netherlands

Lithography and printing:

Lecturis, Eindhoven, The Netherlands

Impression:

22,000

This Annual Report is printed on:

150 grs Eurobulk

Glossary

AAC_ARCADIS Audit Committee.

Advanced Management Program_Internal training program for ARCADIS managers.

Organic growth_The development of our results adjusted for acquisitions, divestments and currency effects.

Gross Revenue_Total of billed activities added with value of current activities in accordance with the percentage-of-completion method.

Billability_At ARCADIS: The number of billable hours, related to the number of available working hours minus holidays and sick leave.

Carbon Credits_Credits that are a result of diminishing CO2 emissions under the recently ratified Kyoto protocol. Since recently, it is possible to trade in carbon credits.

DBFO_Design Build Finance and Operate: projects in which ARCADIS is entirely responsible (often in cooperation with partners) for design, realization, finance and operations.

Defined Benefit_in relation to pensions, system whereby the value of the distribution from the pension fund to its participants is fixed.

Defined Contribution_in relation to pensions, system whereby the value of the contribution to the pension fund made by the company is fixed.

EBITA_Indication of results: Earnings Before Interest, Tax and Amortization.

Facility management_Company activity: The management of buildings, grounds and infrastructure of our clients’ locations, including services like catering, security and purchasing utilities like water and electricity.

General Business Principles_A set of working ethics for our employees.

Goodwill_The sum that is paid above the fair value when acquiring a company.

GRiP®_Guaranteed Remediation Program: form of environmental services whereby ARCADIS takes responsibility for possible risks with remediation projects.

IFRS_International Financial Reporting Standards International valuation principles for financial reporting.

Impairment test_Test to assess how the net cash value (based on future cash flows) of assets acquired compares to the current book value.

Liquidity providers_In relation to the ARCADIS share: Banks that offer protection from the fluctuations of the stock market are acting as counter part so transactions can always be made and as a consequence of that transaction volumes increase.

Multinational clients_Private sector clients with offices in various countries.

Net income from operations_Net income excluding extraordinary items and excluding amortization of goodwill.

Net revenue_Gross revenue minus third party activities or materials delivered by third parties.

One-stop shopping concept_At ARCADIS: to execute as full range of activities as possible for one specific client.

Operating facility management_A service in which ARCADIS takes care of all environmental aspects that are linked to a client’s activities.

Order intake_The number of new projects for which contracts have been signed.

Peer group_Group of companies that are comparable with ARCADIS both in size and activity.

Percentage-of-completion_Calculation method in which the actual cost in a project is offset against the expected final cost of a project at completion.

Proxy sollicitation_Means to provide shareholders the opportunity to vote without being present at the shareholders meeting.

R&D_Research & Development.

RECLAIM™_Redevelopment, Closure, Asset and Industrial Management a service in which ARCADIS is responsible for the remediation and redevelopment of a contaminated site.

SAFETEA_Safe, Accountable, Flexible and Efficient Transportation Equity Act: United States draft bill for infrastructure investment.

Sarbanes Oxley Act_American legislation for companies that are listed on American stock exchanges.

SEC Securities and Exchange Commission_United States stock market authority.

Senior Management Committee_ARCADIS senior managers consisting of the Executive Board, the Staff Directors and the CEO’s of major operating companies.

Stakeholders_Individuals, companies and institutions that have an interest in ARCADIS’ activities.

US GAAP_United States Generally Accepted Accounting Principles: American valuation principles for financial reporting.

QuickLinks

SIGNATURES
ARCADIS N.V. AGENDA OF ANNUAL GENERAL MEETING OF SHAREHOLDERS May 11, 2005
INTRODUCTION
OTHER MATTERS
AVAILABILITY OF ANNUAL REPORT